    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 11, 1997.

                                             REGISTRATION STATEMENT NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                                TELEGROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          IOWA                       4813                    42-1344121
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                              2098 NUTMEG AVENUE
                             FAIRFIELD, IOWA 52556
                                (515) 472-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               DOUGLAS A. NEISH
                            CHIEF FINANCIAL OFFICER
                                TELEGROUP, INC.
                              2098 NUTMEG AVENUE
                             FAIRFIELD, IOWA 52556
                                (515) 472-5000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

       JOHN J. KLUSARITZ, ESQ.                  DENNIS J. FRIEDMAN, ESQ.
     MORRIS F. DEFEO, JR., ESQ.                  CHADBOURNE & PARKE LLP
     SWIDLER & BERLIN, CHARTERED                  30 ROCKEFELLER PLAZA
   3000 K STREET, N.W., SUITE 300                  NEW YORK, NY 10112
       WASHINGTON, D.C. 20007                        (212) 408-5100
           (202) 424-7500

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                              PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF            AGGREGATE OFFERING    AMOUNT OF
        SECURITIES TO BE REGISTERED             PRICE(1)(2)     REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, no par value..................    $143,750,000        $43,561

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).
(2) Includes $18,750,000 of shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of Prospectus: (i) one to be used in connection with an offering of the registrant's Common Stock in the United States and Canada (the "U.S. Prospectus") and (ii) the other to be used in a concurrent offering of the registrant's Common Stock outside the United States and Canada (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page and back cover page. The U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. Such alternate pages for the International Prospectus included herein are labeled "Alternate Page for International Prospectus."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    SUBJECT TO COMPLETION, DATED     , 1997

PROSPECTUS
                                     SHARES

                                TELEGROUP, INC.

                                  COMMON STOCK

                                   --------

  Of the     shares of Common Stock, no par value (the "Common Stock"), offered
hereby,    shares are being offered in the United States and Canada (the "U.S.
Offering") by the U.S. Underwriters (as defined) and     shares are being
offered in a concurrent international offering (the "International Offering" and, together with the U.S. Offering, the "Offering") outside the United States and Canada by the Managers (as defined). The initial public offering price and the aggregate underwriting discount per share are identical for both offerings.

  Of the     shares offered hereby,    shares are being issued and sold by
Telegroup, Inc. (the "Company") and     shares are being sold by certain
existing shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

  Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price of the
Common Stock will be between $   and $    per share. See "Underwriting" for
information relating to the factors considered in determining the initial public offering price. Application will be made to approve the shares of Common
Stock for quotation on The Nasdaq National Market under the symbol "   ."

                                   --------

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR A DISCUSSION OF RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY    OR   ADEQUACY   OF   THIS    PROSPECTUS.
   ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      UNDERWRITING              PROCEEDS TO
            PRICE TO DISCOUNTS AND  PROCEEDS TO   SELLING
             PUBLIC  COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS
------------------------------------------------------------
Per Share     $           $             $           $
------------------------------------------------------------
Total(3)     $           $             $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 (1) The Company and the Selling Shareholders have agreed to indemnify the
     U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
 (2) Before deducting estimated expenses of $   , all of which will be paid by
     the Company.
 (3) Certain Selling Shareholders have granted the U.S. Underwriters and the Managers a 30-day option to purchase up to an additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions, and
     Proceeds to Selling Shareholders will be $   , $   , and $   ,
     respectively. See "Underwriting." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders pursuant to the over-allotment option.

                                   --------

  The shares of Common Stock are being offered by the several U.S. Underwriters and the several Managers named herein, subject to prior sale, when, as and if received and accepted by them and subject to certain conditions. It is expected that certificates for shares of Common Stock will be available for delivery on or about , 1997 at the offices of Smith Barney Inc., 333 W. 34th Street, New York, New York 10001.

                                   --------

SMITH BARNEY INC.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                                                                 COWEN & COMPANY
     , 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                      [MAP ON INSIDE FRONT COVER FOLDOUT]

  MAP--of the world reflecting (i) the Telegroup Intelligent Global Network, including the current and pending locations of switches and nodes, and Network Operations Center, (ii) the Company's core markets designated by number of customers and (iii) Country Coordinator and/or internal sales office locations.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including risk factors, the Company's consolidated financial statements and other financial data, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes an
estimated initial public offering price equal to $    (the midpoint of the
range shown on the cover page of this Prospectus) and that the "over-allotment" option is not exercised, (ii) has been adjusted to give effect to the "Reclassification" as defined and described in "Description of Capital Stock" and (iii) has not been adjusted to give effect to the -for-1 "Stock Split" as defined and described in "Description of Capital Stock." References in this Prospectus to the "Company" and "Telegroup" refer to Telegroup, Inc. and its subsidiaries, except where the context otherwise requires. See "Glossary of Terms" for definitions of certain technical and other terms used in this Prospectus.

                                  THE COMPANY

  Telegroup is a leading global alternative provider of international telecommunications services. The Company offers a broad range of discounted international and enhanced telecommunications services to small- and medium-sized business and residential customers in over 170 countries worldwide. Telegroup has achieved its significant international market penetration by developing what it believes to be one of the most comprehensive global sales, marketing and customer service organizations in the international telecommunications industry. The Company operates a digital, switched-based telecommunications network (the "Telegroup Intelligent Global Network" or "TIGN") to deliver its services in a reliable, flexible and cost-effective manner to approximately 200,000 active customers worldwide. According to Federal Communications Commission ("FCC") statistics, Telegroup was the sixth largest U.S. carrier of outbound international traffic in 1995. Telegroup's revenues increased from $29.8 million in 1993 to $213.2 million in 1996.

  Telegroup provides an extensive range of telecommunications services on a global basis under the Spectra, Global Access and other brand names. The Company's services are typically priced competitively with other alternative telecommunications providers and below the prices offered by the incumbent telecommunications operators ("ITOs"), which are often government-owned or protected telephone companies. While the Company offers a broad range of telecommunications services in each of its markets, the services offered in a particular market vary depending upon regulatory constraints and local market demands. Telegroup has historically offered traditional call-reorigination service (also known as "callback") to penetrate international markets having regulatory constraints. As major markets continue to deregulate, the Company intends to migrate an increasing portion of its customer base to "call-through" service, which includes conventional international long distance service and a "transparent" form of call-reorigination. The Company markets its call-through service under the brand name Global Access Direct and its traditional call-reorigination service under the brand name Global Access CallBack. Currently, the Company offers both international and national long distance service, prepaid and postpaid calling cards, toll-free service and enhanced services such as fax store and forward, fax-mail, voice-mail and call conferencing. The Company believes its broad array of basic and enhanced services enables the Company to offer a comprehensive solution to its customers' telecommunications needs. The Company also resells switched minutes on a wholesale basis to other telecommunications providers and carriers. See "Business--Services."

  Telegroup's extensive sales, marketing and customer service organization consists of a worldwide network of independent agents and an internal sales force who market Telegroup's services and provide customer service, typically in local languages and in accordance with the cultural norms of the countries and regions in which they operate. The Company's local sales, marketing and customer service organization permits the Company to continually monitor changes in each market and quickly modify service and sales strategies in response to changes in particular markets. In addition, the Company believes that it can leverage its global sales and marketing organization to quickly and efficiently market new and innovative service offerings. As of

March 31, 1997, the Company had approximately 1,300 independent agents worldwide. Thirty-one country coordinators ("Country Coordinators") are responsible for coordinating Telegroup's operations, including sales, marketing, customer service and independent agent support, in 48 countries. In addition, the Company has 35 internal sales personnel in the United States, one each in France, Germany and the United Kingdom, and intends to establish additional internal sales departments in selected core markets. The Company believes that its comprehensive global sales, marketing and customer service organization will enable the Company to increase its market share and position itself as the leading alternative international long distance provider in each of its target markets. The Company believes that it is the largest alternative international long distance provider in three of the largest international telecommunications markets in the world--France, the Netherlands and Switzerland. See "Business--Sales, Marketing and Customer Service."

  The Telegroup Intelligent Global Network includes a central Network Operations Center ("Network Operations Center") in Iowa City, Iowa, as well as switches, owned and leased transmission capacity and a proprietary distributed intelligent network architecture. The TIGN is designed to allow customer-specific information, such as credit limits, language selection, waiting voice-mail and faxes, and speed dial numbers to be distributed efficiently over a parallel data network wherever Telegroup has installed a TIGN switch. In addition, the open, programmable architecture of the TIGN allows the Company to rapidly deploy new features, improve service quality, and reduce costs through least cost routing. As of March 31, 1997, the TIGN consisted of (i) the Network Operations Center in Iowa City, Iowa, (ii) 12 Excel, NorTel or Harris switches in Fairfield, Iowa, New York City, London, Paris, Amsterdam, Hong Kong and Sydney, (iii) two nodes providing access to the local public switched telephone network ("PSTN") in Amsterdam, (iv) an enhanced services platform, (v) a Trans-Atlantic fiber-optic cable link connecting its London and New York switches, and (vi) leased parallel voice and data transmission capacity connecting Telegroup's switches to each other and to the networks of other international and national carriers. The Company intends to further develop the TIGN by upgrading existing facilities and by adding switches and transmission capacity principally in and between major markets where the Company has established a substantial customer base. During the next 12 months, the Company has scheduled the installation of additional switches and/or nodes in Los Angeles, Denmark, Germany, Japan, New Zealand, Sweden and Switzerland. Telegroup also anticipates purchasing ownership in additional fiber-optic cables and leasing additional dedicated transmission capacity to reduce the Company's per minute transmission costs. See "Business--Network and Operations."

MARKET OPPORTUNITY

  The global market for international telecommunications services is undergoing significant deregulation and reform. The industry is being shaped by the following trends: (i) deregulation and privatization of telecommunications markets worldwide; (ii) diversification of services through technological innovation; and (iii) globalization of major carriers through market expansion, consolidation and strategic alliances. As a result of these factors, it is anticipated that the industry will experience considerable growth in the foreseeable future, both in terms of traffic volume and revenue. According to the International Telecommunications Union ("ITU"), a worldwide telecommunications organization under the auspices of the United Nations, the international telecommunications industry accounted for $55.0 billion in revenues and 60.3 billion minutes of use in 1995, increasing from $21.7 billion in revenues and 16.7 billion minutes of use in 1986, which represents compound annual growth rates of 11% and 15%, respectively. The ITU projects that revenues will approach $76.0 billion by the year 2000 with the volume of traffic expanding to 107.0 billion minutes of use, representing compound annual growth rates of 7% and 12%, respectively, from 1995.

BUSINESS STRATEGY

  Telegroup's objective is to become the leading alternative provider of telecommunications services to small- and medium-sized business and high-volume residential customers in its existing core markets and in selected target markets. Telegroup's strategy for achieving this objective is to deliver additional services to customers in its markets through the continued deployment of the TIGN and to expand its sales and marketing organization into new target markets. The Company's business strategy includes the following key elements:

  Expand the Telegroup Intelligent Global Network. Telegroup is currently expanding the TIGN by installing switches, purchasing ownership in additional fiber-optic cable and leasing additional dedicated transmission capacity in strategically located areas of customer concentration in Western Europe and the Pacific Rim. Over the next two years, the Company anticipates installing additional switches and/or nodes, in up to 15 markets, including seven currently scheduled for installation during the next 12 months in Los Angeles, Denmark, Germany, Japan, New Zealand, Sweden and Switzerland. The Company believes that the expansion of the TIGN will enable Telegroup to migrate customers from traditional call-reorigination services to Global Access Direct. In order to maximize the Company's return on invested capital, the Company employs a success-based approach to capital expenditures, locating new switching facilities in markets where the Company has established a customer base by marketing its call-reorigination services.

  Maximize Operating Efficiencies. Telegroup intends to reduce its costs of providing telecommunications services by strategically deploying switching facilities, adding leased and owned fiber-optic capacity and entering into additional alternative "transit/termination agreements." This expansion of the TIGN will enable the Company to originate, transport and terminate a larger portion of its traffic over its own network, thereby reducing its overall telecommunications costs. The Company believes that through least cost routing and its cost effective Excel LNX switches, Telegroup will be able to further reduce the overall cost of its services.

  Expand Global Sales, Marketing and Customer Service Organization. The Company believes that its experience in establishing one of the most comprehensive global sales, marketing and customer service organizations in the international telecommunications industry provides it with a competitive advantage. The Company intends to expand its global sales, marketing and customer service organization in new and existing markets. In new target markets, the Company relies primarily on independent agents to develop a customer base while minimizing its capital investment and management requirements. As the customer base in a particular market develops, the Company intends to selectively acquire the operations of the Country Coordinator in such market and recruit and train additional internal sales personnel and independent agents. The Company believes that a direct sales and marketing organization complements its existing independent agents by enabling Telegroup to conduct test marketing and quickly implement new marketing strategies. In addition to its sales offices in France, Germany and the United Kingdom, the Company intends to open or acquire additional offices in target markets in Europe and the Pacific Rim during 1997.

  Position Telegroup as a Local Provider of Global Telecommunications
Services. Telegroup is one of the only alternative telecommunications providers that offers in-country and regional customer service offices in major markets on a global basis. The Company has 31 Country Coordinators providing customer service in 48 countries. Telegroup believes this local presence provides an important competitive advantage, allowing the Company to tailor customer service and marketing to meet the specific needs of its customers in a particular market. Customer service representatives speak the local language and are aware of the cultural norms in the countries in which they operate. The Company intends to continually monitor changes in the local market and quickly modify service and sales strategies in response to changes in particular markets. In many instances, this type of dedicated customer service and marketing is not available to the Company's target customer base from the ITOs.

  Target Small- and Medium-Sized Business Customers. The Company believes that small- and medium-sized business customers focus principally on obtaining quality and breadth of service at low prices and have historically been underserved by the ITOs and the major global telecommunications carriers. Through the deployment of the TIGN, the Company expects to migrate existing customers from traditional call-reorigination services to Global Access Direct, and to address the telecommunications needs of a wider base of small- and medium-sized business customers. Telegroup believes that, with its direct, face-to-face sales force and dedicated customer service, it can more effectively attract and serve these business customers.

  Broaden Market Penetration through Enhanced Service Offerings. The Company believes that offering a broad array of enhanced services is essential to retain existing customers and to attract new customers. The TIGN's enhanced services platform and its distributed intelligent network architecture permit the Company to provide a broad array of voice, data and enhanced services and to efficiently distribute customer information, such as language selection, waiting voice-mail and faxes and speed dial numbers throughout the network. The Company offers a comprehensive solution to its customers' telecommunications needs by providing enhanced services, including fax store and forward, fax-mail, voice-mail and call conferencing. Telegroup believes that its provision of such enhanced services will enable it to increase its revenue from existing customers and to attract a broader base of small- and medium-sized business customers.

  Expand and Upgrade Management Information Systems. Telegroup believes that reliable, sophisticated and flexible management information systems are essential to remain competitive in the global telecommunications services market. Accordingly, the Company has invested substantial resources to develop and implement sophisticated information systems, which it will continue to refine, in order to increase the speed, accuracy, accessibility and efficiency of its Company-wide provisioning, billing, accounting and collections functions. The Company intends to use a portion of the net proceeds of the Offering to expand and upgrade these information systems.

  Pursue Acquisitions, Investments and Strategic Alliances. In addition to selective acquisitions of its Country Coordinators' operations, the Company intends to expand its current operations and service offerings through selective acquisitions of, and investments in, businesses that complement the Company's current operations and service offerings. The Company also intends to enter into strategic alliances with selective business partners that can complement the Company's service offerings. The Company is continuously reviewing opportunities and believes that such acquisitions, investments and strategic alliances are an important means of increasing network traffic volume and achieving economies of scale. The Company believes that its management's extensive entrepreneurial, operational, technical and financial expertise will enable the Company to identify and rapidly take advantage of such opportunities.

                                ----------------

  The Company was incorporated in Iowa in 1989. The address of the Company's principal place of business is 2098 Nutmeg Avenue, Fairfield, Iowa 52556, and its telephone number is (515) 472-5000.

                                  THE OFFERING

Total number of shares of Common Stock offered:

  By the Company
   U.S. Offering........         shares
   International Offer-
    ing.................         shares
                              ---------
    Total...............         shares
  By the Selling Share-
   holders
   U.S. Offering........         shares
   International Offer-
    ing.................         shares
                              ---------
    Total...............         shares

Common Stock to be out-
 standing after the Of-
 fering.................         shares(1)

Use of proceeds.........      Of the estimated $109.6 million in net proceeds to the
                              Company, approximately $58.5 million will be used to
                              expand the Telegroup Intelligent Global Network;
                              approximately $21.6 million will be used to prepay all
                              of the Company's outstanding 12% Senior Subordinated
                              Notes (the "Senior Subordinated Notes"); approximately
                              $15.0 million will be used to develop and upgrade
                              management information systems; and the balance will be
                              used for working capital and for other general
                              corporate purposes, including strategic alliances and
                              acquisitions. See "Use of Proceeds."
Dividend policy.........      The Company does not expect to pay dividends on the
                              Common Stock in the foreseeable future. See "Dividend
                              Policy."
Proposed Nasdaq National
 Market Symbol..........

--------
(1) Excludes (i)     shares of Common Stock issuable upon the exercise of
    options granted under the Stock Option Plan (as defined);
    (ii) shares of Common Stock issuable upon the exercise of options available for grant under the Stock Option Plan; and
    (iii) shares of Common Stock issuable upon the exercise of the Warrants (as defined). See "Management--Amended and Restated Stock Option Plan" and "Description of Capital Stock--Warrants. "

                             SUMMARY FINANCIAL DATA

  The following table sets forth certain consolidated financial information for the Company for (i) the years ended December 31, 1994, 1995 and 1996, which have been derived from the Company's audited consolidated financial statements and notes thereto included elsewhere in this Prospectus, (ii) the year ended December 31, 1993, which has been derived from audited consolidated financial statements of the Company which are not included herein, and (iii) the year ended December 31, 1992, which has been derived from unaudited consolidated financial statements which are not included herein. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The following financial information should be read in conjunction with "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto appearing elsewhere herein.

                                          YEAR ENDED DECEMBER 31,
                               ------------------------------------------------
                               (UNAUDITED)
                                  1992      1993     1994      1995      1996
                               ----------- -------  -------  --------  --------
                                      (in thousands, except per share
                                         and other operating data)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Retail.....................    $23,846   $29,790  $68,714  $128,139  $179,147
  Wholesale..................        --        --       --        980    34,061
                                 -------   -------  -------  --------  --------
    Total revenues...........     23,846    29,790   68,714   129,119   213,208
Cost of revenues.............     20,221    22,727   49,513    83,101   150,537
                                 -------   -------  -------  --------  --------
  Gross profit...............      3,625     7,063   19,201    46,018    62,671
Operating expenses:
  Selling, general and
   administrative............      2,125     7,341   19,914    39,222    59,652
  Depreciation and amortiza-
   tion......................         61       172      301       655     1,882
  Stock option based compen-
   sation....................        --        --       --        --      1,032
                                 -------   -------  -------  --------  --------
    Total operating ex-
     penses..................      2,186     7,513   20,215    39,877    62,566
    Operating income (loss)..      1,439      (450)  (1,014)    6,141       105
    Net earnings (loss)......      1,386      (707)    (538)    3,821      (118)
Net earnings (loss) per share
 (1).........................    $         $        $        $         $
                                 =======   =======  =======  ========  ========
Weighted average number of
 common and common share
 equivalents (in thousands)..
OTHER FINANCIAL DATA:
EBITDA (2)...................    $ 1,510   $  (278) $  (577) $  6,994  $  2,990
Net cash provided by operat-
 ing activities..............        820       924    1,364     5,561     4,904
Net cash (used in) investing
 activities                         (667)     (765)    (700)   (2,818)  (11,262)
Net cash (used in) provided
 by financing activities.....         21       (10)     957      (115)   15,924
Capital expenditures.........        291       449    1,056     2,652     9,068
OTHER OPERATING DATA (AT PE-
 RIOD END):
Retail customers (3):
  Domestic (U.S.)............      6,113     6,440   10,530    13,832    32,263
  International..............          0     5,301   28,325    46,517   109,847
Wholesale customers (4)......          0         0        0         3        17
Number of employees..........         55        92      211       313       461
Number of switches...........          0         1        2         3         7

                                    AS OF DECEMBER 31, 1996
                                    ------------------------
                        AS OF
                  DECEMBER 31, 1995  ACTUAL  AS ADJUSTED (5)
                  ----------------- -------- ---------------
BALANCE SHEET DA-
 TA:
Cash and cash
 equivalents.....      $ 4,591      $ 14,155
Working capital..         (478)        9,659
Property & equip-
 ment, net.......        3,979        11,256
Total assets.....       33,576        65,956
Long term debt,
 less current
 portion.........          --         11,217
Total sharehold-
 ers' equity.....        3,147        13,363

                                      8--1

--------
(1) Net earnings (loss) per share for the years ended December 31, 1992, 1993, 1994 1995 and 1996 is based on the weighted average number of common shares outstanding. For all periods presented, per share information was computed pursuant to the rules of the Securities and Exchange Commission ("SEC"), which require that common shares issued by the Company during the twelve months immediately preceding the Company's initial public offering plus the number of common shares issuable pursuant to the grant of options and warrants issued during the same period (which have an exercise price less than the initial public offering price), be included in the calculation of the shares outstanding using the treasury stock method from the beginning of all periods presented.
(2) EBITDA represents net earnings (loss) plus net interest expense (income), income taxes, depreciation and amortization and non-cash stock option based compensation. While EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow as a measure of liquidity, it is included herein because it is a measure commonly used in the telecommunications industry.
(3) Consists of retail customers who received invoices for the month of December. Does not reflect active international customers who incurred charges in December but who had outstanding balances as of December 31 of less than $50, as the Company does not render invoices in such instances.
(4) Consists of wholesale customers who received invoices for the month of December.
(5) As adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, including "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's consolidated financial statements and notes thereto included elsewhere herein, the following risk factors should be considered carefully by prospective investors prior to making an investment in the Common Stock.

EXPANSION AND OPERATION OF THE TIGN

  Historically, a significant portion of the Company's revenue has been derived from the provision of traditional call-reorigination services to retail customers on a global basis. The Company believes that as deregulation occurs and competition increases in various markets around the world, the pricing advantage of traditional call-reorigination relative to conventional international long distance service will diminish or disappear in those markets. The Company believes that, in general, in order to maintain its existing customer base and to attract new customers in such markets, it will need to be able to offer call-through services at prices significantly below the current prices charged for traditional call-reorigination. The Company seeks to achieve this objective by expanding the TIGN in core and selected target markets, thereby enabling it to offer call-through international long distance services in deregulated markets. The Company will seek to migrate its existing call-reorigination customers and to attract new customers in core and selected target markets to the Global Access Direct service. There can be no assurance that the Company will be successful in its efforts to expand the TIGN or in its attempt to migrate existing customers and attract new customers to Global Access Direct service. Failure to accomplish this objective could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company has only recently begun operating the TIGN. The long-term success of the Company is dependent upon its ability to operate, expand, manage and maintain the TIGN, activities in which the Company has limited experience. The continued expansion, operation and development of the TIGN will depend on, among other factors, the Company's ability to accomplish the following: (i) acquire switching hardware and peripheral equipment; (ii) program the switches with proprietary TIGN software; (iii) transport the hardware and peripherals to the switch installation sites; (iv) obtain a switch co-location site in each country; (v) obtain access and egress circuit capacity connecting the switches to the PSTN and/or other carriers; (vi) obtain necessary licenses permitting termination and origination of traffic;
(vii) load switches with customer data; and (viii) obtain access to or ownership of transmission facilities linking a switch to other TIGN switches. The failure to accomplish any of these tasks could cause a significant delay in the deployment of a TIGN switch or node in a particular country or countries, which could have a material adverse effect on the Company's business, financial condition and results of operations.

  The successful implementation of the Company's expansion strategy will be subject to a variety of risks, including operating and technical problems, regulatory uncertainties, possible delays in the full implementation of liberalization initiatives, competition and the availability of capital. In expanding the TIGN, the Company may encounter technical difficulties because of the existence of multiple local technical standards. These difficulties could involve a delay in programming new switches with proprietary TIGN software or otherwise integrating such switches into the TIGN. In addition, in expanding the TIGN, the Company may incur substantial capital expenditures and additional fixed operating costs. There can be no assurance that the TIGN will grow and develop as planned or, if developed, that such growth or development will be completed on schedule, at a commercially reasonable cost or within the Company's specifications.

  In deploying the TIGN, the Company must obtain reasonably priced access to transmission facilities and interconnection with one or more carriers that provide access and egress into and from the PSTN. Although the Company has been successful to date in this regard, there can be no assurance that this will be the case in the future. See "--Dependence on Telecommunications Facilities Providers," "--Intense International and National Competition" and "Business--Competition."

  In addition, concurrently with its anticipated expansion, the Company may from time to time experience general problems affecting the quality of the voice and data transmission of some calls transmitted over the

TIGN, which could result in poor quality transmission and interruptions in service. To provide redundancy in the event of technical difficulties with the TIGN and to the extent the Company resells transit and termination capacity from other carriers, the Company relies upon other carriers' networks. Whenever the Company is required to route traffic over a non-primary choice carrier due to technical difficulties or capacity shortages with the TIGN or the primary choice carrier, these calls will be more costly to the Company. Any failure by the Company to properly operate, expand, manage or maintain the TIGN could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business."

HISTORICAL AND ANTICIPATED LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

  For the year ended December 31, 1996, the Company had operating income of $104,528 and a net loss of $118,322, compared to operating income and net income of $6.1 million and $3.8 million for the year ended December 31, 1995. The Company expects to incur lower gross margins, negative EBITDA and significant operating losses and net losses for the near term as it incurs additional costs associated with the development and expansion of the TIGN, the expansion of its marketing and sales organization, and the introduction of new telecommunications services. Furthermore, the Company expects that operations in new target markets will sustain negative cash flows until an adequate customer base and related revenue stream have been established. There can be no assurance that the Company will achieve or, if achieved, will sustain profitability or positive cash flow from operating activities in the future. If the Company cannot achieve and sustain profitability or positive cash flow, it is likely that it will not be able to meet its working capital requirements without additional financing. See "--Need for Additional Financing" and "--Potential Fluctuations in Quarterly Operating Results."

  In addition, the Company intends to expand its operations in or enter markets where it has limited or no operating experience. Furthermore, in many of the Company's target markets, the Company intends to offer new services or services that have previously been provided only by the local ITOs. Accordingly, there can be no assurance that such operations will generate operating or net income, and the Company's prospects must therefore be considered in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry.

DEPENDENCE ON EFFECTIVE MANAGEMENT INFORMATION SYSTEMS

  The Company believes that, based on its current business plan, its management information systems will be sufficient for the next 12 to 18 months, but will require substantial enhancements, replacements and additional investments to continue their effectiveness after such time as the Company continues to expand the TIGN and process a higher volume of calls. The failure to successfully implement such enhancements, replacements and investments in a timely fashion could result in a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, even if the Company is successful in implementing such enhancements, replacements and investments in a timely fashion there can be no assurance that the Company's management information systems will not require further enhancements, replacements or investments.

  Several of the Company's key systems, including the Company's accounting system and billing system, have been implemented in a newly developed or upgraded format. Also, the Company has developed a call costing and reconciliation system, which is currently in final testing and is expected to be fully implemented in June 1997. While the Company has extensively tested each of these systems and believes that each will function in a satisfactory manner, there can be no assurance that this will be the case. Notwithstanding such recent developments and upgrades, the Company anticipates that its SBT accounting, commissions, billing and possibly other systems will be required to be upgraded or replaced in the next 12 to 18 months. Failure to successfully operate existing systems or upgrade or replace such SBT accounting, commissions, billing and possibly other systems in a timely fashion could result in a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Network and Operations."

RECENT RAPID GROWTH; ABILITY TO MANAGE GROWTH

  The Company's ability to continue to grow may be affected by various factors, many of which are not within the Company's control, including governmental regulation of the telecommunications industry in the United States and in other countries, competition, and the transmission capacity. Although the Company has experienced significant growth in a relatively short period of time and intends to continue to grow rapidly, there can be no assurance that the growth experienced by the Company will continue or that the Company will be able to achieve the growth contemplated by its business strategy. The Company has experienced significant revenue growth and has expanded the number of its employees and the geographic scope of its operations. These factors have resulted in increased responsibilities for management personnel. The Company's ability to continue to manage its growth successfully will require it to further expand its network and infrastructure, enhance its management, financial and information systems and controls and to effectively expand, train and manage its employee base. In addition, as the Company increases its service offerings and expands its target markets, there will be additional demands on its customer service support and sales, marketing and administrative resources. There can be no assurance that the Company will be able to successfully manage its expanding operations. If the Company's management is unable to manage growth effectively, the Company's business, financial condition and results of operations could be materially and adversely affected. See "--Dependence on Effective Management Information Systems" and "Business."

NEED FOR ADDITIONAL FINANCING

  The development and expansion of the TIGN, the opening of new offices and the introduction of new telecommunications services, as well as the funding of anticipated losses and net cash outflows, will require substantial additional capital. The Company expects that the net proceeds from the Offering, together with

                                     11--1
internally generated funds, financing pursuant to the Company's $7.5 million revolving credit facility with American National Bank and Trust Company of Chicago (the "Credit Facility"), and other financings, will provide sufficient funds for the Company to expand its business as planned and to fund anticipated operating losses for the next 18 to 24 months. However, the amount of the Company's future capital requirements will depend upon many factors, including the performance of the Company's business, the rate and manner in which it expands the TIGN and opens new offices, staffing levels and customer growth, as well as other factors that are not within the Company's control, including competitive conditions and regulatory or other government actions. In the event that the Company's plans or assumptions change or prove to be inaccurate or the net proceeds of the Offering, together with internally generated funds and funds from the Credit Facility or other financings, prove to be insufficient to fund the Company's growth and operations, then some or all of the Company's development and expansion plans could be delayed or abandoned, or the Company may be required to seek additional funds earlier than currently anticipated. Other future sources of capital for the Company could include public and private debt and equity financings. Issuances of additional equity securities would result in dilution to the purchasers of the Common Stock offered hereby. There can be no assurance that any such sources of financing would be available to the Company in the future or, if available, that they could be obtained on terms acceptable to the Company. See "--Shares Eligible for Future Sale."

SUBSTANTIAL GOVERNMENT REGULATION

  General. The international telecommunications industry is subject to international treaties and agreements, and to laws and regulations which vary from country to country. Enforcement and interpretation of these treaties, agreements, laws and regulations can be unpredictable and are often subject to informal views of government officials and ministries that regulate telecommunications in each country. In certain countries, such government officials and ministries are subject to influence by the local ITO.

  In numerous countries where the Company operates or plans to operate, local laws or regulations limit the ability of telecommunication companies to provide basic international telecommunications service in competition with state-owned or state-sanctioned monopoly carriers. There can be no assurance that future regulatory, judicial, legislative or political changes will permit the Company to offer to residents of such countries all or any of its services, that regulators or third parties will not raise material issues regarding the Company's compliance with applicable laws or regulations, or that such regulatory, judicial, legislative or political decisions will not have a material adverse effect on the Company. If the Company is unable to provide the services which it presently provides or intends to provide or to use its existing or contemplated transmission methods due to its inability to obtain or retain the requisite governmental approvals for such services or transmission methods, or for any other reason related to regulatory compliance or lack thereof, such developments could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company provides a substantial portion of its customers with access to its services through the use of call-reorigination. Revenues attributable to call-reorigination represented 76.6% of the Company's revenues in fiscal year 1996 and are expected to continue to represent a significant but decreasing portion of the Company's revenues. A substantial number of countries have prohibited certain forms of call-reorigination as a mechanism to access telecommunications services. This has caused the Company to cease providing call-reorigination services in Bermuda, the Bahamas and the Cayman Islands, and may require it to do so in other jurisdictions in the future. As of March 31, 1997, 58 countries had reported to the ITU and/or the FCC that their laws prohibit call-reorigination. While the Company provides call-reorigination services in substantially all of these countries, no single country of this group accounts for more than 2% of the total revenues of the Company. There can be no assurance that other countries where the Company derives material revenue will not prohibit call-reorigination in the future. To the extent that a country with an express prohibition against call-reorigination is unable to enforce its laws against a provider of such services, it can request that the FCC enforce such laws in the United States, by, for example, requiring a provider of such services to cease providing call-reorigination services to such country or by revoking the Company's authorizations. Eighteen countries have formally notified the FCC that they expressly prohibit call-reorigination. See "--United States--The FCC's Policies on Call-reorigination." There can be no assurance that the Company's call-reorigination services will not continue to be, or will not become, prohibited in certain jurisdictions, including jurisdictions in which the Company provides call-reorigination services, and, depending on the jurisdictions, services and transmission methods affected, there could be a material adverse effect on the Company's business, financial condition and results of operations.

  On February 15, 1997, the United States and more than 60 members of the World Trade Organization ("WTO") agreed to open their respective telecommunications markets to competition and foreign ownership and to adopt regulatory measures to protect market entrants against anticompetitive behavior by dominant telephone companies (the "WTO Agreement"). Although the Company believes that the WTO Agreement could provide the Company with significant opportunities to compete in markets that were not previously accessible, reduce its costs and provide more reliable services, it could also provide similar opportunities to the Company's competitors. There can be no assurance that the pro-competitive effects of the WTO Agreement will not have a material adverse effect on the Company's business, financial condition and results of operations or that members of the WTO will implement the terms of the WTO Agreement.

  The Company has pursued and expects to continue to pursue a strategy of providing its services to the maximum extent it believes, upon consultation with counsel, to be permissible under applicable laws and regulations. To the extent that the interpretation or enforcement of applicable laws and regulations is uncertain or unclear, the Company's aggressive strategy may result in the Company's (i) providing services or using transmission methods that are found to violate local laws or regulations or (ii) failing to obtain approvals subsequently found to be required under such laws or regulations. Where the Company is found to be or otherwise discovers that it is in violation of local laws and regulations and believes that it is subject to enforcement actions by the FCC or the local authority, it typically seeks to modify its operations or discontinue operations so as to comply with such laws and regulations. There can be no assurance, however, that the Company will not be subject to fines, penalties or other sanctions as a result of violations even though such violations are corrected. If the Company's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals necessary to provide certain of its services or to use certain of its transmission methods. The Company also could have substantial monetary fines and penalties imposed against it.

  United States. In the United States, the provision of the Company's services is subject to the provisions of the Communications Act of 1934, as amended (the "Communications Act"), the 1996 Telecommunications Act (the "1996 Telecommunications Act") and the FCC regulations thereunder. While the recent trend in federal regulation of nondominant telecommunication service providers, such as the Company, has been in the direction of reduced regulation, this trend has also given AT&T Corp. ("AT&T"), the largest long distance carrier in the U.S., increased pricing flexibility that has permitted it to compete more effectively with smaller long distance carriers such as Telegroup. In addition, the 1996 Telecommunications Act has opened the U.S. market to increased competition by allowing the Regional Bell Operating Companies ("RBOCs") to provide interexchange service for the first time. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company's business, financial condition and results of operations.

  U.S. International Long Distance Services. The Company is subject to FCC rules requiring authorization from the FCC prior to leasing international capacity, acquiring international facilities, and/or purchasing switched minutes, and initiating international service between the United States and foreign points, as well as to FCC rules which also regulate the manner in which the Company's international services may be provided, including the circumstances under which the Company may provide international switched services by using private lines or route traffic through third countries. FCC rules also require prior authorization before transferring control of or assigning FCC authorizations, and impose various reporting requirements on companies providing international services under an FCC authorization. Failure to comply with the FCC's rules could result in fines, penalties or forfeiture of the Company's FCC authorizations, each of which could have a material adverse effect on the Company business, financial condition and results of operations.

    The FCC's Policies on Call-reorigination. The Company offers service by means of call-reorigination pursuant to an FCC authorization ("Section 214 Switched Voice Authorization") under Section 214 of the Communications Act and certain relevant FCC decisions. The FCC has determined that call-reorigination service using uncompleted call signaling does not violate United States or international law, but has held that United States companies providing such services must comply with the laws of the countries in which they operate as a condition of such companies' Section 214 Switched Voice Authorizations. The FCC reserves the right to condition, modify or revoke any Section 214 Authorizations and impose fines for violations of the Communications Act or the FCC's regulations, rules or policies promulgated thereunder, or for violations of the clear and explicit telecommunications laws of other countries that are unable to enforce their laws against U.S. carriers. FCC policy provides that foreign governments that satisfy certain conditions may request FCC assistance in enforcing their laws against call-reorigination providers based in the United States that are violating the laws of these jurisdictions. Eighteen countries have formally notified the FCC that call-reorigination services violate their laws. The Company provides call-reorigination in all of these countries, which countries accounted for 6.5% of the Company's consolidated revenues for the 12 months ended March 31, 1997. Two of the 18 countries have requested assistance from the FCC in enforcing their prohibitions on call-reorigination within their respective jurisdictions. Neither of these two countries accounted for more than 2% of the Company's consolidated revenues for the 12 months ended March 31, 1997. The FCC has held that it would consider enforcement action against companies based in the United States engaged in call- reorigination by means of uncompleted call signalling in countries where such services are expressly prohibited. While the FCC has not initiated any action to date, there can be no assurance that it will not take action in the future. Enforcement action could range from an order to cease providing call-reorigination services in such country, to the imposition of one or more restrictions on or the revocation of the Company's Section 214 Switched Voice Authorization, to monetary fines and could have a material adverse effect on the Company's business, financial condition and results of operations.

    The FCC's Private Line Resale Policy. The FCC's private line resale policy prohibits a carrier from reselling international private leased circuits to provide switched services (known as "ISR") to or from a country unless the FCC has found that the country affords U.S. carriers equivalent opportunities to engage in similar activities in that country. Thus far, the FCC has found that Canada, the United Kingdom, Sweden and New Zealand afford such opportunities to U.S. carriers. In separate proceedings, the FCC is considering equivalency determinations for Australia, Chile, Denmark, Finland, Hong Kong and Mexico. The Company has entered into an arrangement with a wholly-owned subsidiary in Australia that involves the transmission over private lines of switched services to or from Australia, which does not offer equivalent resale opportunities pursuant to the FCC's rules and policies. The Company is seeking a ruling by the FCC that this arrangement serves the public interest and can be implemented. There can be no assurance that the FCC, upon viewing such alternate carrier arrangement, would find that the arrangements are consistent with its private line resale policy. The Company has not initiated services pursuant to this agreement and does not currently intend to commence the provisioning of such services pursuant to such agreement unless the arrangement is approved by the FCC. The FCC may consider modifying its policy since the WTO Agreement prohibits the United States from denying market entry based on the national origin of the carrier or the traffic. There can be no assurance, however, that the FCC or any other country's regulatory authority will change their policies in a way that would have a beneficial impact on the Company or that would not have a material adverse effect on the Company's business, financial condition and results of operations. Nor can there be any assurance that the pro-competitive effects of the agreement will not have a material adverse effect on the Company in the U.S. market.

    The FCC's Policies on Transit and Refile. The FCC is currently considering a 1995 request ("1995 Request") to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to the routing arrangements (referred to as "transiting"). Under certain arrangements referred to as "refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. While the Company's revenues attributable to refiling arrangements are minimal, refiling may constitute a larger portion of the Company's operations in the future. The FCC to date has made no pronouncement as to whether refiling arrangements are inconsistent with U.S. or ITU regulations, although it is considering these issues in connection with the 1995 Request. It is possible that the FCC will determine that refiling violates U.S. and/or international law, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The FCC's International Settlements Policy. The Company is also required to conduct its international business in compliance with the FCC's international settlements policy (the "ISP"). The ISP establishes the permissible arrangements for U.S. based carriers and their foreign counterparts to settle the cost of terminating each other's traffic over their respective networks. Certain of the Company's arrangements with foreign carriers are subject to the ISP and it is possible that the FCC could take the view that some of these arrangements do not comply with the existing ISP rules. If the FCC, on its own motion or in response to a challenge filed by a third party, determines that the Company's foreign carrier arrangements do not comply with FCC rules, among other measures, it may issue a cease and desist order, impose fines on the Company or revoke or suspend its FCC authorizations. See "--Recent and Potential FCC Actions." Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

    The FCC's Tariff Requirements for International Long Distance
  Services. The Company is also required to file and has filed with the FCC a tariff containing the rates, terms and conditions applicable to its international telecommunications services. The Company is also required to file with the FCC any agreements with customers containing rates, terms, and conditions for international telecommunications services, if those rates, terms, or conditions are different than those contained in the Company's tariff. If the Company charges rates other than those set forth in, or otherwise violates, its tariff or a customer agreement filed with the FCC, the FCC or a third party could bring an action against the Company, which could result in a fine, a judgment or other penalties against the Company. Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

    Recent and Potential FCC Actions. Regulatory action that has been and may be taken in the future by the FCC may enhance the intense competition faced by the Company. The FCC recently enacted certain changes in its rules designed to permit alternative arrangements outside of its ISP as a means of encouraging competition and achieving lower, cost-based accounting and collection rates as more facilities-based competition is permitted in foreign markets. Specifically, the FCC has decided to allow U.S. carriers, subject to certain competitive safeguards, to propose methods to pay for international call termination that deviate from traditional bilateral accounting rates and the ISP. The FCC has also proposed to establish lower ceilings ("benchmarks") for the rates that U.S. carriers will pay foreign carriers for the termination of international services. Moreover, the FCC will examine in the near future whether, and if so, how to change its rules to implement the WTO Agreement. While these rule changes may provide the Company with more flexibility to respond more rapidly to changes in the global telecommunications market, it will also provide similar flexibility to the Company's competitors. The resolution of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations.

  U.S. Domestic Long Distance Services. The Company's ability to provide domestic long distance service in the United States is subject to regulation by the FCC and relevant state Public Service Commissions ("PSCs") which regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's domestic U.S. services are provided. In general, neither the FCC nor the relevant state PSCs exercise direct oversight over prices charges for the Company's services or the Company's profit levels, but either or both may do so in the future. The Company, however, is required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of services provided. The Company has filed domestic long distance tariffs with the FCC. The FCC adopted an order on October 29, 1996 (the "October 29, 1996 Order") eliminating the requirement that non-dominant interstate carriers, such as the

Company, maintain FCC tariffs. However, on February 13, 1997, the United States Court of Appeals for the DC Circuit stayed the October 29, 1996 Order, pending judicial review of the Order. Elimination of tariffs will require that the Company secure contractual agreements with its customers regarding many of the terms of its existing tariffs or face possible claims over the respective rights of the parties once these rights are no longer clearly defined in tariffs. The Company generally is also required to obtain certification from the relevant state PSC prior to the initiation of intrastate service. Telegroup has the authorizations required to provide service in 47 states, and has filed or is in the process of filing required tariffs in each such state. Any failure to maintain proper federal and state tariffing or certification or any difficulties or delays in obtaining required authorizations could have a material adverse effect on the Company's business, financial condition and results of operations. The FCC also imposes some requirements for marketing of telephone services and for obtaining customer authorization for changes in the customer's primary long distance carrier. If these requirements are not met, the Company may be subject to fines and penalties.

  To originate and terminate calls in connection with providing their services, long distance carriers such as the Company must purchase "access services" from local exchange carriers ("LECs") or competitive local exchange carriers ("CLECs"). Access charges represent a significant portion of the Company's cost of U.S. domestic long distance services and, generally, such access charges are regulated by the FCC for interstate services and by PSCs for intrastate services. The FCC has undertaken a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. Under alternative access charge rate structures being considered by the FCC, LECs would be permitted to allow volume discounts in the pricing of access charges. While the outcome of these proceedings is uncertain, if these rate structures are adopted, many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors. In addition, certain pending FCC proceedings initiated to implement the 1996 Telecommunications Act could impose new regulatory requirements, including the requirement that the Company contribute some portion of its telecommunications revenues to a "universal service fund" designated to fund affordable telephone service for consumers, schools and libraries. In some instances, the Company may be responsible for city sales taxes on calls made within the jurisdiction of certain U.S. cities. The Company is implementing software to track and bill for this tax liability. However, the Company may, be subject to sales tax liability for calls transmitted prior to the implementation of such tax software and against which it has no corresponding customer compensation. While the Company believes that any such liability will not be significant, there can be no assurance that such tax liability, if any, will not have a material adverse effect on the Company's business, financial condition and results of operations. The FCC and certain state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control (without public notice), and corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of the Company.

  European Union. Historically, European countries have prohibited the direct transport and switching of speech in real-time between switched network termination points ("Voice Telephony") except by the ITO. Although the regulation of the telecommunications industry is governed at a supra-national level by the European Union ("EU"), the Company's provision of services in the EU is subject to the laws and regulations of each EU member state in which it provides services. The Full Competition Directive 96/19 (the "Full Competition Directive") was adopted on March 13, 1997 and requires the liberalization of Voice Telephony and the freedom to create alternative telecommunications infrastructures within EU member states (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, and the United Kingdom). While the Full Competition Directive sets January 1, 1998 as the deadline for each EU member state to enact its own laws to implement such directive, subject to extensions granted to Spain (December 1998), Ireland (2000), Greece (2003) and Portugal (2000), there can be no assurance that each EU member state will enact laws that implement the Full Competition Directive within the allotted time frame or at all. To the extent the Full Competition Directive is not implemented, or not properly or fully implemented, in a particular member state, the Company will not be able to offer its full range of services or utilize certain transmission or access methods in that country.

  Each EU member state in which the Company currently conducts business has a different national regulatory scheme and regulatory variations among the member states are expected to continue for the foreseeable future. In the EU, the Company currently owns and operates switching facilities in the United Kingdom, the Netherlands and France and provides other telecommunications services in certain other member countries. The requirements for the Company to obtain necessary approvals to offer the full range of telecommunications services, including Voice Telephony, vary considerably from country to country. In the U.K., the Company provides Voice Telephony pursuant to a class license and has applied for a license to engage in ISR. Other than in the U.K., the Company has not obtained approvals necessary to provide Voice Telephony in any EU member country. There can be no assurance that the Company has received all necessary approvals, filed applications for such approvals, received comfort letters or obtained all necessary licenses from the applicable regulatory authorities to offer telecommunications services in the EU, or that it will do so in the future.
The     Company's       failure         to      obtain,         or      retain

                                     16--1
necessary approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

  Liberalization in EU member states is proceeding rapidly and the Company is seeking to keep pace with competition even where ITOs retain a legally-mandated monopoly on Voice Telephony. In the Netherlands, the Company has begun to provide a range of enhanced telecommunications services and switched voice services to business users, including to closed user groups ("CUGs"), by routing traffic via the international switched network of a competitor to the ITO. To date, the Dutch telecommunications authority has not taken regulatory action to prevent such competition, and the Company is not aware of any action taken by the Dutch ITO in such regard. While the Company believes that the Dutch regulatory authority will not seek to prevent carriers from competing with the ITO before full liberalization, which is expected on or about July 1, 1997, there can be no guarantee that this will continue to be the case or that the Company's services will be found to constitute providing Voice Telephony in the Netherlands while the ITO's monopoly on such services is still in effect. If the Dutch telecommunications authority were to commence regulatory action to prevent such competition, the Company's operations in the Netherlands would be adversely and materially affected. It is also possible that the Company can be fined, or application to provide services in the future rejected, if the Company were found to be providing Voice Telephony and such actions would have a material adverse impact on the Company.

  In France, Germany and Switzerland, the Company is currently providing traditional or transparent call-reorigination services, but anticipates that it will migrate CUGs and other customers to forms of call-through other than transparent call-reorigination prior to January 1, 1998, the date on which full competition with the ITO will be permitted. The Company anticipates providing a range of enhanced telecommunications services and switched voice services in France, Germany and Switzerland to business users, including to CUGs, by routing traffic via the international switched networks of a competitor to the French, German or Swiss ITOs, respectively. While the Company believes that it will not be found to be offering Voice Telephony prior to the expiration of the ITO's monopoly on such services, the Company has received no assurance from the respective ITOs or from the respective regulating authorities that this will be the case. It is possible that the Company could be fined, or any application to provide services in the future rejected in these countries, if the Company were found to be providing Voice Telephony before January 1, 1998, and such actions would have a material adverse impact on the Company.

no guarantee, however, that the Company will be able to obtain necessary licenses, permits, or interconnection arrangements to fully take advantage of such liberalization. The lack of timely liberalization or the Company's inability to take advantage of such liberalization could have a material adverse impact on the Company's ability to expand its services as planned.

  Moreover, the Company may be incorrect in its assumption that (i) EU member states will abolish on a timely basis the respective ITO's monopoly to provide Voice Telephony within and between such member states, as required by the Full Competition Directive, (ii) deregulation will continue to occur in the EU member countries or (iii) the Company will be allowed to continue to provide and to expand its services in the EU member countries. There can be no assurance that an EU member state will not adopt laws or regulatory requirements that will adversely affect the Company. Additionally, there can be no assurance that future EU regulatory, judicial or legislative changes will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws or regulations. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

  The Pacific Rim. Regulation of the Company's activities varies in the Pacific Rim depending upon the particular country involved. The Company's ability to provide voice telephony services is restricted in all countries where the Company provides services except Australia and New Zealand. In Australia and New Zealand, regulation of the Company's provision of telecommunications services is relatively permissive, although enrollment (in Australia) or registration (in New Zealand) with the regulator is required for the provision of public switched voice services over private lines interconnected at both ends. The Company's subsidiary is enrolled in Australia as a supplier of Eligible International Services. Additionally, service between these countries and others may be constrained by restrictions in other countries. In Japan, the Company provides call-reorigination services but may not provide basic switched voice services to the public. It may, however, provide basic switched voice services to closed user groups ("CUGs"), as well as a wide array of value-added services in Japan, after registering with the local regulatory authority. The Japanese government has indicated that it will permit carriers such as the Company to apply for ISR authority sometime in 1997. There can be no assurance that the Company will be permitted to apply for ISR authority, or (if it is permitted to apply) that ISR authority will be granted, and the failure to obtain such authority could have an adverse effect on the Company's plans to expand its services in Japan.

  In Hong Kong, the Company has been issued a Public Non-Exclusive Telecommunications Services ("PNETS") license which permits the provision of a personal identification number validation and call routing service and facsimile communication service. The PNETS license also allows the Company to provide call-reorigination services. Public basic voice services currently may only be provided in Hong Kong by Hong Kong Telecommunications International Limited ("HKTI"), the Hong Kong ITO, although the Hong Kong regulatory authority has entered into discussions with HKTI concerning a possible limitation of the scope of its exclusive license to provide a range of international services including public international telephone services. HKTI's current license will expire on October 1, 2006. The regulator in Hong Kong has sought to encourage competition in international services consistent with HKTI's exclusivities. For example, the Company may, with a license, provide a broad array of value-added services, as well as limited basic switched voice services to CUGs. In light of the regulator's preference for competition, the Company has sought to provide international services to and from Hong Kong to the maximum extent permitted by the Hong Kong regulator, through, for example, agreements with providers within Hong Kong. There can be no guarantee that the Hong Kong regulator will not change its regulations or policy or, where the Company has interpreted laws and/or regulations that are unclear, find that the Company is in violation of existing laws or that such change or finding will not require the Company to cease providing certain services to and from Hong Kong. Currently, one wholesale customer in Hong Kong accounts for a significant portion of the Company's total revenues.

  On July 1, 1997, the People's Republic of China ("China") is scheduled to assume sovereignty over Hong Kong. There can be no assurance that, upon assuming such sovereignty, China will continue to grant or renew or recognize existing licenses, or will continue to abide by the previously established policies, rules and regulations

                                     17--1
currently in effect, including the policy allowing call-reorigination, which is currently prohibited in China. If the Company loses its rights under its PNETS license and/or the right to provide call-reorigination in Hong Kong, such action could have a material adverse affect on the Company's business, financial condition and results of operations.

  In all other Pacific Rim countries, the Company is strictly limited in its provision of public voice and value added services. While some countries in the Pacific Rim oppose call-reorigination, the Company generally has not faced significant regulatory impediments. China has specifically informed the FCC that call-reorigination is illegal in that country. Australia, New Zealand, Japan and Hong Kong do not prohibit call-reorigination. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

  Other Non-U.S. Markets. To the extent that it seeks to provide telecommunications services in other non-U.S. markets, the Company will be subject to the developing laws and regulations governing the competitive provision of telecommunications services in those markets. The Company currently plans to provide a limited range of services in South Africa and certain Latin American countries, as permitted by regulatory conditions in those markets, and to expand its operations as these markets implement liberalization to permit competition in the full range of telecommunications services. The nature, extent and timing of the opportunity for the Company to compete in these markets will be determined, in part, by the actions taken by the governments in these countries to implement competition and the response of incumbent carriers to these efforts. There can be no assurance that any of these countries will implement competition in the near future or at all, that the Company will be able to take advantage of any such liberalization in a timely manner, or that the Company's operations in any such country will be successful. See "Business--Government Regulation."

DEPENDENCE ON INDEPENDENT AGENTS; CONCENTRATION OF MARKETING RESOURCES

  The Company's success depends in significant part on its ability to recruit, maintain and motivate a network of independent agents, including its Country Coordinators. Telegroup's international market penetration has resulted primarily from the sales activities of independent agents compensated on a commission basis. As of March 31, 1997, Telegroup had approximately 1,300 agents located in over 97 countries. The Company is subject to competition in the recruiting of independent agents from other organizations that use independent agents to market their products and services, including those that market telecommunications services. The motivation of the independent agents, which can be affected by general economic conditions and a number of intangible factors, may impact the effectiveness of the independent agents' ability to recruit customers for the Company's services. Because of the number of factors that affect the recruiting of independent agents, the Company cannot predict when or to what extent such increases or decreases in the level of independent agent activity will occur. There can be no assurance that the Company will be able to continue to effectively recruit, maintain and motivate independent agents and, to the extent the Company is not able to do so, the Company's business, results of operations and financial condition could be materially and adversely affected.

  As of March 31, 1997, approximately one-third of the Company's retail revenues were derived from customers enrolled by agents who are contractually prohibited from offering competitive telecommunications services to their customers during the term of their contract and typically for a period of two years thereafter. Contracts with independent agents entered into by the Company after July 1996 typically provide for such exclusivity. As earlier agreements expire, the Company has generally required its independent agents to enter into such new agreements. In the past, certain independent agents have elected to terminate their relationship with the Company in lieu of entering into new independent agent agreements. In the event that independent agents transfer a significant number of customers to other service providers or that a significant number of agents decline to renew their contracts under the new terms and move their customers to another carrier, this would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy" and "Business-- Sales, Marketing and Customer Service."

  In connection with the Company's efforts to market its Global Access Direct service, the Company anticipates that commission rates paid to its independent agents for customer usage of Global Access Direct service will generally be lower than those paid for marketing call-reorigination services. While the Company does not believe that a lower commission rate will have a material adverse effect on the Company's ability to market its Global Access Direct service or to retain its independent agents, there can be no assurance that this will be the case. In the event that the Company is unable to effectively market its Global Access Direct service or retain its independent agents, such events would have a material adverse effect on the Company's business, financial condition and results of operations.

  While the Company has an extensive marketing and sales organization consisting of a worldwide network of independent agents and Country Coordinators and an internal sales force, a significant portion of the Company's revenues are generated from a limited number of these individuals. In fiscal year 1996, the Company's internal sales force was responsible for approximately half of the Company's U.S. domestic long distance retail service revenues, and was also responsible for approximately 20% of the Company's total revenues in 1996. For the quarter ended March 31, 1997, 10 independent agents and Country Coordinators were responsible for generating 28.0% the Company's international long distance service billings and 50 independent agents and Country Coordinators were responsible for generating 50.6% of the Company's international long distance service billings. Any loss of the Company's internal sales force or certain of the Company's more productive independent agents or County Coordinators could have a material adverse effect on the Company's business, financial condition and results of operations.

INTENSE INTERNATIONAL AND NATIONAL COMPETITION

  The international and national telecommunications industry is highly competitive. The Company's success depends upon its ability to compete with a variety of other telecommunications providers in each of its markets, including the respective ITO in each country in which the Company operates and global alliances among some of the world's largest telecommunications carriers. Other potential competitors include cable television companies, wireless telephone companies, Internet access providers, electric and other utilities with rights of way, railways, microwave carriers and large end users which have private networks. The intensity of such competition has recently increased and the Company believes that such competition will continue to intensify as the number of new entrants increases. If the Company's competitors devote significant additional resources to the provision of international or national long distance telecommunications services to the Company's target customer base of high-volume residential consumers and small- and medium-sized businesses, such action could have a material adverse effect on the Company's business, financial condition and results of operations, and there can be no assurance that the Company will be able to compete successfully against such new or existing competitors.

  Many of the Company's competitors are significantly larger, have substantially greater financial, technical and marketing resources, larger networks and a broader portfolio of services than the Company. Additionally, many competitors have strong name recognition and "brand" loyalty, long-standing relationships with the Company's target customers, and economies of scale which can result in a lower relative cost structure for transmission and related costs. These competitors include, among others, AT&T, MCI Telecommunications Corporation ("MCI"), Sprint Communications, Inc. ("Sprint"), WorldCom, Inc. ("WorldCom"), Cable & Wireless, Inc., Frontier Corp. ("Frontier") and LCI International, Inc. ("LCI") in the United States; France Telecom in France, PTT Telecom Netherlands in the Netherlands, Cable & Wireless plc, British Telecommunications plc ("BT"), Mercury Communications Ltd. ("Mercury"), AT&T, WorldCom, Sprint and ACC Corp. in the United Kingdom; Deutsche Telecom AG ("Deutsche Telecom") in Germany; Swiss PTT in Switzerland; Telia AB and Tele-2 in Sweden; HKTI in Hong Kong, Telstra and Optus in Australia; and KDD, IDC and ITJ in Japan. The Company competes with numerous other long distance providers, some of which focus their efforts on the same customers targeted by the Company. In addition to these competitors, recent and pending deregulation in various countries may encourage new entrants. For example, as a result of the recently enacted 1996 Telecommunication Act in the United States, once certain conditions are met, RBOCs will be allowed to enter the domestic long distance market, AT&T, MCI and other long distance carriers will be allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) will be allowed to enter both the local service and long distance telecommunications markets. Moreover, while the recently completed WTO Agreement could create opportunities for the Company to enter new foreign markets, implementation of the accord by the United States could result in new competition from ITOs previously banned or limited from providing services in the United States. Increased competition in the United States as a result of the foregoing, and other competitive developments, including entry by Internet service providers into the long-distance market, could have an adverse effect on the Company's business, financial condition and results of operations. In addition, many smaller carriers have emerged, most of which specialize in offering international telephone services utilizing dial-up access methods, some of which have begun to build networks similar to the TIGN. See "The International Telecommunications Industry."

  The Company believes that ITOs generally have certain competitive advantages due to their control over local connectivity and close ties with national regulatory authorities. The Company also believes that, in certain instances, some regulators have shown a reluctance to adopt policies and grant regulatory approvals that would result in increased competition for the local ITO. If an ITO were to successfully pressure national regulators to prevent the Company from providing its services, the Company could be denied regulatory approval in certain jurisdictions in which its services would otherwise be permitted, thereby requiring the Company to seek judicial or other legal enforcement of its right to provide services. Any delay in obtaining approval, or failure to obtain approval, could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company encounters anti-competitive behavior in countries in which it operates or if the ITO in any country in which the Company operates uses its competitive advantages to the fullest extent, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business--Competition" and "Business--Government Regulation."

  The long distance telecommunications industry is intensely competitive and is significantly influenced by the pricing and marketing decisions of the larger industry participants. In the United States, the industry has relatively limited barriers to entry with numerous entities competing for the same customers. Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Generally, the Company's domestic customers can switch carriers at any time. The Company believes that competition in all of its markets is likely to increase and that competition in non-United States markets is likely to become more similar to competition in the United States market over time as such non-United States markets continue to experience deregulatory influences. In each of the countries where the Company markets its services, the Company competes primarily on the basis of price (particularly with respect to its sales to other carriers), and also on the basis of customer service and its ability to provide a variety of telecommunications products and services. There can be no assurance that the Company will be able to compete successfully in the future. The Company anticipates that deregulation and increased competition will result in decreasing customer prices for telecommunications services. The Company believes that the effects of such decreases will be at least partially offset by increased telecommunications usage and decreased costs as the percentage of its traffic transmitted over the TIGN increases. There can be no assurance that this will be the case. To the extent this is not the case, there could be an adverse effect on the Company's margins and financial profits, and the Company's business, financial condition and results of operations could be materially and adversely effected.

  The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those provided by the Company. Such technologies include satellite-based systems, such as the proposed Iridium and GlobalStar systems, utilization of the Internet for international voice and data communications and digital wireless communication systems such as personal communications services ("PCS"). The Company is unable to predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services.

RISK OF NETWORK FAILURE

  The success of the Company is largely dependent upon its ability to deliver high quality, uninterrupted telecommunication services and on its ability to protect its software and hardware against damage from fire, earthquake, power loss, telecommunications failure, natural disaster and similar events. Any failure of the TIGN or other systems or hardware that causes interruptions in the Company's operations could have a material adverse effect on the Company. As the Company expands the TIGN and call traffic grows, there will be increased stress on hardware, circuit capacity and traffic management systems. There can be no assurance that the Company will not experience system failures. The Company's operations are also dependent on its ability to successfully expand the TIGN and integrate new and emerging technologies and equipment into the TIGN, which could increase the risk of system failure and result in further strains upon the TIGN. The Company attempts to minimize customer inconvenience in the event of a system disruption by routing traffic to other circuits and switches which may be owned by other carriers. However, significant or prolonged system failures, or difficulties for customers in accessing, and maintaining connection with, the TIGN could damage the reputation of the Company and result in customer attrition and financial losses. Additionally, any damage to the Company's Network Operations Center could have a negative impact on the Company's ability to monitor the operations of the TIGN and generate accurate call detail reports.

DEPENDENCE ON TELECOMMUNICATIONS FACILITIES PROVIDERS

  The Company's success will continue to depend, in part, on its ability to obtain and utilize transmission capacity on a cost-effective basis. The Company currently owns only a limited amount of telecommunications transmission infrastructure. Telephone calls made by the Company's customers may be transmitted via one or more of the following types of circuit capacity:
(i) capacity purchased from another carrier on a per minute basis under a simple resale agreement; (ii) capacity leased from another carrier; or (iii) capacity owned by Telegroup on an IRU basis. In addition, the Company requires leased circuit capacity to provide access and egress between its switches and the local PSTN in each country.

  The Company obtains most of its transmission capacity under a variety of volume-based resale arrangements with facilities-based and other carriers including ITOs. Under these arrangements, the Company is subject to the risk of unanticipated price fluctuations and service restrictions or cancellations. The Company generally has not experienced sudden or unanticipated price fluctuations, service restrictions or cancellations imposed by such facilities-based carriers. Although the Company believes that its arrangements and relationships with such carriers generally are satisfactory, the deterioration or termination of the Company's arrangements and relationships, or the Company's inability to enter into new arrangements and relationships with one or more of such carriers could have a material adverse effect upon the Company's cost structure, service quality, network coverage, results of operations and financial condition.

  In addition, the Company leases circuit capacity at fixed terms ranging up to 12 months under arrangements with facilities-based long distance carriers. As a result, the Company depends upon facilities-based carriers such as the ITOs in each of the countries in which the Company operates to supply the Company with high capacity transmission links. Some of these carriers are or may become competitors of the Company. The Company has periodically experienced difficulties with the quality of the services provided by such carriers. In addition, the Company has experienced delays in obtaining access and egress transmission lines supplied by ITOs and other facilities-based carriers. While the Company seeks to minimize the impact of such difficulties, there can be no assurance that difficulties with circuit access and quality of service will not arise in the future and constitute a material adverse effect. See "--Intense International and National Competition," "Business-- Competition" and "Business--Regulation." Moreover, minimum volume contracts may result in relatively high fixed costs to the extent that the Company does not generate the requisite traffic volume over the particular route. See "Business--Network and Operations."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  A key component of the Company's strategy is its expansion in international markets. In many international markets, the ITO controls access to the local networks, enjoys better brand recognition and brand and customer loyalty, and possesses significant operational economies, including a larger backbone network and operating agreements with other ITOs. Moreover, an ITO may take many months before allowing competitors, including the Company, to interconnect to its switches within the target market. Pursuit of international growth opportunities may require significant investments for extended periods of time before returns, if any, on such investments are realized. In addition, there can be no assurance that the Company will be able to obtain the permits and operating licenses required for it to operate, obtain access to local transmission facilities or market, sell and deliver competitive services in these markets.

  In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks in conducting business internationally, which could have a material adverse effect on the Company's international operations, including its strategy to open additional offices in foreign countries and its ability to repatriate net income from foreign markets. Such risks may include unexpected changes in regulatory requirements, VAT, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws. In addition, the Company's business could be adversely affected by a reversal in the current trend toward deregulation of telecommunications carriers. In certain countries into which the Company may choose to expand in the future, the Company may need to enter into a joint venture or other strategic relationship with one or more third parties in order to successfully conduct its operations (possibly with an ITO or other dominant carrier). There can be no assurance that such factors will not have a material adverse effect on the Company's future operations and, consequently, on the Company's business, results of operations and financial condition, or that the Company will not have to modify its current business practices. In addition, there can be no assurance that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which the Company operates will not change. Any such change could have a material adverse effect on the Company's business, results of operations and financial condition.

  Foreign Corrupt Practices Act. As a result of the Offering, the Company will become subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. The Company may be exposed to liability under the FCPA as a result of past or future actions taken without the Company's knowledge by agents, strategic partners and other intermediaries. Such liability could have a material adverse effect on the Company's business, financial condition and results of operations.

FOREIGN EXCHANGE RATE RISKS; REPATRIATION RISKS

  Although the Company and its subsidiaries attempt to match costs and revenues in terms of local currencies, the Company anticipates that as it continues its expansion of the TIGN on a global basis, there will be many instances in which costs and revenues will not be matched with respect to currency denomination. As a result, the Company anticipates that increasing portions of its revenues, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations, and that such changes in exchange rates may have a material adverse effect on the Company's business, financial condition and results of operations. While the Company may utilize foreign currency forward contracts or other currency hedging mechanisms to minimize exposure to currency fluctuation, there can be no assurance that such hedges will be implemented, or if implemented, will achieve the desired effect. The Company may experience economic loss and a negative impact on earnings solely as a result of foreign currency exchange rate fluctuations. The markets in which the Company's subsidiaries now conduct business, except for South Africa, generally do not restrict the removal or conversion of the local or foreign currency; however, there can be no assurance that this situation will continue. The Company has formed a subsidiary in South Africa which is authorized to handle such repatriation functions on the Company's behalf in accordance with applicable laws. See "--Risks Associated with International Operations."

FAILURE TO COLLECT RECEIVABLES (BAD DEBT RISK)

  Many of the countries in which the Company operates do not have established credit bureaus, thereby making it more difficult for the Company to ascertain the creditworthiness of potential customers. In addition, the Company expends considerable resources to collect receivables from customers who fail to make payment in a timely manner. While the Company continually seeks to minimize bad debt, the Company's experience indicates that a certain portion of past due receivables will never be collected and that such bad debt is a necessary cost of conducting business in the telecommunications industry. Expenses attributable to the write-off of bad debt, including an estimate of accounts receivable expected to be written off, represented approximately 1.5%, 3.1% and 2.4% of revenues for the years ended December 31, 1994, 1995 and 1996, respectively. There can be no assurance, however, that, with regard to any particular time period or periods or a particular geographic location or locations, bad debt expense will not rise significantly above historical or anticipated levels. Any significant increase in bad debt levels could have a material adverse effect on the Company's business, financial condition and results of operations.
  The telecommunications industry has historically been a victim of fraud. Although the Company has implemented anti-fraud measures to minimize losses relating to fraudulent practices, there can be no assurance that the Company can effectively control fraud when operating in the international or national telecommunications arena. The Company's failure to effectively control fraud could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH IMPOSITION OF VAT ON COMPANY'S SERVICES

  The EU imposes value-added taxes ("VAT") upon the sale of goods and services within the EU. The rate of VAT varies among EU members, but ranges from 15% to 25% of the sales price of goods and services. Under VAT rules, businesses are required to collect VAT from their customers upon the sale to such customers of goods and services and remit such amounts to the VAT authorities.

  In the case of services, VAT is imposed only where services are deemed to have been provided within an EU member state. Pursuant to the Sixth VAT Directive adopted in 1977 (the "Sixth Directive"), telecommunications services were deemed to be provided where the supplier of such services is located. Under the Sixth Directive, therefore, telecommunications services provided by U.S. telecommunications companies in the United States were deemed to be performed outside the EU and were exempt from VAT. Because telecommunications providers based in the EU must charge VAT on telecommunications services they provided,

U.S.-based and other non-EU based telecommunications providers historically enjoyed a competitive advantage over their EU counterparts under the Sixth Directive.

  Derogation to the Sixth Directive. In March 1997, the EU issued a derogation to the Sixth Directive (the "Derogation") that, as of January 1, 1997, authorized individual EU states to amend their laws so as to change the locus of telecommunications services provided by non-EU based firms, treating such services as being provided where the customer is located rather than where the telecommunications provider is established. In the case of sales by non-EU based telecommunications companies to non-VAT-registered (usually residential) customers in an EU member state, the Derogation provides that the non-EU based companies will be required to collect and remit VAT. In the case of sales by non-EU based telecommunications companies to VAT-registered (usually business) customers in an EU member state, however, the Derogation provides that the VAT-registered business will be required to collect and remit VAT. It is expected that non-EU based telecommunications providers will be required to appoint a VAT agent and register for VAT in every EU member state in which it has individual customers.

  Germany and France have adopted rules that, as of January 1, 1997, deem telecommunications services provided by non-EU based to be provided where the customer is located, thereby subjecting telecommunications services provided to customers in the EU by non-EU based companies to VAT. The German and French rules impose VAT on both individual and business customers of non-EU based telecommunications companies. In the case of sales to non-VAT-registered customers, German and French rules require that the non-EU based telecommunications carriers collect and remit the VAT. In the case of sales by such providers to German VAT-registered customers, the German rules generally require that such customers collect and remit the VAT. Under the so-called "Nullregelung" doctrine, however, certain business customers that are required to charge VAT on goods and services provided to their customers (generally, companies other than banks and insurance companies) are entitled to an exemption from VAT on telecommunications services. In the case of sales by such providers to French VAT-registered customers, the French rules require that such business customers collect and remit the VAT.

  Effective April 1, 1997, Austria and Italy also began to impose VAT on telecommunications services provided by non-EU based companies. The other members of the EU are expected to implement similar legislation effective July 1, 1997. The rules adopted by Italy and Austria are generally similar to those adopted by France and Germany in that they impose VAT on both individuals and businesses, with non-EU based telecommunications providers required to collect and remit the VAT in the case of sales to non-VAT-registered customers and the customer required to collect and remit VAT in the case of sales to VAT-registered customers.

  Proposed Amendment to the Sixth Directive. The EU has adopted a proposed amendment to the Sixth Directive that, if adopted in present form, would require all EU members to adopt legislation to impose VAT on non-EU based telecommunications services provided to customers in the EU by non-EU based companies, beginning as early as December 31, 1998. Under the proposed amendment, non-EU based telecommunications companies would be required to collect and remit VAT on telecommunications services provided to EU businesses as well as to individuals.

  To the extent that the Company's services are, and in the future become, subject to VAT, the Company's competitive price advantage with respect to those EU businesses and other customers required to pay VAT will be reduced. Such reduction could have a material adverse effect on the Company's business, financial condition and results of operations. The Company historically has collected, and will continue to collect, VAT on Global Access Direct services where it is offered in a VAT country. The Company believes that whatever negative impact the Derogation and the Amendment will have on its operations as a result of the imposition of VAT on traditional call-reorigination, such impact will be partially mitigated by the customer migration towards and the higher gross margins associated with call-through services.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to various factors, including the timing of investments made to expand the TIGN and the opening of new offices, general economic conditions, specific economic conditions in the telecommunications industry, the effects of governmental regulation and regulatory changes, user demand, capital expenditures and other costs relating to the expansion of operations, the introduction of new services by the Company or its competitors, the mix of services sold and the mix of channels through which those services are sold, pricing changes and new service introductions by the Company and its competitors and prices charged by the Company's facilities-based transmission line suppliers. Many of these factors are outside of the Company's control, and any combination of such factors, or any one of such factors, may in the future cause fluctuations in quarterly operating results. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of its management team, as well as its technical, marketing and sales personnel. While certain of the Company's employees have entered into employment agreements with the Company, the Company's employees may voluntarily terminate their employment with the Company at any time. The Company has obtained a $5 million key man life insurance

                                     24--1
policy covering Mr. Cliff Rees, the Company's Chief Executive Officer and President, but there can be no assurance that the coverage provided by such policy will be sufficient to compensate the Company for the loss of Mr. Rees' services. The Company's success also will depend on its ability to continue to attract and retain qualified management, marketing, technical and sales personnel. The process of locating such personnel with the combination of skills and attributes required to carry out the Company's strategies is often lengthy. Competition for qualified employees and personnel in the telecommunications industry is intense. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel. The loss of the services of key personnel, including Mr. Rees, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

PROTECTION OF PROPRIETARY TECHNOLOGY AND INFORMATION

  The Company relies on trade secrets, know-how and continuing technological advancements to maintain its competitive position. The Company also relies on unpatented proprietary technology and there can be no assurance that third parties may not independently develop the same or similar technology or otherwise obtain access to the Company's unpatented technology, trade-secrets and know-how. Although the Company has entered into confidentiality and invention agreements with certain of its employees and consultants, no assurance can be given that such agreements will be honored or that the Company will be able to protect effectively its rights to its unpatented technology, trade secrets and know-how. Moreover, no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and know-how. If the Company is unable to maintain the proprietary nature of its technologies, the Company could be materially adversely affected.

  Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with the Company's ability to sell its services. The Company has not conducted an independent review of patents issued to third parties. Although the Company believes that its products do not infringe on the patents or other proprietary rights of third parties, there can be no assurance that other parties will not assert infringement claims against the Company or that such claims will not be successful. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease selling its services.

CONTROL OF COMPANY BY PRINCIPAL SHAREHOLDERS

  After completion of the Offering, (i) the directors and executive officers
of the Company will own in the aggregate approximately    % of the then
outstanding Common Stock (approximately    % if the over-allotment option is
exercised) and (ii) Fred Gratzon, the Chairman of the Board, and Clifford Rees, the Chief Executive Officer, will collectively beneficially own in the
aggregate approximately    % of the then outstanding Common Stock
(approximately    % if the over-allotment option is exercised). Accordingly, if they choose to do so, Messrs. Gratzon and Rees acting together, or with management as a group, will have the power to amend the Company's Amended and Restated Articles of Incorporation, elect all of the directors, effect fundamental corporate transactions such as mergers, asset sales and the sale of the Company and otherwise direct the Company's business and affairs, without the approval of any other shareholder. See "Management" and "Principal and Selling Shareholders."

RISKS ASSOCIATED WITH ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

  In furtherance of its business strategy, the Company may enter into strategic alliances with, acquire assets or businesses from, or make investments in, companies that are complementary to its current operations. While the Company is currently engaged in negotiations to acquire the operations and customer base of its Country Coordinators in Australia, the Netherlands and New Zealand, the Company has no present agreements with respect to any such strategic alliance, investment or acquisition. Any such future strategic alliances, investments or acquisitions would be accompanied by the risks commonly encountered in such transactions. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the companies, the potential disruption of the Company's ongoing business, costs associated with the development and integration of such operations, the inability of management to maximize the financial and strategic position of the Company by the successful incorporation of licensed or acquired technology into the Company's service offerings, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with employees and customers as a result of changes in management, and higher customer attrition with respect to customers obtained through acquisitions.

ANTITAKEOVER CONSIDERATIONS

  The Company's Amended and Restated Articles of Incorporation and Bylaws include certain provisions which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company without the approval of the Company's Board of Directors. Such provisions may also render the removal of directors and management more difficult. Among other things, the Company's Amended and Restated Articles of Incorporation and/or Bylaws:
(i) provide for a classified Board of Directors serving staggered three-year terms, (ii) impose restrictions on who may call a special meeting of shareholders, (iii) include a requirement that shareholder action be taken only by unanimous written consent or at shareholder meetings and (iv) specify certain advance notice requirements for shareholder nominations of candidates for election to the Board of Directors and certain other shareholder proposals. In addition, the Board of Directors, without further action by the
shareholders, may cause the Company to issue      shares of Preferred Stock on
such terms and with such rights, preferences and designations as the Board of Directors may determine. Issuance of such Preferred Stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of the Company. Further, the Iowa Business Corporation Act and certain provisions of the Amended and Restated Articles of Incorporation impose restrictions on the ability of a third party to effect a change in control of the Company and may be considered disadvantageous by a shareholder. See "Description of Capital Stock--Preferred Stock" and "Description of Capital Stock--Certain Provisions of the Company's Articles and Bylaws," and "Description of Capital Stock--Iowa Business Corporation Act; Antitakeover Effects." Certain federal and state laws and regulations concerning telecommunications providers require prior approval of transfers of control and may also have the effect of delaying, deterring or preventing a change in control of the Company. See "--Substantial Government Regulation--United States" and "Business--Government Regulation."

ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock. Although the Company expects the Common Stock to be approved for trading on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be maintained after the Offering. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company and the representatives of the Underwriters and may not be indicative of the market price of the Common Stock after the Offering. For a description of the factors considered in determining the initial public offering price, see "Underwriting." The market price of the Common Stock may be highly volatile. Factors such as fluctuation in the Company's operating results, announcements of technological innovations or new products or services by the Company or its competitors, changes in the regulatory framework or in the cost of long distance service or other operating costs and changes in general market conditions may have a significant effect on the market price of the Common Stock.

NO DIVIDENDS

  While the Company has in the past paid dividends on its capital stock, it does not anticipate paying any dividends to its stockholders in the foreseeable future. The declaration and payment of any dividends in the future will be determined by the Board of Directors, in its discretion, and will depend upon the Company's earnings, capital requirements, financial condition and other relevant factors. The Company's Credit Facility restricts the Company's ability to declare any dividends on its capital stock. In addition, any future bank or other financing may restrict the Company's ability to declare and pay dividends. See "--Need for Additional Financing" and "Dividend Policy."

DILUTION TO PURCHASERS OF COMMON STOCK

  Investors purchasing shares of Common Stock in the Offering will experience an immediate dilution in net tangible book value of their shares of Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial numbers of shares of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and make it more difficult for the Company to raise funds through equity offerings in the future. Several of the Company's principal shareholders hold a significant portion of the Company's outstanding Common Stock and a decision by one or more of these shareholders to sell their shares pursuant to the exercise of registration rights, under Rule 144 under the Securities Act of 1933 (the "Securities Act") or otherwise, could materially adversely affect the market price of the Common Stock. In addition, certain of such shareholders, as well as holders of outstanding Warrants, have registration rights with respect to shares of Common Stock. See "Principal and Selling Shareholders" and "Description of Capital Stock-- Registration Rights."

  Upon completion of the Offering, the Company will have     shares of Common
Stock outstanding, assuming the exercise of options to acquire    shares and
warrants to acquire     shares outstanding as of March 31, 1997. Of the Common
Stock outstanding upon completion of the Offering, the     shares of Common
Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares held by "affiliates" of the Company or persons who have been affiliates within the
preceding three months. In addition, approximately     outstanding shares of
Common Stock are currently eligible for sale under Rule 144 or Rule 144(k).
The remaining shares of Common Stock, representing   % of the outstanding
Common Stock upon completion of the Offering, will be deemed "restricted securities" under the Securities Act and as such will be subject to restrictions on the timing, manner and volume of sales of such shares.

  The Company, its executive officers and directors and the Selling Shareholders have agreed that, subject to certain limited exceptions, for a period of 180 days after the date of this Prospectus, they will not, directly or indirectly, offer to sell, sell, hypothecate, pledge or otherwise dispose of any shares of Common Stock (or securities convertible into, exercisable for or evidencing the right to purchase any shares of Common Stock), without the prior written consent of Smith Barney Inc. See "Underwriting."

  Promptly following the Offering, the Company intends to register on Form S-8
under the Securities Act approximately    shares of Common Stock issuable
under options granted or to be granted under the Company's Stock Option Plan. See "Shares Eligible for Future Sale."

FORWARD-LOOKING STATEMENTS

  Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward- looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or the global long distance telecommunications industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; prospects for the global long distance telecommunications industry; competition; changes in business strategy or development plans; the loss of key personnel; the availability of capital; and other factors referenced in this Prospectus, including, without limitation, under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are estimated to be approximately $109.6 million. The Company expects that approximately $58.5 million of such net proceeds will be used to expand the Telegroup Intelligent Global Network, approximately $21.6 million will be used to prepay all of the outstanding Senior Subordinated Notes (including a prepayment fee equal to $1.4 million) and accrued interest, approximately $15.0 million will be used to develop and upgrade management information systems, and the balance will be used for working capital and for other general corporate purposes including strategic alliances with, investments in, or acquisitions of companies. The Company may use a portion of the net proceeds of the Offering to further its business strategy through strategic alliances with, investments in, or acquisitions of companies that are complementary to the Company's operations. While the Company continuously reviews such strategic alliances, investments and acquisition opportunities in its existing and other markets, other than as set forth herein, the Company has not entered into any agreement or understanding with respect to any such strategic alliance, investment or acquisition. See "Business--Business Strategies." Pending application, such net proceeds may be invested in short-term, marketable securities. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. For a discussion of the Company's future capital requirements and the sources of funds therefor over the next three years, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company declared a $525,000 cash dividend in December 1995 and a $425,000 cash dividend in March 1996, both of which were paid in November 1996 to the Company's shareholders. The Company currently intends to retain all future earnings for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment in the future of any cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the earnings, capital requirements and financial position of the Company, existing and/or future loan covenants and general economic conditions. Under the terms of the Credit Facility, the Company is restricted from declaring, making or paying any distributions unless certain financial covenants are met. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  The Company's pro forma net tangible book value as of December 31, 1996 was
$    million, or $    per share. "Pro forma net tangible book value" per share
represents the total amount of tangible assets of the Company, less the total amount of liabilities of the Company, divided by the number of shares of Common Stock outstanding on a fully diluted basis, as adjusted to give effect to the Recapitalization. After giving effect to the sale by the Company of the shares of Common Stock offered hereby (at an assumed public offering price
of $    per share), less estimated underwriting discounts and commissions and the other estimated expenses of the Offering payable by the Company, and the application of the estimated net proceeds therefrom and the exercise of
options and warrants to purchase     shares of Common Stock, the Company's pro
forma net tangible book value as of December 31, 1996 would have been $
million, or $    per share of Common Stock. This represents an immediate
increase in net tangible book value of $    per share to existing shareholders
and an immediate dilution in net tangible book value of $    per share to new
investors purchasing shares of Common Stock in the Offering. The following table illustrates this dilution on a per share basis to the new investors:

      Assumed public offering price per share.........................     $
      Pro forma net tangible book value per share at December 31,
       1996...........................................................
      Increase in net tangible book value per share attributable to new investors..................................................
      Pro forma net tangible book value per share after giving effect to the Offering................................................
                                                                           ---
      Dilution per share to new investors.............................     $
                                                                           ===

  The following table sets forth, on a pro forma basis as of December 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the weighted average price per share paid by existing shareholders and by new investors before deducting the underwriting discounts and commissions and estimated expenses of the Offering payable by the Company:

                                                                       WEIGHTED
                                 SHARES PURCHASED                       AVERAGE
                           -----------------------------     TOTAL     PRICE PER
                           NUMBER PERCENT AMOUNT PERCENT CONSIDERATION   SHARE
                           ------ ------- ------ ------- ------------- ---------
Existing shareholders.....             %   $                     %        $
New investors.............             %                         %
                                    ---    ---                ---         ---
  Total...................          100%   $                  100%        $
                                    ===    ===                ===         ===

  The information in the table above excludes the effect of stock options to
purchase     shares of Common Stock outstanding at December 31, 1996, at an
exercise price of $   per share, or warrants to purchase     shares of Common
Stock at a conversion price of $ per share. The exercise of any of these outstanding options or warrants would result in additional dilution to new investors. See "Management--Executive Compensation," "Management--Amended and Restated Stock Option Plan" and "Principal and Selling Shareholders."

                                CAPITALIZATION

  The following table sets forth the cash and cash equivalents and capitalization of the Company (i) as of December 31, 1996, and (ii) as adjusted to give effect to the Recapitalization and the issuance and sale by
the Company of     shares of Common Stock in the Offering (at an assumed
public offering price of $ per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                       AS OF DECEMBER 31, 1996
                                                       ------------------------
                                                        (DOLLARS IN THOUSANDS)
                                                       ACTUAL(1) AS ADJUSTED(3)
                                                       --------- --------------
Cash and cash equivalents.............................  $14,155     $
                                                        =======     =======
Current portion of long term debt and capital lease
 obligations..........................................      371
                                                        =======     =======
Long-term debt, net of current portion:
  Senior Subordinated Notes and other long term debt..   11,217
  Capital lease obligations...........................      301
                                                        -------     -------
    Total long-term debt..............................   11,518
Shareholders' equity:
  Preferred Stock, no par value;     shares
   authorized; no shares issued or outstanding........      --          --
  Common Stock, no par value;    shares authorized;
   actual shares issued and outstanding;    issued and
   outstanding as adjusted (1)(2).....................      --
Additional paid-in capital............................   10,765
Retained earnings.....................................    2,597
                                                        -------     -------
Total shareholders' equity............................   13,362
                                                        -------     -------
    Total Capitalization..............................  $24,880     $
                                                        =======     =======

--------
(1) Gives effect to the Reclassification but not the Stock Split.
(2) Excludes (i)    shares of Common Stock issuable upon the exercise of
    options granted under the Stock Option Plan; (ii)    shares of Common
    Stock issuable upon the exercise of options available for grant under the
    Stock Option Plan; and (iii)    shares of Common Stock issuable upon the
    exercise of the Warrants. See "Management--Amended and Restated Stock Option Plan" and "Description of Capital Stock--Warrants."
(3) Reflects the payment of the Senior Subordinated Notes for $20.0 million, including a prepayment penalty of $1.4 million, loss on the retirement of the Senior Subordinated Notes of $9.1 million, the write-off of debt issuance costs of $1.4 million, and accrued but unpaid interest of $0.2 million.

                            SELECTED FINANCIAL DATA

  The following table sets forth certain consolidated financial information for the Company for the years ended December 31, 1994, 1995 and 1996, which have been derived from the Company's audited consolidated financial statements and notes thereto included elsewhere in this Prospectus, for the year ended December 31, 1993, which has been derived from audited consolidated financial statements of the Company which are not included herein, and for the period ended December 31, 1992, which has been derived from unaudited consolidated financial statements which are not included herein. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto appearing elsewhere herein.

                                            YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------------------
                           (UNAUDITED)
                               1992         1993         1994         1995          1996
                          --------------------------  -----------  ------------  ------------
                           (in thousands, except per share and other operating data)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Retail.................        $23,846      $29,790      $68,714      $128,139      $179,147
 Wholesale..............            --           --           --            980        34,061
                            -----------  -----------  -----------  ------------  ------------
   Total revenues.......         23,846       29,790       68,714       129,119       213,208
Cost of revenues........         20,221       22,727       49,513        83,101       150,537
                            -----------  -----------  -----------  ------------  ------------
 Gross profit...........          3,625        7,063       19,201        46,018        62,671
Operating expenses:
Selling, general and ad-
 ministrative...........          2,125        7,341       19,914        39,222        59,652
Depreciation and amorti-
 zation.................             61          172          301           655         1,882
Stock option based com-
 pensation..............            --           --           --            --          1,032
                            -----------  -----------  -----------  ------------  ------------
    Total operating ex-
     penses.............          2,186        7,513       20,215        39,877        62,566
   Operating income
    (loss)..............          1,439         (450)      (1,014)        6,141           105
   Net earnings (loss)..          1,386         (707)        (538)        3,821          (118)
Net earnings (loss) per
 share (1)..............    $            $            $            $             $
                            ===========  ===========  ===========  ============  ============
Weighted average number
 of common and common
 share equivalents (in
 thousands)
OTHER FINANCIAL DATA:
EBITDA (2)..............    $     1,510  $      (278) $      (577) $      6,994  $      2,990
Net cash provided by op-
 erating activities.....            820          924        1,364         5,561         4,904
Net cash (used in) in-
 vesting activities.....           (667)        (765)        (700)       (2,818)      (11,262)
Net cash (used in) pro-
 vided by financing ac-
 tivities...............             21          (10)         957          (115)       15,924
Capital expenditures....            291          449        1,056         2,652         9,068
OTHER OPERATING DATA:
Retail customers (3):
  Domestic (U.S.).......          6,113        6,440       10,530        13,832        32,263
  International.........              0        5,301       28,325        46,517       109,847
Wholesale customers
 (4)....................              0            0            0             3            17
Number of employees.....             55           92          211           313           461
Number of switches......              0            1            2             3             7

                                    AS OF DECEMBER 31, 1996
                        AS OF       ------------------------
                  DECEMBER 31, 1995  ACTUAL  AS ADJUSTED (5)
                  ----------------- -------- ---------------
BALANCE SHEET DA-
 TA:
Cash and cash
 equivalents.....      $ 4,591      $ 14,155
Working capital..         (478)        9,659
Property & equip-
 ment, net.......        3,979        11,256
Total assets.....       33,576        65,956
Long term debt,
 less current
 portion.........          --         11,217
Total sharehold-
 ers' equity.....        3,147        13,363

--------
(1) Net earnings (loss) per common share for the years ended December 31, 1992, 1993, 1994 1995 and 1996 is based on the weighted average number of common shares outstanding. For all periods presented, per share information was computed pursuant to the rules of the Securities and Exchange Commission ("SEC"), which require that common shares issued by the Company during the twelve months immediately preceding the Company's initial public offering plus the number of common shares issuable pursuant to the grant of options and warrants issued during the same period (which have an exercise price less than the initial public offering price), be included in the calculation of the shares outstanding using the treasury stock method from the beginning of all periods presented.
(2) EBITDA represents net earnings (loss) plus net interest expense (income), income taxes, depreciation and amortization and non-cash stock option based compensation. While EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow as a measure of liquidity, it is included herein because it is a measure commonly used in the telecommunications industry.
(3) Consists of retail customers who received invoices for the month of December. Does not reflect active international customers who incurred charges in December but who had outstanding balances as of December 31 of less than $50, as the Company does not render invoices in such instances.
(4) Consists of wholesale customers who received invoices for the month of December.
(5) As adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                     32--1

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

   MANAGEMENT'S DISCUSSION AND ANALYSIS OFFINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion of the financial condition and performance of the Company should be read in conjunction with the consolidated financial statements and related notes and other detailed information regarding the Company included elsewhere in this Prospectus. Certain information contained below and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. See "Risk Factors" for a discussion of important factors which could cause actual results to differ materially from the forward-looking statements contained herein.

OVERVIEW

  Telegroup is a leading global alternative provider of international telecommunications services. The Company offers a broad range of discounted international and enhanced telecommunications services to small- and medium-sized business and residential customers in over 170 countries worldwide. Telegroup has achieved its significant international market penetration by developing what it believes to be one of the most comprehensive global sales, marketing and customer service organizations in the international telecommunications industry. The Company operates a digital, switched-based telecommunications network, the Telegroup Intelligent Global Network or the TIGN, to deliver its services in a reliable, flexible and cost-effective manner to approximately 200,000 active customers worldwide. According to FCC statistics, Telegroup was the sixth largest U.S. carrier of outbound international traffic in 1995. Telegroup's revenues have increased from $29.8 million in 1993 to $213.2 million in 1996.

  Incorporated in 1989, Telegroup was one of the first resellers of AT&T's Software Defined Network and Distributed Network Service long distance services. The Company derived its initial growth by aggregating long distance services to individuals and small businesses in the U.S. in order to fulfill large volume commitments to AT&T. In early 1993, Telegroup initiated call reorigination service in certain countries in Western Europe. By 1994, more than one half of Telegroup's retail customers were located outside the United States. At February 28, 1997, the Company had 36,250 retail customers within the United States and 164,011 retail customers outside the United States. The Company's network currently includes switches located in Australia, France, Hong Kong, the Netherlands, Sweden, Switzerland and the U.S. and leased and owned transmission facilities, and enables the Company to offer a variety of enhanced telecommunications services.

  The Company has attained positive EBITDA (as defined in "Selected Financial Data") and net earnings in only two of the last five years--1992 and 1995. The Company expects to incur lower gross margins, negative EBITDA and significant operating losses and net losses for the near term as it incurs additional costs associated with the development and expansion of the TIGN, the expansion of its marketing and sales organization, and the introduction of new telecommunications services. As the development and expansion of the TIGN continues and the Company's customers migrate from Global Access CallBack to Global Access Direct service, the Company expects that its gross margins, EBITDA, and operating and net income will improve. See "Risk Factors-- Historical and Anticipated Losses; Uncertainty of Future Profitability."

  Telegroup's revenues are derived from the sale of telecommunications services to retail customers, typically residential users and small- to medium-sized businesses in over 170 countries worldwide and to wholesale customers, typically other U.S. and non-U.S. telecommunications carriers. The Company's revenues from retail and wholesale customers represented 84% and 16%, respectively, of the Company's total revenues for the year ended December 31, 1996. The Company's retail customer base is diversified both geographically and by customer type. No single retail customer accounted for more than one percent of the Company's total revenues for the year ended December 31, 1996. Revenues from the Company's wholesale customers have grown from $1.0 million in 1995, the first year in which the Company derived revenues from wholesale customers, to $34.1 million for the year ended December 31, 1996. Currently, one wholesale customer in Hong Kong accounts for a significant portion of the Company's total revenues. The Company expects that wholesale revenues will continue to grow as a percentage of total telecommunications revenue in the near term.

  The following chart sets forth the Company's combined retail and wholesale revenues for the year ended December 31, 1996 for each of the Company's eight largest markets:

                                                                  PERCENTAGE OF
      COUNTRY                                       1996 REVENUES TOTAL REVENUES
      -------                                       ------------- --------------
                                                     (MILLIONS)
      United States................................     $60.4          28.3%
      Netherlands..................................      23.0          10.8
      France.......................................      15.4           7.2
      Hong Kong....................................      14.8           6.9
      Switzerland..................................      13.5           6.3
      Australia....................................       8.7           4.1
      Japan........................................       8.0           3.8
      Germany......................................       7.8           3.7

  During fiscal year 1996, the geographic origin of the Company's revenues was as follows: United States--28.3%; Europe--38.1%; Pacific Rim--19.8%; Other-- 13.8%. During fiscal year 1995, revenues were derived as follows: U.S.--27.2%; Europe--31.9%; Pacific Rim--17.5%; Other--23.4%. The most significant shift in composition of revenue was the increase in revenue derived from Europe and the decrease from the "other" countries category, primarily in Latin America, Africa and the Middle East. The Company has developed its wholesale carrier business, which accounted for 16% of revenues in 1996 compared to 0.8% in 1995, primarily by serving wholesale customers in the U.S. and the Pacific Rim. In addition, the Company has expanded its Country Coordinator offices and retail marketing activities primarily in its ten core countries, six of which are located in Western Europe, and three in the Pacific Rim. The Company believes that, because its core markets comprise approximately 64% of the total global long distance telecommunications market, according to TeleGeography, the U.S., Europe, and Pacific Rim regions will continue to comprise the bulk of the Company's revenues.

  The Company believes its retail services are typically competitively priced below those of the ITO in each country in which the Company offers its services. Prices for telecommunications services in many of the Company's core markets have declined in recent years as a result of deregulation and increased competition. The Company believes that worldwide deregulation and increased competition are likely to continue to reduce the Company's retail revenues per billable minute. The Company believes, however, that any decrease in retail revenues per minute will be at least partially offset by an increase in billable minutes by the Company's customers, and by a decreased cost per billable minute as a result of the expansion of the TIGN and the Company's ability to use least cost routing in additional markets. See "Risk Factors-- Expansion and Operation of the TIGN."

  For the year ended December 31, 1996, 83.8% of the Company's retail revenues were derived from Telegroup's Global Access CallBack services. As the Company's Global Access Direct service is provided to customers currently using traditional call-reorigination services, the Company anticipates that revenue derived from Global Access Direct will increase as a percentage of retail revenues. However, the Company expects to continue to aggressively market its Global Access CallBack service in markets not served by the TIGN and to use transparent call reorigination as a possible routing methodology for its Global Access Direct customers where appropriate. Accordingly, the Company believes that call-reorigination will continue to be a significant source of revenue.

  Historically, the Company has not been required to collect VAT (typically 15% to 25% of the sales price) on call-reorigination services provided to customers in the EU because prior laws deemed such services to be provided from the U.S. Germany and France have adopted rules whereby, as of January 1, 1997, telecommunications services provided by non-EU based firms are deemed to be provided where the customer is located. Austria and Italy adopted similar rules effective April 1, 1997, and the other members of the EU are expected to adopt similar legislation effective July 1, 1997. The Company is currently analyzing the effect of this legislation on its service offerings. In the event that EU member states impose VAT on the Company's services, the Company may decide to reduce prices of particular services offered to certain customer segments in order to remain competitive. The Company believes that whatever negative impact these price cuts will have on its operations, such impact will be partially mitigated by the migration of customers towards and the higher gross margins associated with call-through services. See "Risk Factors--Risks Associated With Imposition of VAT on Company's Services."

  Cost of retail and wholesale revenues is comprised of (i) variable costs associated with the origination, transmission and termination of voice and data telecommunications services by other carriers, and (ii) costs associated with owning or leasing and maintaining switching facilities and circuits. Currently, a significant portion of the Company's cost of revenues is variable, based on the number of minutes of use transmitted and terminated over other carriers' facilities. The Company's gross profitability is driven mainly by the difference between revenues and the cost of transmission and termination capacity.

  The Company seeks to lower the variable portion of its cost of services by originating, transporting and terminating a higher portion of its traffic over the TIGN. However, in the near term, the Company expects that its cost of revenues as a percentage of revenues will increase as the Company continues the development and expansion of the TIGN and introduces new telecommunications services. Subsequently, as the Company increases the volume and percentage of traffic transmitted over the TIGN, cost of revenues will increasingly consist of fixed costs associated with leased and owned lines and the ownership and maintenance of the TIGN, and the Company expects that the cost of revenues as a percentage of revenues will decline. The Company seeks to lower its cost of revenues by: (i) expanding and upgrading the TIGN by acquiring owned and leased facilities and increasing volume on these facilities, thereby replacing a variable cost with a fixed cost and spreading fixed costs over a larger number of minutes; (ii) negotiating lower cost of transmission over the facilities owned by other national and international carriers; and (iii) expanding the Company's least cost routing choices and capabilities.

  The Company generally realizes higher gross margins from its retail services than from its wholesale services. Wholesale services, however, provide a source of additional revenue and add significant minutes originating and terminating on the TIGN, thus enhancing the Company's purchasing power for leased lines and switched minutes and enabling it to take advantage of volume discounts. The Company also generally realizes higher gross margins from direct access services than from call reorigination. The Company expects its gross margins to continue to decline in the near term as a result of increased wholesale revenues as a percentage of total revenues. In addition, the Company intends to reduce prices in advance of corresponding reductions in transmission costs in order to maintain market share while migrating customers from traditional call-reorigination to Global Access Direct. The Company then expects gross margins to improve as the volume and percentage of traffic originated, transmitted and terminated on the TIGN increases and cost of revenues are reduced. The Company's overall gross margins may fluctuate in the future based on its mix of wholesale and retail long distance services and the percentage of calls using direct access as compared to call reorigination, any significant long distance rate reductions imposed by ITOs to counter external competition, and any risks associated with the Company agreeing to minimum volume contracts and not achieving the volume necessary to meet the commitments.

  Operating expenses include: (i) Selling, general and administrative, (ii) Depreciation and amortization; and (iii) Stock option based compensation.

  Selling, general and administrative expenses include: (i) selling expenses;
(ii) general and administrative expenses; and (iii) bad debt expense. Selling expenses are primarily sales commissions paid to internal salespersons and independent agents, the primary cost associated with the acquisition of customers by the Company. The Company's decision to use independent agents to date has been primarily driven by the low initial fixed costs associated with this distribution channel, and the agents' familiarity with local business and marketing practices. The Company strives to reduce its customer acquisition costs where possible by acquiring successful independent agents and by developing its internal sales and customer service operations in countries where there is sufficient market penetration. Sales commissions have increased over the past three years as the Company's business has expanded. The Company anticipates that, as revenues from the Company's Global Access Direct, Spectra, and wholesale carrier services increase relative to its existing services, selling expense will decline as a percentage of revenue, because of the generally lower commission structure associated with these services. See "Risk Factors--Dependence on Independent Agents; Concentration of Marketing Resources."

  The general and administrative expense component includes salaries and benefits, other corporate overhead costs and costs associated with the operation and maintenance of the TIGN. These costs have increased due to the development and expansion of the TIGN and corporate infrastructure. The Company expects that general and administrative expenses may increase as a percentage of revenues in the near term as the Company incurs additional costs associated with the development and expansion of the TIGN, the expansion of its marketing and sales organization, and the introduction of new telecommunications services.

  The Company spends considerable resources to collect receivables from customers who fail to make payment in a timely manner. While the Company continually seeks to minimize bad debt, the Company's experience indicates that a certain portion of past due receivables will never be collected, and that such bad debt is a necessary cost of conducting business in the telecommunications industry. Expenses attributable to the write-off of bad debt represented approximately 1.5%, 3.1% and 2.4% of revenues for the years ended December 31, 1994, 1995 and 1996, respectively. See "Risk Factors-- Failure to Collect Receivables (Bad Debt Risk)." In addition to uncollectible receivables, the telecommunications industry has historically been exposed to a variety of forms of customer fraud. The TIGN and the Company's billing systems are designed to detect and minimize fraud, where practicable, and the Company continuously seeks to enhance and upgrade its systems in an effort to minimize losses as it expands into new markets. See "Risk Factors--Dependence on Effective Management Information Systems."

  As the Company begins to integrate its distribution network in selected strategic locations by acquiring Country Coordinators and independent agents or by establishing internal sales organizations, it may incur added selling, general and administrative expenses associated with the transition which may result, initially, in an increase in selling, general and administrative expenses as a percentage of revenues. The Company anticipates, however, that as sales networks become fully integrated, new service offerings are implemented, and economies of scale are realized, selling, general and administrative expenses will decline as a percentage of revenue. See "Business--Market Opportunity" and "--Business Strategy."

  Depreciation and amortization expense primarily consists of expenses associated with the depreciation of assets, amortization of goodwill derived from business combinations and the amortization of debt issuance costs associated with the private placement of the Company's Senior Subordinated Notes in November 1996.

  Stock option based compensation expense results from the granting of certain unqualified and performance based options to employees at exercise prices below that of fair market value at the date of grant or when specified performance criteria have been met. As a result of certain non-qualified stock option grants during 1996, the Company will incur stock option based compensation expense of $342,000 in 1997 and 1998, and $283,000 in 1999.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain financial data as a percentage of revenues.

                            PERCENTAGE OF REVENUES

   YEAR ENDED DECEMBER 31                                   1994   1995   1996
   ----------------------                                   -----  -----  -----
   Revenues................................................ 100.0% 100.0% 100.0%
   Cost of revenues........................................  72.0   64.4   70.6
   Gross profit............................................  28.0   35.6   29.4
   Operating expenses:
    Selling, general and administrative....................  29.0   30.4   28.0
    Depreciation and amortization..........................   0.5    0.5    0.8
    Stock option based compensation........................    --     --    0.5
   Total operating expenses................................  29.5   30.9   29.3
   Operating income (loss).................................  (1.5)   4.7    0.1
   Earnings (loss) before income taxes.....................  (1.3)   5.0   (0.1)
   Income tax benefit (expense)............................   0.5   (2.0)   0.0
   Net earnings (loss).....................................  (0.8)   3.0   (0.1)

1996 COMPARED TO 1995

  Revenues. Revenues increased 65.1%, or $84.1 million, from $129.1 million in 1995 to $213.2 million in 1996. The increase in revenues was due primarily to an increase in billed customer minutes from the domestic and international call-reorigination distribution channels and the first full year of wholesale carrier operations. Revenues from international and domestic retail call service usage increased by 39.8%, or $51.0 million, from $128.1 million in 1995 to $179.1 million in 1996. Revenues from wholesale carrier service usage increased by $33.1 million, from $1.0 million in 1995 to $34.1 million in 1996. The wholesale revenue growth is largely the result of a significant increase in traffic utilization from one international carrier, using bulk call-reorigination to service its market more competitively.

  Cost of Revenues. Cost of revenues increased 81.1%, or $67.4 million, from $83.1 million in 1995, to $150.5 million in 1996. The increase in cost of revenues was attributable primarily to increased traffic being handled by the Company and increased costs associated with the expansion of the TIGN. The increase in cost of revenues as a percent of revenues was attributable primarily to the greater increase in the wholesale business as a percentage of revenues. Other factors contributing to the increase in cost of revenues as a percent of revenues included volume discounts to one large wholesale customer in the fourth quarter of 1996, traffic rerouting penalties associated with certain wholesale carrier traffic that exceeded the capacity of the Company's network in the first two months of the fourth quarter; certain rate reductions to customers in the U.S., Japan and France ahead of corresponding carrier cost declines and the addition of fixed access costs associated with the expansion of the TIGN.

  Gross Profit. Gross profit increased 36.3%, or $16.7 million, from $46.0 million in 1995 to $62.7 million in 1996. As a percentage of revenues, gross profit decreased from 35.6% in 1995 to 29.4% in 1996.

  Operating Expenses. Operating expenses increased 56.9%, or $22.7 million, from $39.9 million in 1995 to $62.6 million in 1996. This increase was primarily due to greater employee and contract employee costs, professional fees for network and operating systems developers and legal, financial and accounting costs associated with the development of the TIGN and the supporting information and financial systems. From 1995 to 1996, the Company's staff levels grew from 313 full and part time positions to 461 full and part time positions, representing a 47.3% increase in the number of employees. Growth was mainly in the professional category, with the hiring of additional telecommunications technicians and programmers, and finance and accounting professionals.

  Bad debt expense increased $1.1 million, from $4.0 million in 1995, to $5.1 million in 1996. As a percentage of revenues, bad debt expense decreased from 3.1% in 1995 to 2.4% in 1996, primarily as a result of improvements in the Company's collections systems and procedures.

  Depreciation and amortization increased $1.2 million, from $0.7 million in 1995, to $1.9 million in 1996. The increase in depreciation and amortization is primarily attributable to increased capital expenditures incurred in connection with the development and expansion of the TIGN and amortization of goodwill associated with: (i) the acquisition of the operations of the Company's Country Coordinator in France in August 1996; and (ii) expenses incurred by the Company in connection with the private placement of its Senior Subordinated Notes in November 1996.

  The Company also incurred a non-cash stock option based compensation expense of $1.0 million in the fourth quarter of 1996, resulting from the grant of non-qualified and performance base stock options to certain employees.

  As a percentage of revenues, operating expenses decreased from 30.9% in 1995 to 29.3% in 1996, as the additional costs and expenses were more than offset by increased revenues during the period.

  Operating Income. Operating income decreased by $6.0 million, from $6.1 million in 1995 to $0.1 million in 1996. As a percentage of revenues, operating income decreased from 4.8% in 1995 to 0.1% in 1996, for the reasons discussed above.

  Interest Expense. Interest expense increased from $0.1 million for 1995 to $0.6 million for 1996, an increase of $0.5 million. The increase is directly attributable to the increase in long-term indebtedness during 1996.

  Net Earnings (Loss). Net earnings decreased $3.9 from $3.8 in 1995 to $(0.1) million in 1996.

  EBITDA. EBITDA decreased from $7.0 million in 1995, to $3.0 million in 1996.

1995 COMPARED TO 1994

  Revenues. Revenues increased 87.9%, or $60.4 million, from $68.7 million in 1994 to $129.1 million in 1995. This increase was due primarily to an increase in billed customer minutes of use from call-reorigination customers in Western Europe, especially in France and the Netherlands.

  Cost of Revenues. Cost of revenues increased 67.9%, or $33.6 million, from approximately $49.5 million in 1994 to approximately $83.1 million in 1995. As a percentage of revenues, cost of revenues declined from 72.1% to 64.4%, primarily as a result of volume discounts under fixed-price lease agreements and a reduction in rates charged by the Company's carrier suppliers.

  Gross Profits. Gross profit increased 139.6%, or $26.8 million, from $19.2 million in 1994 to $46.0 million in 1995. As a percentage of revenues, gross profit increased from 28.0% in 1994 to 35.6% in 1995, due to the decline in the relative cost of revenues as a percentage of overall revenues.

  Operating Expenses. Operating expenses increased 97.5%, or $19.7 million, from $20.2 million in 1994 to $39.9 million in 1995, primarily as a result of increases in commissions to independent agents and Country Coordinators directly relating to the Company's increased revenues and to growth in sales, customer service, billing, collections and accounting staff required to support this growth. As a percentage of revenues, operating expenses increased 1.5% from 29.4% in 1994 to 30.9% in 1995, primarily due to the growth in staff needed to accommodate the Company's growth in business volume and complexity. Staff levels grew from 211 full and part time employees in 1994 to 313 in 1995, representing a 48.3% increase in the staff compliment.

  Bad debt expense increased from $1.1 million, or 1.5% of revenues in 1994, to $4.0 million, or 3.1% of revenues, in 1995, due to a rapid increase in international sales, ahead of a corresponding increase in collection abilities.

  Depreciation and amortization increased from $0.3 million in 1994, to $0.7 million in 1995, primarily due to increased capital expenditures incurred in connection with the development and expansion of the Company's network.

  Operating Income. Operating income increased by $7.1 million, from $(1.0) million in 1994 to $6.1 million in 1995, as a result of increased sales and gross profit with commensurate costs and expenses.

  Net Earnings (Loss). Net earnings increased $4.3 million from $(0.5) million in 1994 to $3.8 million in 1995, as a result of improved operating income.

  EBITDA. EBITDA increased from $(0.6) in 1994, to $7.0 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's capital investments consist of capital expenditures in connection with the acquisition and maintenance of switching capacity and funding of accounts receivable and other working capital requirements. Historically, the Company's capital requirements have been funded primarily by funds provided by operations, term loans and revolving credit facilities from commercial banks, and by capital leases. While the Company does not expect that it will require significant additional working capital, it expects to require additional capital to fund its anticipated operating losses in the near term.

  The net proceeds to the Company from the Offering are estimated to be approximately $109.6 million. The Company expects that approximately $58.5 million of such net proceeds will be used to expand the Telegroup Intelligent Global Network, approximately $21.6 million will be used to prepay all of the outstanding Senior Subordinated Notes (including a prepayment fee equal to $1.4 million and accrued interest); approximately $15.0 million will be used to develop and upgrade management information systems; and the remaining balance will be used for working capital and for other general corporate purposes including strategic alliances with, investments in or acquisitions of companies.

  Net cash provided by operating activities was $1.4 million in 1994, $5.6 million in 1995 and $4.9 million in 1996. The net cash provided by operating activities in 1996 and 1995 was mainly a result of a greater increase in accounts payable to carriers relative to the increase in accounts receivable from customers. In 1995, net cash provided by operating activities was mainly due to net earnings, changes in operating activities and off-setting increases in current assets and liabilities for the year.

  Net cash used in investing activities was $0.7 million in 1994, $2.8 million in 1995 and $11.3 million in 1996. The net cash used in investing activities in 1996, 1995 and 1994 was mainly due to an increase in equipment purchases, and in 1996, the expenditure of $1.8 million in capitalized software development costs.

  Net cash provided by (used in) financing activities was $1.0 million in 1994, $(0.1 million) in 1995 and $15.9 million in 1996. In November 1996, the Company completed a private placement of its Senior Subordinated Notes for net proceeds of $18.5 million. In March, 1997, the Company entered into its $7.5 million Credit Facility. The Credit Facility expires on June 30, 1998, is unsecured and contains certain covenants relating to the tangible net worth, cash flow coverage and total indebtedness of the Company. The interest rate under the Credit Facility is LIBOR plus 1.25%. As of March 31, 1997 no indebtedness was outstanding under the Credit Facility.

  The development and expansion of the TIGN, the opening of new offices and the introduction of new telecommunications services, as well as the funding of anticipated losses and net cash outflows, will require substantial additional capital. At March 31, 1997, the Company had $7.3 million in commitments for capital expenditures. The Company has identified an additional $51.2 million of capital expenditures which the company intends to undertake in 1997 and approximately $50.0 million of additional capital expenditures during the period from 1998 through 2001. The $58.5 million of capital expenditures which the Company intends to undertake over the next 12 months include the purchase of switches and nodes to be installed in Los Angeles, Denmark, Germany, Japan, New Zealand, Sweden, and Switzerland.

  The Company expects that the net proceeds from the Offering, together with internally generated funds, financing pursuant to the Company's Credit Facility and other financings, will provide sufficient funds for the Company to expand its business as planned and to fund anticipated operating losses for the next 18 to 24 months. However, the amount of the Company's future capital requirements will depend upon many factors, including the performance of the Company's business, the rate and manner in which it expands the TIGN and opens new offices, staffing levels and customer growth, as well as other factors that are not within the Company's control, including competitive conditions and regulatory or other government actions. In the event that the Company's plans or assumptions change or prove to be inaccurate or the net proceeds of the Offering, together with internally generated funds and funds from the Credit Facility or other financings, prove to be insufficient to fund the Company's growth and operations, then some or all of the Company's development and expansion plans could be delayed or abandoned, or the Company may be required to seek additional funds earlier than currently anticipated. Other future sources of capital for the Company could include public and private debt and equity financings. There can be no assurance that any such sources of financing would be available to the Company in the future or, if available, that they could be obtained on terms acceptable to the Company.

  The Company continuously reviews opportunities to further its strategy through strategic alliances with, investments in, or acquisitions of companies that are complementary to the Company's operations. The Company may finance such a venture with a portion of the net proceeds from this Offering, cash flow from operations, through capital stock in the Company, or the Company may raise financing through additional bank debt or one or more public offerings or private placements of securities. The Company, however, has no present understanding, commitment or agreement with respect to any such venture, and there can be no assurance that any such venture will occur, or that the funds to finance such venture will be available on reasonable terms, or at all.

FOREIGN CURRENCY

  Although the Company's functional currency is the U.S. Dollar, the Company derives a substantial percentage of its telecommunications revenues from international sales. In countries where the local currency is freely exchangeable and the Company is able to hedge its exposure, the Company bills for its services in the local currency. In cases where the Company bills in a local currency, the Company is exposed to the risk that the local currency will depreciate between the date of billing and the date payment is received. In certain countries in Europe, the Company purchases foreign exchange contracts through its fiscal agent to hedge against this foreign exchange risk. For the twelve months ended December 31, 1996, approximately $54.0 million (U.S. Dollar equivalent) or 25.3% of the Company's billings for telecommunications services were billed in local currencies.

  The Company's financial position and results of operations for the year ended December 31, 1996, were not significantly affected by foreign currency exchange rate fluctuation. As the Company continues to expand the TIGN and increase its customer base in its targeted markets, an increasing proportion of costs associated with operating and maintaining the TIGN, as well as local selling expenses, will be billed in foreign currencies. Although the Company and its subsidiaries attempt to match costs and revenues and borrowings and repayments in terms of local currencies, there will be many instances in which costs and revenues and borrowings and repayments will not be matched with respect to currency denominations. The Company may choose to limit any additional exposure to foreign exchange rate fluctuations by the purchase of foreign forward exchange contracts or similar hedging strategies. There can be no assurance that any currency hedging strategy would be successful in avoiding exchange-related losses. See "Risk Factors--Foreign Exchange Rate Risks; Repatriation Risks."

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending December 31, 1997. Retroactive application will be required. The Company believes the adoption of Statement No. 128 will not have a significant effect on its reported earnings per share.

EFFECTS OF INFLATION

  Inflation is not a material factor affecting the Company's business and has not had a significant effect on the Company's operations to date.

SEASONAL FLUCTUATIONS

  The Company has historically experienced, and expects to continue to experience, reduced growth rates in revenues in the months of August and December due to extended vacation time typically taken by Americans and Europeans during these months.

                 THE INTERNATIONAL TELECOMMUNICATIONS INDUSTRY

OVERVIEW

  The international telecommunications industry provides voice and data transmission from one national telephone network to another. The industry has experienced dramatic changes during the past decade that have resulted in significant growth in the use of services and in enhancements to technology. The industry is expecting similar growth in revenue and traffic volume in the foreseeable future. According to the ITU, the international telecommunications industry accounted for $55 billion in revenues and 60.3 billion minutes of use in 1995, increasing from $21.7 billion in revenues and 16.7 billion minutes of use in 1986, which represents compound annual growth rates of 11% and 15%, respectively. The ITU projects that revenues will approach $76 billion by the year 2000 with the volume of traffic expanding to 107 billion minutes of use, representing compound annual growth rates of 7% and 12%, respectively, from 1995. The market for telecommunications services is highly concentrated, with Europe and the United States accounting for approximately 43% and 26%, respectively, of the industry's worldwide minutes of use in 1995. AT&T, Deutsche Telecom, MCI, France Telecom and BT originated approximately 40% of the aggregate international long distance traffic minutes in 1995. The Company's core markets accounted for approximately 60% of all international long distance traffic minutes in 1995, with each market contributing as follows: U.S. (25.9%), Germany (8.7%), the United Kingdom (6.7%), France (4.7%), Switzerland (2.9%), Hong Kong (2.8%), Japan (2.7%), the Netherlands (2.4%), Australia (1.7%), and Sweden (1.5%),

  Growth and change in the international telecommunications industry have been fueled by a number of factors, including greater consumer demand, globalization of the industry, increases in international business travel, privatization of ITOs, and growth of computerized transmission of voice and data information. These trends have sharply increased the use of, and reliance upon, telecommunications services throughout the world. The Company believes that despite these trends, a high percentage of the world's businesses and residential consumers continue to be subject to high prices with poor quality of service which have been characteristic of many ITOs. Demand for improved service and lower prices has created opportunities for private industry to compete in the international telecommunications market. Increased competition, in turn, has spurred a broadening of products and services, and new technologies have contributed to improved quality and increased transmission capacity and speed.

  Consumer demand and competitive initiatives have also acted as catalysts for government deregulation, especially in developed countries. Deregulation began in the United States in 1984 with the divestiture by AT&T of the RBOCs. Today, there are over 500 U.S. long distance companies, most of which are small- or medium-sized companies. In order to be successful, these small- and medium-sized companies have to offer their customers a full range of services, including international long distance. However, most of these carriers do not have the critical mass of customers to receive volume discounts on international traffic from the larger facilities-based carriers such as AT&T, MCI and Sprint. In addition, these small- and medium-sized companies have only a limited ability to invest in international facilities. Alternative international carriers such as the Company have capitalized on this demand for less expensive international transmission facilities. These emerging international carriers are able to take advantage of larger traffic volumes to obtain volume discounts on international routes (resale traffic) and/or invest in facilities when volume on particular routes justify such investments. As these emerging international carriers have become established, they have also begun to carry overflow traffic from the larger long distance providers that own overseas transmission facilities.

  Deregulation in the United Kingdom began in 1981 when Mercury, a subsidiary of Cable & Wireless plc, was granted a license to operate a facilities-based network and compete with BT. Deregulation and privatization have also allowed new long distance providers to emerge in other foreign markets. Deregulation spread to Europe with the adoption of the "Directive on Competition in the Markets for Telecommunication Services" in 1990. A series of subsequent EU Directives, reports and actions are expected to result in substantial deregulation of the telecommunications industries in most EU member states by 1998. A similar movement toward deregulation has already taken place in Australia and New Zealand and is taking place in Japan, Mexico, Hong Kong and other markets. Other governments have begun to allow competition for value-added and other selected telecommunications services and features, including data and facsimile services and certain restricted voice services. In many countries, however, the rate of change and emergence of competition remain slow and the timing and extent of future deregulation is uncertain.

  On February 15, 1997, pursuant to the WTO Agreement, the United States and more than 60 members of the WTO agreed to open their respective telecommunications markets to competition and foreign ownership and adopted regulatory measures to protect market entrants against anticompetitive behavior by dominant telephone companies. The Company believes that the WTO Agreement could provide the Company with significant opportunities to compete in markets that were not previously accessible, reduce its costs and provide more reliable services. In some countries, for example, the Company will be allowed to own facilities or to interconnect to the public switched network on reasonable and non-discriminatory terms. There can be no assurance, however, that the pro-competitive effects of the WTO Agreement will not have a material adverse effect on the Company's business, financial condition and results of operations or that members of the WTO will implement the terms of the WTO Agreement.

  By eroding the traditional monopolies held by ITOs, many of which are wholly or partially government owned, deregulation is providing U.S.-based providers the opportunity to negotiate more favorable agreements with both the traditional ITOs and emerging foreign providers. In addition, deregulation in certain foreign countries is enabling U.S.-based providers to establish local switching and transmission facilities in order to terminate their own traffic and begin to carry international long distance traffic originated in those countries.

INTERNATIONAL SWITCHED LONG DISTANCE SERVICES

  International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. In the U.S., an international long distance call typically originates on a LEC's network and is switched to the caller's domestic long distance carrier. The domestic long distance provider then carries the call to its own or another carrier's international gateway switch. From there it is carried to a corresponding gateway switch operated in the country of destination by the ITO of that country and then is routed to the party being called though that country's domestic telephone network.

  International long distance providers can generally be categorized by the extent, if any, of their ownership and use of their own switches and transmission facilities. The largest U.S. carriers, AT&T, MCI, Sprint, and WorldCom primarily utilize owned U.S. transmission facilities and generally use other long distance providers to carry their overflow traffic. Only the largest U.S. carriers have operating agreements with, and own transmission facilities that carry traffic to, the over 200 countries to which major long distance providers generally offer service. A significantly larger group of long distance providers own and operate their own switches but either rely solely on resale agreements with other long distance carriers to terminate their traffic or use a combination of resale agreements and leased or owned facilities in order to terminate their traffic, as discussed below:

  Switched Resale Arrangements. A switched resale arrangement typically involves the wholesale purchase of termination services by one long distance provider from another on a variable, per minute basis. Such resale, which was first permitted with the deregulation of the U.S. market, enabled the emergence of alternative international providers that rely at least in part on transmission services acquired on a wholesale basis from other long distance providers. A single international call may pass through the facilities of multiple long distance resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set time period or subject to fluctuation following notice. The resale market for international transmission is constantly changing, as new long distance resellers emerge and existing providers respond to fluctuating costs and competitive pressures. In order to effectively manage costs when utilizing resale arrangements, long distance providers need timely access to changing market data and must quickly react to changes in costs through pricing adjustments or routing decisions. The Company has entered into resale agreements with more than 20 carriers in the U.S., U.K., Canada, the Netherlands, Denmark, Australia, Hong Kong and Switzerland, four of which accounted for approximately 60% of the Company's cost of revenues for the year ended December 31, 1996.

  Transit Arrangements. In addition to utilizing an operating agreement to terminate traffic delivered from one country directly to another, an international long distance provider may enter into transit arrangements pursuant to which a long distance provider in an intermediate country carries the traffic to the country of destination.

  Alternative Transit/Termination Arrangements. As the international long distance market began to deregulate, long distance providers developed alternative transit/termination arrangements in an effort to decrease their costs of terminating international traffic. Some of the more significant of these arrangements include refiling, ISR and ownership of switching facilities in foreign countries. Refiling of traffic, which takes advantage of disparities in settlement rates between different countries, allows traffic to a destination country to be treated as if it originated in another country that enjoys lower settlement rates with the destination country, thereby resulting in a lower overall termination cost. The difference between transit and refiling is that, with respect to transit, the long distance provider in the destination country has a direct relationship with the originating long distance provider and is aware of the arrangement, while with refiling, it is likely that the long distance provider in the destination country is not aware of the country in which the traffic originated or of the originating carrier. To date, the FCC has made no pronouncement as to whether refiling complies with either U.S. or ITU regulations, although it is considering such issues in an existing proceeding. While the Company's revenues attributable to refiling arrangements are minimal, refiling may constitute a larger portion of the Company's operations in the future.

  With ISR, a long distance provider completely bypasses the accounting rates system by connecting an international leased private line to the PSTN of a foreign country or directly to premises of a customer or foreign partner. While ISR currently is only sanctioned by applicable regulatory authorities on a limited number of routes, including U.S.-U.K., U.S.-Canada, U.S.-Sweden, U.S.-New Zealand, U.K.-worldwide and Canada-U.K., it is increasing in use and is expected to expand significantly as deregulation of the international telecommunications market continues. In addition, deregulation has made it possible for U.S.-based long distance providers to establish their own switching facilities in certain foreign countries, enabling them to directly terminate traffic. See "Business--Government Regulation." The Company has been granted a license by the FCC to engage in ISR in the U.S. To support this activity and take advantage of the opportunity it presents to reduce costs, the Company has purchased capacity on the CANTAT-3 cable system as a means of linking its switching facilities in the U.S. and the U.K. It also has direct leased capacity into Canada and is preparing to activate such links into Australia and New Zealand, consistent with applicable laws. In the U.K., ISR is permitted with any country, provided the U.K. based carrier has been granted the appropriate license. The Company's wholly owned U.K. subsidiary, Telegroup Network Services, Limited has been granted its U.K. ISR license. The Company anticipates that ISR with Australia will soon be approved, with Japan and Hong Kong to follow in the near future.

  Operating Agreements. Under traditional operating agreements, international long distance traffic is exchanged under bilateral agreements between international long distance providers that have rights in facilities in different countries. Operating agreements provide for the termination of traffic in, and return traffic from, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate.

  The Company currently has an operating agreement with AT&T Canada (formerly Unitel), Canada's second largest carrier. This agreement is used primarily to transit/terminate traffic between the U.S. and Canada. The Company also has an operating agreement with Unisource, a consortium composed of Telia, KPN, Telefonica de Espana and Swiss PTT. In addition, the Company both leases transmission facilities and resells switched minutes from carriers that have operating agreements. By aggressively negotiating resale agreements with carriers who have entered into operating agreements, the Company takes advantage of such carrier's economic incentive to increase outgoing traffic to a particular country. The resold call volume increases the market share for that carrier to a particular country, thereby increasing such carrier's proportionate return traffic from the correspondent under the accounting rate process. The Company may in the future enter into additional operating agreements if such agreements would improve the Company's profitability over these routes.

  Under a typical operating agreement each carrier has a right in its portion of the transmission facilities between two countries. A carrier gains ownership rights in a digital fiber-optic cable by purchasing direct ownership in a particular cable (usually prior to the time the cable is placed in service), by acquiring an "Indefeasible Right of Use" ("IRU") in a previously installed cable, or by leasing or obtaining capacity from another long distance provider that either has direct ownership or IRU rights in the cable. In situations where a long distance provider has sufficiently high traffic volume, routing calls across leased or IRU cable capacity is generally more cost-effective on a per call basis than the use of resale arrangements with other long distance providers. However, leased capacity and acquisition of IRU rights require a company to make a substantial initial investment of its capital based on the amount of capacity being acquired. Telegroup's interest in the CANTAT-3 Trans-Atlantic cable between New York and the U.K. is 50% IRU and 50% leased. The Company intends to acquire 100% IRU ownership.

  The rapidly changing international telecommunications market has created a significant opportunity for carriers that can offer high quality, low cost international long distance service. Deregulation, privatization, the expansion of the resale market and other trends influencing the international telecommunications market are resulting in decreased termination costs, a proliferation of routing options, and increased competition. To be successful, both the alternative and established international long distance companies will need to aggregate enough traffic to maximize the use of both facilities-based and resale opportunities, maintain systems which enable analysis of multiple routing options, invest in facilities and switches and remain flexible enough to locate and route traffic through the most advantageous routes.


COMPETITIVE OPPORTUNITIES AND ADVANCES IN TECHNOLOGY

  The combination of a continually expanding global telecommunications market, consumer demand for lower prices with improved quality and service, and ongoing deregulation has created competitive opportunities in many countries. Further, as more small- and medium-sized businesses and residential customers have come to rely on international telecommunications services for their business and personal needs, an increasingly diverse and sophisticated customer base has generated demand for a greater variety of services. Increased competition has also resulted in improved quality of service at lower prices. Similarly, new technologies, including fiber-optic cable and improvements in digital compression, have improved quality and increased transmission capacities and speed, with transmission costs decreasing as a result.

  Advances in technology have created multiple ways for telecommunications carriers to provide customer access to their networks and services. These include customer-paid local access, international and national toll-free access, direct digital access through a dedicated line, equal access through automated routing from the PSTN and call-reorigination. The type of access offered depends on the proximity of switching facilities to the customer, the needs of the customer, and the regulatory environment in which the carrier competes. Overall, these changes have resulted in a trend towards bypassing traditional international long distance operating agreements as international long distance companies seek to operate more efficiently.

  In a deregulated country such as the United States, carriers can establish switching facilities, own or lease fiber-optic cable, enter into operating agreements with foreign carriers and, accordingly, provide direct access service. In markets that have not deregulated or are slow in implementing deregulation, such as South Africa, international long distance carriers have used advances in technology to develop innovative alternative access methods, such as call-reorigination. In other countries, such as Japan and most EU member states, where deregulation is imminent but not complete, carriers are permitted to offer facilities-based data and facsimile services, as well as limited voice services including those to CUGs, but are as yet precluded from offering full voice telephony. As countries deregulate, the demand for alternative access methods typically decreases as carriers are permitted to offer a wider range of facilities-based services on a transparent basis.

  The most common form of alternative international access, traditional call-reorigination, avoids the high international rates offered by the ITO in a particular regulated country by providing dial tone from a deregulated country, typically the United States. To place a call using traditional call-reorigination, a user dials a unique phone number to an international carrier's switching center and then hangs up after it rings. The user then receives an automated callback providing dial tone from the U.S. which enables the user to complete the call. Technical innovations, ranging from inexpensive dialers to sophisticated in-country switching platforms, have enabled telecommunications carriers to offer a "transparent" form of call-reorigination. The customer dials into the local switch, and then dials the international number in the usual fashion, without the "hang-up" and "callback," and the international call is automatically and swiftly processed.

  Historically, a significant portion of the Company's revenue and operating income has been derived from the provision of international traditional call-reorigination services to retail customers on a global basis. The Company believes that as deregulation occurs and competition increases in various markets around the world, the pricing advantage of traditional call-reorigination to most destinations relative to conventional call-through international long distance service will diminish in those markets. The Company believes that, in order to maintain its existing customer base and to attract new customers in such markets, it will need to be able to offer call-through services at prices significantly below the current prices charged for call-reorigination. See "Risk Factors--Expansion and Operation of the TIGN."

  The worldwide telecommunications market is increasingly served by a wide range of telecommunications providers, many of which seek to focus on only a limited segment of the overall market. ITOs and major global carriers typically concentrate their efforts on multinational companies and other high volume long distance telephone users that demand high quality and customized services. Many alternative carriers, such as the Company, concentrate on serving the international long distance needs of small- and medium-sized business and high-volume residential customers who in the aggregate have significant international long distance traffic.

  The following table provides an overview of the Company's core international telecommunications markets:

                                1995
                             ORIGINATED
                             MINUTES OF     PRIMARY     ALTERNATIVE
                            INT'L TRAFFIC DEREGULATION  DEREGULATION
   COUNTRY                  (IN BILLIONS)   DATE(1)       DATE(2)               ITO(S)
   -------                  ------------- ------------  ------------  --------------------------
   United States...........     15.6            1984(3)       1984    AT&T MCI, Sprint, WorldCom
   Netherlands.............      1.5        1/1/1998      7/1/1997    KPN
   France..................      2.8        1/1/1998      1/1/1998    France Telecom
   United Kingdom..........      4.0            1981(4)       1981(4) BT, Mercury
   Germany.................      5.2        1/1/1998      1/1/1998    Deutsche Telecom
   Switzerland.............      1.8        1/1/1998      1/1/1998    Swiss PTT
   Sweden..................      0.9        1/1/1998         NA       Telia AB, Tele-2
   Hong Kong...............      1.7           (5)           (5)      HKTI
   Australia...............      1.0           NA         7/1/1997    Telstra, Optus
   Japan...................      1.6           NA             1998    KDD, IDC, ITJ

--------
(1) Date set for complete liberalization of the telecommunications market established by the EU Full Competition Directive.
(2) Alternative date set for complete liberalization of the telecommunications market established within each country.
(3) Deregulation began in the United States in 1984 with the divestiture by AT&T of the RBOCs.
(4) The deregulation of the United Kingdom telecommunications market began in 1981, when a second national carrier, Mercury, was proposed.
(5) To date, Hong Kong has not officially deregulated its telecommunications market. Additionally, on July 1, 1997, China is scheduled to assume sovereignty of Hong Kong. See "Risk Factors--Substantial Government Regulation--The Pacific Rim."

Source: TeleGeography 1996/97.

  United States. The U.S. long distance market, with 1995 revenue of approximately $70.0 billion, is the largest and most competitive in the world. The international segment of this market was 15.6 billion minutes of usage in 1995. According to TeleGeography, a leading industry publication, five of the top six international calling routes originate or terminate in the U.S. The U.S. domestic long distance market is largely dominated by the four major carriers: AT&T (54.3%), MCI (28.5%), Sprint (11.3%), and WorldCom (3.5%),
which collectively control approximately 97% of the market. Several second and third tier carriers, such as Frontier, LCI, Excel Communications, Inc., Tel-Save Holdings, Inc. and Telco Communications Group, Inc., have made inroads in both the high-volume residential and small- and medium-sized business sectors. The second and third tier providers have largely employed a strategy of switched resale targeted at the national long distance market. The international long distance market for small- and medium-sized businesses, which is the Company's primary focus, has been largely ignored by the major carriers as well as the second and third tier national long distance providers.

  The Company believes that the U.S. long distance market will become more competitive in the near future as the 1996 Telecommunications Act permits RBOC entry into long distance. The Company believes that the RBOCs will focus their marketing efforts on the high-end of the long distance market, since they will be able to offer the greatest savings on local access charges to these customers.

  Netherlands. The market for international telecommunications in the Netherlands has historically been dominated by the Dutch ITO, KPN. The Company believes it is the largest alternative provider of international telecommunications services in this market. Two alternative carriers, Telfort and Enertel, are currently building out networks to provide competitive national and international services when equal access is granted during the second half of 1997. KPN is a member of Unisource. The Company believes that new entrants will drive down transmission costs and potentially open up opportunities in the national long distance and wholesale sectors of the market.

  France. The market for international telecommunications in France has historically been dominated by the French ITO, France Telecom. The Company believes it is the largest alternative provider of international telecommunications services in this market. Telecom Developpement, a consortium led by SNCF, the French National Railways Company, and Compagnie Generale des Eaux, the leading French telecommunications group, has commenced construction of a facilities-based, digital long distance network to offer a broad range of voice and data services beginning in July 1997. In addition, other competitors have entered the market, including WorldCom which has begun a build-out of local fiber loops in the Paris region and Unisource which has installed switches connected by leased lines throughout France.

  United Kingdom. The deregulation of the U.K. telecommunications industry began in 1981 when Mercury, a subsidiary of Cable & Wireless plc, was granted a license to operate a facilities-based network and compete with BT. This duopoly over all public voice telecommunication services continued until 1991 when the government further liberated the U.K. national telecommunications market by stating it would license new national and regional public telecommunications operators.

  The U.K. international telecommunications market was not fully liberalized until 1996. Competition was introduced into this market from 1993 onwards through licensing of international simple resellers and other public operators which were allowed to buy international private leased circuits by means of which they could provide services to the public. In addition to BT and Mercury there are over 40 other companies in the U.K. which presently hold licenses authorizing the operation of systems which may be connected to foreign systems. Some of these other new international licensees such as Energis and WorldCom have commenced installing new international cables. The Company believes that new market entrants will drive down costs and potentially extend opportunities not only in the U.K. national long distance and wholesale sectors but also in the U.K. international markets.

  Germany. The market for international telecommunications in Germany has historically been dominated by the German ITO, Deutsche Telecom. Mannesmann Arcor, Viag Interkom, as well as o.tel.o Gmbh a consortium of German utilities companies, have commenced construction of a facilities-based digital long distance networks that are expected to offer a broad range of voice and data services in competition with Deutsche Telecom. In addition, other competitors have entered the market, including WorldCom which has begun build-out of local fiber loops in the Frankfurt region.

  Switzerland. The international telecommunications market in Switzerland has been historically dominated by the ITO, Swiss PTT. Although Switzerland is not a member of the EU, its government has announced that it will voluntarily conform to the EU objective of deregulating telecommunications markets and allowing cross border competition. Swiss PTT is a member of the Unisource consortium. Global One has established a presence in Switzerland and is currently offering private network services to large, corporate and institutional customers. The Company believes that it is the primary competitor to Swiss PTT for international voice services in Switzerland.

  Sweden. The telecommunications market in Sweden is among the most deregulated in the world. Sweden has liberalized its telecommunications market so that competitors, led by Tele-2, accounted for approximately 30% of the market in 1995. Telia is a member of the Unisource consortium and is also authorized to provide facilities-based and resold services between the United States and Sweden. The Company believes it will have opportunities to enter into resale agreements with one or more companies in Sweden which will allow it to offer fully transparent access to the TIGN and possibly national long distance service as well.

  Hong Kong. HKTI currently holds an exclusive license until September 30, 2006 to provide a variety of international services including the right to operate an international gateway for the handling of all outgoing and incoming international calls. There are four local fixed telephone network operators, including the former monopoly, Hong Kong Telephone Company, that have been licensed by the Office of the Telecommunications Authority ("OFTA"), the Hong Kong regulator. Despite the fact that HKTI has the exclusive right under its license to provide international telephone services, all three of the new local fixed network operators have in recent years gained a significant share of the international long distance call market by utilizing U.S. and Canada-based call-reorigination services. Effective July 1, 1997, control of Hong Kong will revert back to China, and it is unclear what effect, if any, this will have on the Company's operations in Hong Kong. See "Risk Factors-- Substantial Government Regulation" and "Business--Government Regulation."

  Australia. The market for international telecommunications services in Australia has historically been dominated by Telstra. A smaller share of the market is held by a new carrier, Optus. In the last two years, switched and switchless service providers have increased their market share of international telecommunications in Australia from 3.4% to 14%, largely at the expense of Telstra. Recently, AAPT and Axicorp, a division of Primus, have leased nationwide network capacity to compete with the two ITOs. Current legislation prohibits service providers from installing and maintaining line links between specific locations in Australia, but open competition will commence on July 1, 1997, under the 1997 Australian Telecommunications Act.

  Japan. The market for international long distance telecommunications services in Japan has historically been dominated by the Japanese ITO, KDD. In recent years, IDC and ITJ have grown rapidly and each have captured approximately 17% of the market. Recently, it was announced that NTT, the dominant provider of local and long distance services in Japan that was prohibited from entering the international market, would be split into three companies, including one international service provider. It was also announced that ITJ will merge with a domestic Japanese carrier, Japan Telecom, Inc. Additionally, several smaller companies have entered the Japanese market in the last few years offering call-reorigination services.

                                   BUSINESS

OVERVIEW

  Telegroup is a leading global alternative provider of international telecommunications services. The Company offers a broad range of discounted international and enhanced telecommunications services to small- and medium-sized business and residential customers in over 170 countries worldwide. Telegroup has achieved its significant international market penetration by developing what it believes to be one of the most comprehensive global sales, marketing and customer service organizations in the international telecommunications industry. The Company operates a digital, switched-based telecommunications network, the Telegroup Intelligent Global Network, to deliver its services in a reliable, flexible and cost-effective manner to approximately 200,000 active customers worldwide. According to FCC statistics, Telegroup was the sixth largest U.S. carrier of outbound international traffic in 1995. Telegroup's revenues have increased from $29.8 million in 1993 to $213.2 million in 1996.

  Telegroup provides an extensive range of telecommunications services on a global basis under the Spectra, Global Access and other brand names. The Company's services are typically priced competitively with the services of other alternative telecommunications providers and below the prices offered by the ITOs, which are often government-owned or protected telephone companies. While the Company offers a broad range of telecommunications services in each of its markets, the services offered in a particular market vary depending upon regulatory constraints and local market demands. Telegroup has historically offered traditional call-reorigination service (also known as callback) to penetrate international markets having regulatory constraints. As major markets continue to deregulate, the Company intends to migrate an increasing portion of its customer base to "call-through" service, which includes conventional international long distance service and a "transparent" form of call-reorigination. The Company markets its call-through service under the brand name Global Access Direct and its traditional call-reorigination service under the brand name Global Access CallBack. Currently, the Company offers both international and national long distance service, prepaid and postpaid calling cards, toll-free service and enhanced services such as fax store and forward, fax-mail, voice-mail and call conferencing. The Company believes its broad array of basic and enhanced services enables the Company to offer a comprehensive solution to its customers' telecommunications needs. The Company also resells switched minutes on a wholesale basis to other telecommunications providers and carriers. See "--Services."

  Telegroup's extensive sales, marketing and customer service organization consists of a worldwide network of independent agents and an internal sales force who market Telegroup's services and provide customer service, typically in local languages and in accordance with the cultural norms of the countries and regions in which they operate. The Company's local sales, marketing and customer service organization permits the Company to continually monitor changes in each market and quickly modify service and sales strategies in response to changes in particular markets. In addition, the Company believes that it can leverage its global sales and marketing organization to quickly and efficiently market new and innovative service offerings. As of March 31, 1997, the Company had approximately 1,300 independent agents worldwide. Thirty-one Country Coordinators are responsible for coordinating Telegroup's operations, including sales, marketing, customer service and independent agent support, in 48 countries. In addition, the Company has 35 internal sales personnel in the United States, one each in France, Germany and the United Kingdom, and intends to establish additional internal sales departments in selected core markets. The Company believes that its comprehensive global sales, marketing and customer service organization will enable the Company to increase its market share and position itself as the leading alternative international long distance provider in each of its target markets. The Company believes that it is the largest alternative international long distance provider in three of the largest international telecommunications markets in the world--France, the Netherlands and Switzerland. See "--Sales, Marketing and Customer Service."

  The Telegroup Intelligent Global Network includes a central Network Operations Center in Iowa City, Iowa, as well as switches, owned and leased transmission capacity and a proprietary distributed intelligent network architecture. The TIGN is designed to allow customer-specific information, such as credit limits, language selection, waiting voice-mail and faxes, and speed dial numbers to be distributed efficiently over a parallel data network wherever Telegroup has installed a TIGN switch. In addition, the open, programmable architecture of the TIGN allows the Company to rapidly deploy new features, improve service quality, and reduce costs through least cost routing. As of March 31, 1997, the TIGN consisted of (i) the Network Operations Center in Iowa City, Iowa, (ii) 12 Excel, NorTel or Harris switches in Fairfield, Iowa, New York City, London, Paris, Amsterdam, Hong Kong and Sydney, (iii) two nodes providing access to the PSTN in Amsterdam, (iv) an enhanced services platform, (v) a Trans-Atlantic fiber-optic cable link connecting its London and New York switches, and (vi) leased parallel voice and data transmission capacity connecting Telegroup's switches to each other and to the networks of other international and national carriers. The Company intends to further develop the TIGN by upgrading existing facilities and by adding switches and transmission capacity principally in and between major markets where the Company has established a substantial customer base. During the next 12 months, the Company has scheduled the installation of additional switches and/or nodes in Los Angeles, Denmark, Germany, Japan, New Zealand, Sweden and Switzerland. Telegroup also anticipates purchasing ownership in additional fiber-optic cables and leasing additional dedicated transmission capacity to reduce the Company's per minute transmission costs. See "--Network and Operations."

MARKET OPPORTUNITY

  The global market for international telecommunications services is undergoing significant deregulation and reform. The industry is being shaped by the following trends: (i) deregulation and privatization of telecommunications markets worldwide; (ii) diversification of services through technological innovation; and (iii) globalization of major carriers through market expansion, consolidation and strategic alliances. As a result of these factors, it is anticipated that the industry will experience considerable growth in the foreseeable future, both in terms of traffic volume and revenue. According to the ITU, the international telecommunications industry accounted for $55.0 billion in revenues and 60.3 billion minutes of use in 1995, increasing from $21.7 billion in revenues and 16.7 billion minutes of use in 1986, which represents compound annual growth rates of 11% and 15%, respectively. The ITU projects that revenues will approach $76.0 billion by the year 2000 with the volume of traffic expanding to 107.0 billion minutes of use, representing compound annual growth rates of 7% and 12%, respectively, from 1995.

  Deregulation and Privatization of Telecommunications Markets
Worldwide. Significant legislation and agreements have been adopted since the beginning of 1996 which are expected to lead to the liberalization of the majority of the world's telecommunication markets, including:

  . The U.S. Telecommunications Act, signed in February 1996, establishes parameters for the implementation of full competition in the U.S. national long distance market.

  . The EU Full Competition Directive, adopted in March 1996, abolishes exclusive rights for the provision of Voice Telephony services throughout the EU and the PSTNs of any member country of the EU by January 1, 1998, subject to extension by any EU member country.

  . The World Trade Organization Agreement, signed in February 1997, creates a framework under which more than 60 countries have committed to liberalize their telecommunications laws in order to permit increased competition and, in most cases, foreign ownership in their telecommunications markets, beginning in 1998.

  . The 1997 Australian Telecommunications Act, adopted in March 1997, opens the Australian market for the provision of telecommunications services over a company's own telephone lines.

  The Company believes that the foregoing initiatives, as well as other proposed legislation and agreements, will result in reduced restrictions on the ability of alternative carriers such as Telegroup to provide telecommunications services in these markets. In many markets, Telegroup believes that long distance callers have been charged relatively high, uncompetitive prices by the ITOs in exchange for limited services. The ITU's projections for substantially increased international minutes of use and revenue by the year 2000 are based in part on the belief that reduced pricing as a result of deregulation and competition will result in a substantial increase in the demand for telecommunications services in most markets. Telegroup believes that its comprehensive global sales, marketing and customer service organization uniquely positions it among alternative telecommunications providers to capitalize on the opportunities presented by these reduced restrictions. Telegroup also believes that such global regulatory reform will expand the availability of transmission capacity, enabling Telegroup to strategically add transmission capacity to its network in order to reduce its cost of sales through least cost routing.

  Diversification of Services through Technological Innovation. The deregulation of telecommunications markets throughout the world has coincided with substantial technological innovation. The proliferation of digital fiber-optic cable in and between major markets has significantly increased transmission capacity, speed and flexibility. Improvements in computer software and processing technology have enabled telecommunications providers to offer a broad range of enhanced voice and data services. Unlike many established telecommunications providers, the Company is not encumbered by large, inflexible legacy switching systems. The TIGN uses open-architecture Excel switches which can be programmed to meet the specifications of new enhanced service platforms. The Company believes that expansion of the TIGN will enable it to deliver a flexible, comprehensive set of enhanced telecommunications services to meet the evolving needs of its global customer base.

  Globalization of Major Carriers through Market Expansion, Consolidation and Strategic Alliances. Faced with the prospect of declining market share in their respective markets, AT&T and several of the European ITOs have sought out alternative sources of revenue by expanding into new markets. Additionally, certain ITOs have pursued mergers, acquisitions and other strategic alliances, such as the proposed BT/MCI merger and the formation of the Global One and Unisource consortia, to provide telecommunications services in additional markets. Telegroup believes that it is uniquely positioned to take advantage of these trends in the global telecommunications marketplace. As telecommunications markets are deregulated, the Company believes that its global sales, marketing and customer service organization and the design of the TIGN will enable the Company to expand its customer base and its service offerings in existing and new markets, and to reduce its cost of transmission service obtained from other carriers. The Company believes that it will be better able to negotiate favorable alternative transit/termination agreements with facilities- based carriers or consortia in multiple markets because of its large, globally distributed customer base and substantial traffic volumes.

BUSINESS STRATEGY

  Telegroup's objective is to become the leading alternative provider of telecommunications services to small- and medium-sized business and high-volume residential customers in its existing core markets and in selected target markets. Telegroup's strategy for achieving this objective is to deliver additional services to customers in its markets through the continued deployment of the TIGN and to expand its sales and marketing organization into new target markets. The Company's business strategy includes the following key elements:

  Expand the Telegroup Intelligent Global Network. Telegroup is currently expanding the TIGN by installing switches, purchasing ownership in additional fiber-optic cable and leasing additional dedicated transmission capacity in strategically located areas of customer concentration in Western Europe and the Pacific Rim. Over the next two years, the Company anticipates installing additional switches and/or nodes, in up to 15 markets, including seven which are currently scheduled for installation during the next 12 months in Los Angeles, Denmark, Germany, Japan, New Zealand, Sweden and Switzerland. The Company believes the expansion of the TIGN will enable Telegroup to migrate customers from traditional call-reorigination services to Global Access Direct. In order to maximize the Company's return on invested capital, the Company employs a success-based approach to capital expenditures, locating new switching facilities in markets where the Company has established a customer base by marketing its call-reorigination services.

  Maximize Operating Efficiencies. Telegroup intends to reduce its costs of providing telecommunications services by strategically deploying switching facilities, adding leased and owned fiber-optic capacity and entering into additional alternative "transit/termination agreements." This expansion of the TIGN will enable the

Company to originate, transport and terminate a larger portion of its traffic over its own network, thereby reducing its overall telecommunications costs. The Company believes that through least cost routing and its cost effective Excel LNX switches, Telegroup will be able to further reduce the overall cost of its services.

  Expand Global Sales, Marketing and Customer Service Organization. The Company believes that its experience in establishing one of the most comprehensive global sales, marketing and customer service organizations in the international telecommunications industry provides it with a competitive advantage. The Company intends to expand its global sales, marketing and customer service organization in new and existing markets. In new target markets, the Company relies primarily on independent agents to develop a customer base while minimizing its capital investment and management requirements. As the customer base in a particular market develops, the Company intends to selectively acquire the operations of the Country Coordinator in such market and recruit and train additional internal sales personnel and independent agents. The Company believes that a direct sales and marketing organization complements its existing independent agents by enabling Telegroup to conduct test marketing and quickly implement new marketing strategies. In addition to its sales offices in France, Germany and the United Kingdom, the Company intends to open or acquire additional offices in target markets in Europe and the Pacific Rim during 1997.

  Position Telegroup as a Local Provider of Global Telecommunications Services. Telegroup is one of the only alternative telecommunications providers that offers in-country and regional customer service offices in major markets on a global basis. The Company has 31 Country Coordinators providing customer service in 48 countries. Telegroup believes this local presence provides an important competitive advantage, allowing the Company to tailor customer service and marketing to meet the specific needs of its customers in a particular market. Customer service representatives speak the local language and are aware of the cultural norms in the countries in which they operate. The Company intends to continually monitor changes in the local market and quickly modify service and sales strategies in response to changes in particular markets. In many instances, this type of dedicated customer service and marketing is not available to the Company's target customer base from the ITOs.

  Target Small- and Medium-Sized Business Customers. The Company believes that small- and medium-sized business customers focus principally on obtaining quality and breadth of service at low prices and have historically been underserved by the ITOs and the major global telecommunications carriers. Through the deployment of the TIGN, the Company expects to migrate existing customers from traditional call-reorigination services to Global Access Direct, thereby addressing the telecommunications needs of a wider base of small- and medium-sized business customers. Telegroup believes that, with its direct, face-to-face sales force and dedicated customer service, it can more effectively attract and serve these business customers.

  Broaden Market Penetration through Enhanced Service Offerings. The Company believes that offering a broad array of enhanced services is essential to retain existing customers and to attract new customers. The TIGN's enhanced services platform and its distributed intelligent network architecture permit the Company to provide a broad array of voice, data and enhanced services and to efficiently distribute customer information, such as language selection, waiting voice-mail and faxes and speed dial numbers throughout the network. The Company offers a comprehensive solution to its customers' telecommunications needs by providing enhanced services, including fax store and forward, fax-mail, voice-mail and call conferencing. Telegroup believes that its provision of such enhanced services will enable it to increase its revenue from existing customers and to attract a broader base of small- and medium-sized business customers.

  Expand and Upgrade Management Information Systems. Telegroup believes that reliable, sophisticated and flexible management information systems are essential to remain competitive in the global telecommunications services market. Accordingly, the Company has invested substantial resources to develop and implement sophisticated information systems, which it will continue to refine, in order to increase the speed, accuracy, accessibility and efficiency of its Company-wide provisioning, billing, accounting and collections functions. The Company intends to use a portion of the net proceeds of the Offering to expand and upgrade these information systems.

  Pursue Acquisitions, Investments and Strategic Alliances. In addition to selective acquisitions of its Country Coordinators' operations, the Company intends to expand its current operations and service offerings through selective acquisitions of, and investments in, businesses that complement the Company's current operations and service offerings. The Company also intends to enter into strategic alliances with selective business partners that can complement the Company's service offerings. The Company is continuously reviewing opportunities and believes that such acquisitions, investments and strategic alliances are an important means of increasing network traffic volume and achieving economies of scale. The Company believes that its management's extensive entrepreneurial, operational, technical and financial expertise will enable the Company to identify and rapidly take advantage of such opportunities.

CUSTOMERS

  Telegroup's worldwide retail customer base is comprised of residential customers and small- to medium-sized businesses with monthly bills averaging between $50 and $5,000. At February 28, 1997, Telegroup had approximately 200,000 active retail customers (those that incurred charges during February
1997), consisting of approximately 36,000 U.S. domestic and approximately 164,000 international customers. In addition, Telegroup markets its wholesale services to both facilities-based carriers and switched-based long distance providers that purchase the Company's service for resale to their own customers. As of March 31, 1997, Telegroup had 21 active wholesale carrier customers.

  The following chart sets forth the Company's 1996 combined retail and wholesale revenues in its eight largest markets.

                                                                  PERCENTAGE
      COUNTRY                                    1996 REVENUES OF TOTAL REVENUES
      -------                                    ------------- -----------------
                                                 (IN MILLIONS)
      United States.............................     $60.4           28.3%
      Netherlands...............................      23.0           10.8
      France....................................      15.4            7.2
      Hong Kong.................................      14.8            6.9
      Switzerland...............................      13.5            6.3
      Australia.................................       8.7            4.1
      Japan.....................................       8.0            3.8
      Germany...................................       7.8            3.7

  The Company's retail customer base is diversified both geographically and by customer type. No single retail customer accounted for more than one percent of the Company's total revenues for the year ended December 31, 1996. Currently, one wholesale customer in Hong Kong accounts for a significant portion of the Company's total revenues. For the year ended December 31, 1996, the Company's revenues from retail and wholesale customers represented 84% and 16%, respectively, of the Company's total revenues.

  Retail Customers. The Company's sales and marketing efforts target high-volume residential consumers and small- and medium-sized businesses. The Company believes that high-volume residential consumers are attracted to Telegroup's services because of its significant price savings as compared to first-tier carriers, its simplified price structure and its variety of service offerings. The Company believes that small- and medium-sized businesses are attracted to Telegroup's services because of significant price savings compared to first-tier carriers, and because of its personalized approach to customer service and support, including its local presence, customized billing and enhanced service offerings.

  Wholesale Customers. Telegroup's wholesale marketing targets second- and third-tier international and telecommunications providers. The Company currently provides wholesale services to a total of 21 customers, of which 19 are U.S.-based providers and two are international providers. The Company believes that long distance services, when sold to telecommunications carriers and other resellers, are generally a commodity product with the purchase decision based primarily on price. Sales to these other carriers and resellers help the Company maximize the use of its network and thereby minimize fixed costs per minute of use.

SALES, MARKETING AND CUSTOMER SERVICE

  Telegroup's global sales, marketing and customer service organization consists of Country Coordinators, independent agents and an internal sales force who market Telegroup's services and provide customer service in local languages and in accordance with the cultural norms of the countries in which they operate. The Company's local sales, marketing and customer service organization allows the Company to continually monitor changes in each market and quickly modify service and sales procedures in response to market changes. Since its inception, Telegroup's sales, marketing and customer service strategy has been based on providing its network of agents and salespeople with the systems, technology and infrastructure to attract and support customers as efficiently as possible.

  Global Independent Agent Network. Telegroup's international market penetration has resulted primarily from the sales activities of independent agents compensated on a commission-only basis. As of March 31, 1997, Telegroup had approximately 1,300 active agents (those agents whose customers incurred charges during March 1997) located in over 97 countries. The use of independent agents has allowed the Company to limit marketing expenses and customer acquisition costs. See "Risk Factors--Dependence on Independent Agents."

  The Company's agreements with its independent agents typically provide for a two year term and require the agents to offer the Company's services at rates prescribed by the Company and to abide by the Company's marketing and sales policies and rules. Independent agent compensation is paid directly by the Company and is based exclusively upon payment for the Company's services by customers obtained for Telegroup by the independent agents. The commission paid to independent agents ranges between five to twelve percent of revenues received by the Company and varies depending on individual contracts, the exclusivity of the agent and the type of service sold. Independent agents are responsible for up to 40% of bad debt attributable to customers they enroll.

  Country Coordinators. In significant international markets, Telegroup appoints Country Coordinators. Country Coordinators are typically self-financed, independent agents, with contracts that bind them exclusively to Telegroup. Country Coordinators also have additional duties beyond marketing Telegroup services, including the responsibility in a country or region to coordinate the activities of Telegroup independent agents, including training and recruitment, customer service and collections. As of March 31, 1997, Telegroup had 31 Country Coordinators who were responsible for sales, marketing, customer service and collections in 48 countries. Telegroup has begun to vertically integrate its sales, marketing and customer service operations by opening offices in Germany and the U.K. which provide the services of a Country Coordinator and, in August 1996, acquired the business operations of its Country Coordinator in France.

  Country Coordinators offer the Company's services at rates prescribed by the Company, and enforce standards for all advertising, promotional, and customer training materials relating to Telegroup's services that are used or distributed in the applicable country or region. Country Coordinators review all proposed marketing or advertising material submitted to them by the independent agents operating in their country or region and ensure such agents' compliance with the Company's standards and policies. The Company's agreements with its independent Country Coordinators typically have a two-year term and include an exclusivity provision restricting the County Coordinator's ability to offer competing telecommunication services. Such agreements typically entitle the Country Coordinator to an override based on a percentage of revenues collected by Telegroup from customers within the Country Coordinator's country or region, as well as a commission similar to the commission paid to independent agents with respect to customers obtained directly by the Country Coordinator. See "Risk Factors--Dependence on Independent Agents" and "--Agreements with Independent Agents."

  Internal Sales Department. In early 1993, Telegroup began the development of an internal sales force which, as of March 31, 1997, numbered 38 persons, including 35 in the U.S. and one each in Germany, France and the United Kingdom. The internal sales department, which is fully dedicated to marketing Telegroup's services, provides increased control over existing customers and enables the Company to quickly test new products and implement special marketing campaigns. For the year ended December 31, 1996, Telegroup's internal sales department was responsible for generating approximately one-half of the Company's revenues from U.S. retail customers, with the balance being generated by independent agents in the U.S. Internal sales representatives are compensated by means of a base salary and a commission which varies depending upon the type of services sold.

  The Internet. In March 1995, Telegroup implemented an aggressive program to use the World Wide Web as a marketing, order entry, and information distribution tool. The Company currently processes approximately 90% of orders submitted by its independent agents through its Web-based RepLink order entry system. RepLink allows for customer provisioning in approximately 30 minutes and provides agents with real-time access to customer information. In addition, the Company's World Wide Web site provides a central source of information about Telegroup, easily accessible to Telegroup's agents and prospective customers around the world.

  Customer Service. Telegroup is committed to providing its customers with high-quality customer service, provided in the local language and in accordance with local cultural norms. Telegroup currently has 31 Country Coordinators, each of whom maintains a customer service office. These offices provide customer support to Telegroup's customers in 48 countries. In addition, Telegroup directly provides customer service to customers in an additional 122 countries, 24 hours a day, 365 days a year, from its headquarters in Fairfield, Iowa.

  Customer service offices are equipped with Telegroup customer service and sales support systems for use in the country or region. Customer service representatives can access the Company's "RepLink" order entry system and Integrated Databases ("IDB"), a customer information database. See "-- Management Information Systems." These systems facilitate and expedite customer provisioning and changes to customer account information. In addition, selected customer service offices are connected to Telegroup's Fairfield, Iowa headquarters by high-speed frame relay data links which provide real-time access to the Company's central databases.

SERVICES

  Telegroup offers a broad array of telecommunications services through the TIGN and through interconnections with the networks of other carriers. While the Company offers a broad range of telecommunications services in each of its markets, the services offered in a particular market vary depending upon regulatory constraints and local market demands. In order to create a global brand identity, the Company markets its products primarily under the Spectra or Global Access brands in virtually all of its markets. The Company currently offers the following services:

    International Long Distance. The Company provides international voice services to its customers in over 170 countries. On a market-by-market basis, access methods required to originate a call vary according to regulatory requirements and the existing national telecommunications infrastructure. The Company's call-reorigination services are available in all of its markets, generally under the brand name Global Access CallBack. Telegroup is actively migrating customers to Global Access Direct service, which is currently available through TIGN switches located in Hong Kong, France, the U.K. and the Netherlands. Global Access Direct provides Telegroup customers call-through service, which includes the provision of long distance service through conventional international long distance or through a "transparent" form of call-reorigination.

    National Long Distance. The Company currently provides national long distance service in the United States and is preparing to launch its national long distance service in Australia. The Company also expects to provide national long distance service in New Zealand and the U.K. by the end of 1997.

    Prepaid (Debit) and Postpaid Calling Cards. The Company offers its prepaid (debit) and postpaid Global Access Telecard that may be used by customers for international telephone calls from more than 60 countries to substantially all other countries in the world. These calling cards also enable the Company's customers to access Telegroup's enhanced services.

    Toll-free Services. The Company currently provides domestic toll-free services within the United States under its Spectra 800 brand, and toll-free services for calls to overseas businesses which are originated in the United States and Canada, under its Global Access 800 brand.

    Enhanced Services. Telegroup's enhanced services include fax store and forward, fax-mail, voice-mail, and call conferencing.

    Wholesale Services. In addition to retail services, the Company provides international and national call termination services and enhanced services on a wholesale basis to switch-based telecommunications carriers in the United States, the Pacific Rim and Europe. Such wholesale arrangements typically involve the purchase of transmission services on a per-minute basis, with rates varying according to the destination country and the time of day the call is placed.

  Telegroup constantly evaluates potential new service offerings in order to increase customer retention and loyalty, and increase usage of the Company's services. New services the Company expects to introduce in selected markets in 1997 include:

    Internet Access Services. The Company intends to offer switched and dedicated access to the Internet for use by commercial and residential customers. These services may be offered on a direct connection to the Internet or on a resale basis. Once connected to the Internet, customers will be able to access services provided by others, such as World Wide Web browsing, electronic mail, news feeds and bulletin boards.

    Resold Local Switched and Switchless Service. The Company intends to provide local service on a resale basis in the United States, subject to commercial feasibility and regulatory limitations.

    Paging. The Company intends to offer its customers resold paging services in the United States.

    Mobile Resale. The Company intends to offer its customers resold mobile telecommunications services in the United States and other selected markets.

    Integrated Voice-Mail, E-Mail and Fax-Mail. Integrated services enable customers to convert e-mail and facsimile data to audio text and to receive voice-mail messages in writing. The Company intends to offer its customers integrated voice-mail, e-mail and fax-mail through the TIGN in all countries where the Company's international telecommunications services are available.

  There can be no assurance that the Company will be able to launch such services or that, if launched, such services will be successful.

NETWORK AND OPERATIONS

  The TIGN employs digital switching and fiber-optic technologies, runs on proprietary software developed by Telegroup and is supported by comprehensive monitoring and technical services at the Company's Network Operations Center in Iowa City, Iowa. The TIGN also employs Telegroup's proprietary distributed intelligent network architecture, enabling Telegroup to transmit customer-specific information among its switches almost instantaneously over redundant high-speed frame relay data networks.

  Through the TIGN, Telegroup is able to deliver an expanded set of enhanced services which may not be available from the ITO in a particular country. The availability of these enhanced services enables Telegroup to attract a wider base of small- to medium-sized business customers. In addition, the network provides the Company with more efficient call routing and cost savings by means of reduced circuit charges.

  History of the TIGN. Since 1992, Telegroup has invested substantial resources in developing the TIGN and related business operations. In 1992, the Company installed its first Harris switch at its main office in Fairfield, Iowa primarily to serve as a PBX for internal Company purposes. In 1993, the Company installed a switch in New York City to handle call-reorigination service for retail customers. In 1994, the Company installed a Harris switch in London to provide call-reorigination services for intra-European calls and leased a private data line for call setup and to transfer call detail reports from the U.K. switch to the New York switch. In February 1995, Telegroup entered into an operating agreement with AT&T-Canada (formerly Unitel) providing for correspondent traffic termination rights.

  In July 1995, the Company installed its first enhanced services switch at the New York switch site to provide post-paid card services for domestic and international customers in 40 countries. Also in 1995, Telegroup opened a new office in Iowa City, Iowa to house the Network Operations Center and switch development and deployment teams. In November 1995, the Company installed a Harris switch in Amsterdam incorporating proprietary software developed by the Telegroup Intelligent Network Department to provide Global Access Direct service to international customers.

  In February 1996, the Company installed its first Excel switch in Hong Kong in addition to an identical mated switch in New York to provide Global Access Direct service to Hong Kong customers using transparent call-reorigination. In May 1996, Telegroup began to utilize the existing Harris switch at the main office to receive incoming call-reorigination calls from international customers. In September 1996, the Company installed a DMS-250 switch in New York. The DMS-250 switch was connected via T-1 lines to other carriers whereby wholesale traffic was brought in to the DMS-250 switch and then routed to other carriers for international termination.

  In January 1997, the Company installed a pair of Excel switches in Hong Kong and New York, linked by the existing data network. Shortly thereafter, TIGN switches were installed in France and Australia, opening those markets to Global Access Direct services. At the same time, the Company acquired an interest in the CANTAT-3 Trans-Atlantic circuit between New York and London.

  Current Network Architecture. As of March 31, 1997, the TIGN consisted of
(i) the central NOC in Iowa City, Iowa, (ii) 12 operational Excel, NorTel or Harris switches in Fairfield, Iowa, New York City, London, Paris, Amsterdam, Hong Kong and Sydney, (iii) 2 nodes providing access to the local PSTN in Amsterdam, (iv) an enhanced services platform, (v) a Trans-Atlantic fiber-optic cable link connecting its London and New York switches, and (vi) leased parallel voice and data transmission capacity connecting Telegroup's switches to each other and to the networks of other international and national carriers. The Company intends to further develop the TIGN by upgrading existing facilities and by adding switches and transmission capacity principally in and between major markets where the Company has already established a substantial customer base. Over the next two years, the Company anticipates installing additional switches and/or nodes, in up to 15 additional markets, including seven currently scheduled for installation during the next 12 months in Los Angeles, Denmark, Germany, Japan, New Zealand, Sweden and Switzerland. Telegroup also anticipates purchasing ownership in additional fiber-optic cables and leasing additional dedicated transmission capacity which will reduce the Company's per minute transmission costs.

  In markets in which the Company believes it is not optimal to own or lease network facilities, the Company typically enters into agreements to resell the facilities of other carriers. The Company purchases switched minute capacity from various carriers and depends on such agreements for termination of traffic from the TIGN. The Company is also a reseller of other carriers' national long distance services. In 1997, as a result of the Company's strategic relationship with AAPT, the Company will be a reseller of Australian national long distance services. In other markets, the Company works with multiple national long distance carriers to ensure that the pricing and service on each route are the best available and that the Company can provide an integrated long distance service to its customers. The Company believes that the opportunities for resale will become increasingly attractive as countries deregulate and grant additional carrier licenses, and competitive pressures force carriers to find alternative sources of distribution. See "Risk Factors--Dependence on Facilities Providers."

  In general, the Company relies upon other carriers' networks to provide redundancy in the event of technical difficulties on the TIGN. The Company believes that the strategy of using other carriers' networks for redundancy is currently more cost-effective than purchasing or leasing its own redundant capacity. To the extent that the traffic over the TIGN exceeds the Company's transmission capacity, the Company typically routes overflow traffic over other carriers' networks, which may result in reduced margins on such calls.

  The TIGN's Distributed Intelligent Network Architecture. Most telecommunications companies operate their networks using software developed by switch manufacturers. Consequently, switch software typically cannot be modified or improved except by the switch manufacturer, which can result in significant expense and delay. Through its Intelligent Network Department, consisting of approximately 80 full-time employees, Telegroup develops and continuously refines its proprietary TIGN software, enabling the Company to purchase flexible, open-architecture switching hardware into which it incorporates such software.

  TIGN Competitive Advantages. The TIGN platform is designed to provide a highly reliable, flexible and cost-effective network for processing calls and delivering enhanced services. The design of the TIGN achieves the principles established for Advanced Intelligent Networks ("AIN") specified by the ITU. The TIGN platform provides significant competitive advantages over voice networks of other providers. These advantages include:

  . Distributed intelligence. The TIGN voice network is configured in parallel with a frame relay data network for call setup and the sharing of customer data among the TIGN switches. All customer information such as current usage, credit limits, language selections, waiting voice-mail and faxes, and speed numbers are distributed and available throughout the TIGN.

  . Rapid deployment of new services and features. The TIGN software allows enhancements to existing services and new services to be quickly developed and tested with minimal impact to existing software. Enhancements to existing services can be added in days rather than months and new services can be developed and tested in a few weeks rather than many months or even years required by other network designs.

  . Cost benefits versus conventional switching platforms. The switching matrix employed within the TIGN platform consists of two redundant Excel LNX switches, each with 2000 voice ports--one actively controlling call processing and one in hot standby mode. This latest generation in switching equipment from Excel provides a cost-per-port which is less expensive than that found on larger, traditional switching equipment used by conventional voice service providers.

  . Flexible and adaptive signaling. Because of the many national and carrier-specific variants on the international signaling protocol such as ISDN and CCS7, one of the largest problems faced by international carriers and voice service providers has been interconnecting to the national ITOs. The TIGN software has been designed to take advantage of the open architecture on the Excel LNX switches to facilitate compatibility with various international signaling protocols.

MANAGEMENT INFORMATION SYSTEMS

  Telegroup believes that reliable, sophisticated and flexible billing and information systems are essential to remain competitive in the global telecommunications market. Accordingly, the Company has invested substantial resources to develop and implement information systems. As the Company continues to grow, it will need to invest additional capital to enhance and upgrade its operating systems in order to meet its provisioning, billing, costing and collection requirements. See "Risk Factors--Dependence on Effective Management Information Systems."

  The Company's information systems include (i) RepLink, an Internet Web-based global order entry system; (ii) the IDB which stores client information using client server architecture; (iii) a Small Business Technologies ("SBT") accounting system; (iv) a proprietary customer billing system; and (v) a proprietary call costing and reconciliation system which is currently being tested and is expected to be operational in June 1997.

  RepLink Order Entry System. The Company has developed RepLink, a unique World Wide Web interface, primarily for its independent agents to send customer information to the Company for fully automated provisioning. First implemented in 1995, RepLink has reduced the average interval required to provision a new customer from most countries to an average of 30 minutes or less. Customer information is entered by the agent and screened during the provisioning process to ensure data quality and accuracy. Agents can also receive monthly usage reports, commission reports, and reports on new products and features through RepLink.

  IDB Customer Database. The IDB is the Company's integrated database for all customer and service information. The IDB can be accessed through the IDB custom user interface, which allows the Company's customer service and sales support staff to maintain customer records and provide customer service. The IDB interface also allows limited access to a customer's financial information which is stored in the Company's SBT accounting system. Customer order information is transferred directly from RepLink into the IDB. After final data is reviewed, the customer is provisioned for the services requested by the agent. Each hour, all provisioning information for Global Access services flows automatically to the Company's switches. Several times each day, provisioning information for Spectra services is transferred electronically to the Company's underlying carriers.

  SBT Accounting System. SBT, a modifiable, multi-user database accounting software, provides the Company with the flexibility to create custom accounting modules to support various accounting needs. All of SBT's accounting products perform real-time posting and provide custom file browsers. The IDB and SBT systems are linked by use of an open server' through which information is freely exchanged. Since the Company's new billing system software is compatible with SBT, financial information is able to flow easily between the two systems without manual intervention.

  Billing System. The Company's new billing system streamlines and automates a number of billing processes, including worldwide call detail data collection. A call detail report ("CDR"), an itemized record of the activity which occurs at a particular switch location, is downloaded and used in the generation of customer invoices. The entire process of CDR import, matching and rating is now combined into a single process, eliminating manual intervention. The Company is able to review and analyze the CDR to ensure the accuracy of customer bills and detect errors. Monthly customer invoices are created, printed and mailed from the Company's facilities in Fairfield, Iowa.

  Call Costing and Reconciliation System. To ensure that costs charged to the Company by its carriers are accurate, the Company has developed a call costing and reconciliation system which it is currently testing and is expected to be operational in June 1997. This system is designed to reconcile the Company's CDRs against invoices that the Company receives from its underlying carriers. Each carrier invoice will be compared for total calls, total duration, total cost, and the Telegroup rated cost. All discrepancies will be logged and an audit for the carrier/day combinations that show discrepancies will be scheduled to examine the details of the discrepancies between the Company's data and the carrier's data. See "Risk Factors--Dependence on Effective Management Information Systems."

  The Company believes that this suite of management information systems, coupled with continued enhancements and additions, will enable the Company to effectively provision and bill customers, produce accurate financial reports and control costs.

COMPETITION

  The international and national telecommunications industry is highly competitive. The Company's success depends upon its ability to compete with a variety of other telecommunications providers in each of its markets, including the respective ITO in each country in which the Company operates and global alliances among some of the world's largest telecommunications carriers. Other potential competitors include cable television companies, wireless telephone companies, Internet access providers, electric and other utilities with rights of way, railways, microwave carriers and large end users which have private networks. The intensity of such competition has recently increased and the Company believes that such competition will continue to intensify as the number of new entrants increases. If the Company's competitors devote significant additional resources to the provision of international or national long distance telecommunications services to the Company's target customer base of high-volume residential consumers and small- and medium-sized businesses, such action could have a material adverse effect on the Company's business, financial condition and results of operations, and there can be no assurance that the Company will be able to compete successfully against such new or existing competitors.

  The Company's larger competitor's include AT&T, MCI, Sprint, WorldCom, Frontier and LCI in the United States; France Telecom in France, PTT Telecom Netherlands in the Netherlands, Cable & Wireless plc, BT, Mercury, AT&T, WorldCom, Sprint and ACC Corp. in the United Kingdom; Deutsche Telecom in Germany; Swiss PTT in Switzerland; Telia AB and Tele-2 in Sweden; HKTI in Hong Kong, Telstra and Optus in Australia; and KDD, IDC and ITJ in Japan. The Company competes with numerous other long distance providers, some of which focus their efforts on the same customers targeted by the Company. In addition to these competitors, recent and pending deregulation in various countries may encourage new entrants. For example, as a result of the recently enacted 1996 Telecommunication Act in the United States, once certain conditions are met, RBOCs will be allowed to enter the domestic long distance market, AT&T, MCI and other long distance carriers will be allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) will be allowed to enter both the local service and long distance telecommunications markets. Moreover, while the recently completed WTO Agreement could create opportunities for the Company to enter new foreign markets, implementation of the accord by the United States could result in new competition from ITOs previously banned or limited from providing services in the United States. Increased competition in the United States as a result of the foregoing, and other competitive developments, including entry by Internet service providers into the long-distance market, could have an adverse effect on the Company's business, financial condition and results of operations. In addition, many smaller carriers have emerged, most of which specialize in offering international telephone services utilizing dial up access methods, some of which have begun to build networks similar to the TIGN. See "The International Telecommunications Industry."

  The long distance telecommunications industry is intensely competitive and is significantly influenced by the pricing and marketing decisions of the larger industry participants. In the United States, the industry has relatively limited barriers to entry with numerous entities competing for the same customers. Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Generally, the Company's domestic customers can switch carriers at any time. The Company believes that competition in all of its markets is likely to increase and that competition in non-United States markets is likely to become more similar to competition in the United States market over time as such non-United States markets continue to experience deregulatory influences. In each of the countries where the Company markets its services, the Company competes primarily on the basis of price (particularly with respect to its sales to other carriers), and also on the basis of customer service and its ability to provide a variety of telecommunications products and services. There can be no assurance that the Company will be able to compete successfully in the future. The Company anticipates that deregulation and increased competition will result in decreasing customer prices for telecommunications services. The Company believes that the effects of such decreases will be at least partially offset by increased telecommunications usage and decreased costs as the percentage of its traffic transmitted over the TIGN increases. There can be no assurance that this will be the case. To the extent this is not the case, there could be an adverse effect on the Company's margins and financial profits, and the Company's business, financial condition and results of operations could be materially and adversely effected.

  The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those provided by the Company. Such technologies include satellite-based systems, such as the proposed Iridium and GlobalStar systems, utilization of the Internet for international voice and data communications and digital wireless communication systems such as PCS. The Company is unable to predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services.

GOVERNMENT REGULATION

  Overview. The Company's provision of international and national long distance telecommunications services is heavily regulated. Many of the countries in which the Company provides, or intends to provide, services prohibit or limit the services which the Company can provide, or intends to provide and the transmission methods by which it can provide such services. For example, in the United States, the Company engages in the resale of international private line for the provision of switched communications services pursuant to an authorization ("Section 214 Private Line Authorization") under Section 214 of the Communications Act. Certain rules of the FCC prohibit the Company from (i) transmitting calls routed over the Company's leased line between the United States and the United Kingdom onward over international leased lines (other than to countries which the FCC deems to be "equivalent," currently the United Kingdom, Canada, Sweden and New Zealand) or (ii) transmitting calls from European countries (other than those deemed to be equivalent) over international leased lines and then onward over its leased line between the United States and the United Kingdom. If a violation of FCC rules concerning resale of international private line service were found to exist, the FCC could impose sanctions and penalties, including revocation of the Section 214 Private Line Authorization. FCC restrictions thus materially limit the optimal and most profitable use of the Company's leased line between the United States and the United Kingdom.

  In addition, the Company provides a substantial portion of its customers with access to its services through the use of call-reorigination. Revenues attributable to call-reorigination represented 76.6% of the Company's revenues in fiscal year 1996 and are expected to continue to represent a decreasing but substantial portion of the Company's revenues in the medium term. A substantial number of countries have prohibited certain forms of call-reorigination as a mechanism to access telecommunications services. This has caused the Company to cease providing call-reorigination services in Bermuda, the Bahamas and the Cayman Islands, and may require it to do so in other jurisdictions in the future. As of March 31, 1997, 58 countries had reported to the FCC and/or the ITU that their laws prohibit call-reorigination. While the Company provides call-reorigination services in substantially all of these countries, no single country of this group accounts for more than 2% of the total revenues of the Company. There can be no assurance that certain of the Company's services and transmission methods will not continue to be or will not become prohibited in certain jurisdictions, and, depending on the jurisdictions, services and transmission methods affected, there could be a material adverse effect on the Company's business, financial condition and results of operations. To the extent that a country that has expressly prohibited call-reorigination is unable to enforce its laws against call-reorigination, it can request that the FCC enforce such laws in the United States, by e.g., requiring the Company to cease providing call-reorigination services to such country or by revoking the Company's authorizations. See "Risk Factors--Substantial Government--Regulation--United States."

  Local laws and regulations differ significantly among the jurisdictions in which the Company operates, and, within such jurisdictions, the interpretation and enforcement of such laws and regulations can be unpredictable. For example, EU member states have inconsistently and, in some instances, unclearly implemented the Full Competition Directive under which the Company provides certain voice services in Western Europe. As a result, some EU member states may limit, constrain or otherwise adversely affect the Company's ability to provide certain services. There can be no assurance that certain EU member states will implement, or will implement consistently, the Full Competition Directive, and either the failure to implement or inconsistent implementation of such directives could have a material adverse effect on the Company's business, financial condition and results of operations.

                                     60--1

  Additionally, there can be no assurance that future United States or foreign regulatory, judicial or legislative changes will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws or regulations. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Substantial Government Regulation."

  The Company has pursued and expects to continue to pursue a strategy of providing its services to the maximum extent it believes, upon consultation with counsel, to be permissible under applicable laws and regulations. To the extent that the interpretation or enforcement of applicable laws and regulations as uncertain or unclear, the Company's aggressive strategy may result in the Company's (i) providing services or using transmission methods that are found to violate local laws or regulations or (ii) failing to obtain approvals subsequently found to be required under such laws or regulations. Where the Company is found to be or otherwise discovers that it is in violation of local laws and regulations and believes that it is subject to enforcement actions by the FCC or the local authority, it typically seeks to modify its operations or discontinue operation so as to comply with such laws and regulations. There can be no assurance, however, that the Company will not be subject to fines, penalties or other sanctions as a result of violations even though such violations are corrected. If the Company's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals necessary to provide certain of its services or to use certain of its transmission methods. The Company also could have substantial monetary fines and penalties imposed against it.

  A summary discussion of the regulatory frameworks in certain geographic regions in which the Company operates or has targeted for penetration is set forth below. This discussion is intended to provide a general outline of the more relevant regulations and current regulatory posture of the various jurisdictions and is not intended as a comprehensive discussion of such regulations or regulatory posture.

  United States. The Company's provision of international service to, from, and through the United States is subject to regulation by the FCC. Section 214 of the Communications Act requires a company to make application to, and receive authorization from, the FCC to, among other things, resell telecommunications services of other U.S. carriers with regard to international calls. In May 1994, the FCC authorized the Company pursuant to the Section 214 Switched Voice Authorization, to resell public switched telecommunications services of other U.S. carriers. The Section 214 Switched Voice Authorization requires, among other things, that services be provided in a manner that is consistent with the laws of countries in which the Company operates. As described above, the Company's aggressive regulatory strategy could result in the Company's providing services that ultimately may be considered to be provided in a manner that is inconsistent with local law. If the FCC finds that the Company has violated the terms of the Section 214 Switched Voice Authorization, it could impose a variety of sanctions on the Company, including fines, additional conditions on the Section 214 Switched Voice Authorization, cease and desist or show cause orders, or the revocation of the Section 214 Switched Voice Authorization, the latter of which is usually imposed only in the case of serious violations. Depending upon the sanction imposed, such sanction could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Substantial Government Regulation."

  In order to conduct a portion of its business involving the origination and termination of calls in the United States, the Company uses leased lines. The Company's Section 214 Private Line Authorization permits the Company to resell international private lines interconnected to the PSTNs in the United States and the United Kingdom, for the purpose of providing switched telecommunications services. However, the FCC imposes certain restrictions upon the use of the Company's private line between the United States and the United Kingdom. The Company may route over the private line traffic originating in the United States or in the United Kingdom and terminating in the United States or the United Kingdom. The Company may also route over the private line traffic originating in the United States or the United Kingdom and sent to third countries via the tariffed switched services of a carrier in the United States or the United Kingdom. Similarly, the Company may route over the private line calls that originate in a third country over an ITO's tariffed switched services and terminate in the United States or the United Kingdom. The Company may not route traffic to or from the United States over the private line between the United States and the United Kingdom if such traffic originates or terminates in a third country over a private line between the United Kingdom and such third country, if the third country has not been found by the FCC to offer "equivalent" resale opportunities. The Company is currently not routing U.S.-originated traffic to or U.S. terminated traffic to or from non-"equivalent" countries via private lines. To date, the FCC has found that only Canada, the United Kingdom, Sweden and New Zealand offer such opportunities. Following implementation of the Full Competition Directive by EU member states, the FCC may authorize the Company to originate and terminate traffic over its private line between the United States and the United Kingdom and over an additional private line pursuant to ISR authority to additional member states if the FCC finds that such additional member states provide equivalent competitive opportunities. However, there can be no assurance that the FCC will find such equivalence.

  The Company also owns capacity in international facilities to provide some services, and may in the future acquire interests in such facilities. The Company has a Section 214 authorization to provide services over international facilities between the United States and all countries other than Cuba.

  The Company is required to file and has filed with the FCC a tariff containing the rates, terms and conditions applicable to its international telecommunications services. The Company is also required to file with the FCC any agreements with customers containing rates, terms, and conditions for international telecommunications services, if those rates, terms, or conditions are different than those contained in the Company's tariff. If the Company charges rates other than those set forth in, or otherwise violates, its tariff or a customer agreement filed with the FCC, the FCC or a third party would bring an action against the Company, which could result in a fine, a judgment or other penalties against the Company. Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's provision of domestic long distance service in the United States is subject to regulation by the FCC and relevant state PSCs, who regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's domestic services are provided. In general, neither the FCC nor the relevant state PSCs exercise direct oversight over cost justification for the Company's services or the Company's profit levels, but either or both may do so in the future. The Company, however, is required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of services provided. The Company has filed domestic long distance tariffs with the FCC. The FCC adopted an order on October 29, 1996 eliminating the requirement that non-dominant interstate carriers, such as the Company, maintain FCC tariffs. However, on February 13, 1997, the DC Circuit ruled that the FCC's order will be stayed pending judicial review of the appeals. Should the appeals fail and the FCC's order become effective, the Company may benefit from the elimination of FCC tariffs by gaining more flexibility and speed in dealing with marketplace changes. However, the absence of tariffs will also require that the Company secure contractual agreements with its customers regarding many of the terms of its existing tariffs or face possible claims arising because the rights of the parties are no longer clearly defined. The Company generally is also required to obtain certification from the relevant state PSC prior to the initiation of intrastate service. Telegroup has the authorizations required to provide service in 47 states, and has filed or is in the process of filing required tariffs in each such state. Any failure to maintain proper federal and state tariffing or certification or any difficulties or delays in obtaining required authorization could have a material adverse effect on the Company's business, financial condition and results of operations. The FCC also imposes some requirements for marketing of telephone services and for obtaining customer authorization for changes in the customer's primary long distance carrier.

  To originate and terminate calls in connection with providing their services, long distance carriers such as the Company must purchase "access services" from LECs or CLECs. Access charges represent a significant portion of the Company's cost of U.S. domestic long distance services and, generally, such access charges are regulated by the FCC for interstate services and by PSCs for intrastate services. The FCC has undertaken a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. Under alternative access charge rate structures being considered by the FCC, LECs would be permitted to allow volume discounts in the pricing of access charges. While the outcome of these proceedings is uncertain, if these rate structures are adopted many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors. In addition, certain pending FCC proceedings, initiated to implement the 1996 Telecommunications Act could impose new regulatory requirements including the requirement that all telecommunications service providers, including the Company, contribute some portion of their telecommunications revenues to a "universal service fund" designated to fund affordable telephone service for consumers, schools and libraries.

  In some instances, the Company may be responsible for city sales taxes on calls made within the jurisdiction of certain U.S. cities. The Company is implementing software to track and bill for this tax liability. However, the Company may be subject to sales tax liability for calls transmitted prior to the implementation of such tax software and not be able to collect reimbursement for such liability from its customers. While the Company believes that any such liability will not be significant, there can be no assurance that such tax liability, if any, will not have a material adverse effect on the Company's business, financial condition or results of operations. The FCC and certain state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control and corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of the Company.

  Europe. In Europe, the regulation of the telecommunications industry is governed at a supra-national level by the EU (consisting of the following member states: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom), which is responsible for creating pan-European policies and, through legislation, has developed a regulatory framework to ensure an open, competition telecommunications market. The EU was established by the Treaty of Rome and subsequent conventions and is authorized by such treaties to issue EC "directives." EU member states are required to implement these directives through national legislation. If an EU member state fails to adopt such directives, the European Commission may take action, including referral to the European Court of Justice, to enforce the directives.

  In 1990, the EU issued the Services Directive requiring each EU member state to abolish existing monopolies in telecommunications services, with the exception of Voice Telephony. The intended effect of the Services Directive was to permit the competitive provision of all services other than Voice Telephony, including value-added services and voice services to CUGs. However, as a consequence of local implementation of the Services Directive through the adoption of national legislation, there are differing interpretations of the definition of prohibited Voice Telephony and permitted value-added and CUG services. Voice services accessed by customers through leased lines are permissible in all EU member states. The European Commission has generally taken a narrow view of the services classified as Voice Telephony, declaring that voice services may not be reserved to the ITOs if (i) dedicated customer access is used to provide the service, (ii) the service confers new value-added benefits on users (such as alternative billing methods) or (iii) calling is limited by a service provider to a group having legal, economic or professional ties.

  In March 1996, the EU adopted the Full Competition Directive containing two key provisions which required EU member states to allow the creation of alternative telecommunications infrastructures by July 1, 1996, and which reaffirmed the obligation of EU member states to abolish the ITOs' monopolies in Voice Telephony by 1998. The Full Competition Directive encouraged EU member states to accelerate liberalization of Voice Telephony. To date, Sweden, Finland, Denmark and the United Kingdom have liberalized facilities-based services to all routes. Certain EU countries may delay the abolition of the Voice Telephony monopoly based on exemptions established in the Full Competition Directive. These countries include Spain (December 1998), Portugal and Ireland (January 1, 2000) and Greece (2003).

  Each EU member state in which the Company currently conducts its business has a different regulatory regime and such differences are expected to continue beyond January 1998. The requirements for the Company to obtain necessary approvals vary considerably from country to country and are likely to change as competition is permitted in new service sectors. Except with respect to Voice Telephony, the Company believes that, to the extent required, it has either filed applications, received comfort letters or obtained licenses from the applicable regulatory authorities.

  The Company may be incorrect in its assumptions that (i) EU member states will abolish on a timely basis the respective ITO's monopoly to provide Voice Telephony within and between such member states, as required by the Services Directive and the Full Competition Directive, (ii) deregulation will continue to occur and (iii) it will be allowed to continue to provide and to expand its services. The Company's provision of services in Western Europe may also be affected if any EU member state imposes greater restrictions on non-EU international service than on such service within the EU. There can be no assurance that EU member states will not adopt laws or regulatory requirements that will adversely affect the Company.

    United Kingdom. The Company owns and operates a switching facility in London that is connected to the UK international gateway by private line circuits leased by the Company from third parties. In the

                                     63--1

  United Kingdom, the Company offers direct access and call-reorigination, as well as customized calling card and prepaid debit calling card services, and provides international call termination services to other telecommunications carriers and resellers on a wholesale switched minute basis. The Company's services are subject to the Telecommunications Act of 1984 (the "UK Telecommunications Act"). The Secretary of State for Trade and Industry (the "TI Secretary") is responsible for granting telecommunications licenses and the Director General of Telecommunications ("DGT") and his staff, known as the Office of Telecommunications ("Oftel"), the United Kingdom's telecommunications regulatory authority, are responsible for enforcing the conditions of such licenses. In March 1997, the TI Secretary informed the Company that it would grant the Company an ISR license in April 1997, which will allow the Company to offer certain international and national long distance services via connection to the PSTN by leased lines. The loss of the Company's license or the placement of significant restrictions thereon could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Substantial Government Regulation."

    To reduce transmission costs associated with leasing IPLCs owned by third parties and to provide additional capacity between the United States and United Kingdom, the Company has the option to acquire capacity on an IRU basis in a digital undersea fiber-optic cable for the transmission of traffic between its London switching facility and its international gateway switching center in New York. Before providing service over this capacity, the Company is required to apply to the TI Secretary to obtain an International Facilities License ("IF License") that would permit it to run international voice services over submarine cables in which it has an IRU interest. The British government has not placed any limit on the number of IF Licenses it will issue, but there can be no assurance that the Company will be granted an IF License. The Company's failure to obtain an IF License would prevent the Company from providing facilities-based services to and from the United Kingdom through its own facilities (e.g., by IRU), would adversely affect the Company's plans and ability to expand its operations, and could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Netherlands. The regulation of telecommunications is currently controlled by the Ministry of Transport, Public Works and Water Management, Telecommunications and Post Department ("HDTP"). However, legislation is pending in the Dutch parliament to transfer part of this authority to an independent administrative authority. The Company presently owns and operates a switching facility in Amsterdam, which the Company intends in the future to connect by leased lines to its international gateway switching center in New York, subject to Dutch and FCC rules. To keep pace with competitors, the Company presently offers call-through services in the Netherlands. In particular, the Company has begun to provide a range of enhanced telecommunications services and switched voice services to business users, including to closed user groups, by routing traffic via the switched networks of other carriers to terminate calls. The Company is poised to provide Voice Telephony to the public when the provision of such services is scheduled to become permissible on July 1, 1997. However, it is possible that such competition will not be permitted until later in 1997.

    Germany. The regulation of the telecommunications industry in Germany is governed by Telekommunikations-gesetz, the Telecommunications Act of 1996 ("TKG"), which, with respect to most of its provisions, became effective in August 1996. Under the TKG, a license ("TKG License") is generally required by any person that: (i) operates transmission facilities for the provision of telecommunications services to the public; or (ii) offers Voice Telephony services to the public through telecommunications networks operated by such provider. While the TKG represents the final phase of the reform of the German telecommunications industry, the law will continue to protect the monopoly rights of Deutsche Telecom over the provision of Voice Telephony until January 1, 1998.

    In Germany, the Company is currently providing traditional call-reorigination services, but anticipates that it will migrate CUGs and other customers to forms of call-through other than call-reorigination prior to January 1, 1998. The Company anticipates providing a range of enhanced telecommunications services and switched voice services to business users, including to CUGs, by routing traffic via the international switched networks of competitors to the ITO. The Company has not received assurances from the ITO or from the regulatory authority that it will not be allowed to be offering Voice Telephony prior to the expiration of the ITO's monopoly on such services.

    In order to provide the services to the public that the Company intends to provide and expand its network switching facilities in Germany, the Company will be required to obtain a TKG License. Under the TKG, an applicant is entitled to the grant of a license subject to certain public policy considerations set forth in the statute. A license may be revoked if, among other things, continued effectiveness would be contrary to statutory public policy considerations. There can be no assurance that the Company will be able to obtain, or, if granted, thereafter maintain, a TKG License. The failure to obtain, or the loss of, a TKG License or the placement of significant restrictions thereon could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that any future changes in, or additions to, any existing or future German laws, regulations, government policy, court or administrative rulings regarding telecommunications will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Substantial Government Regulation."

    France. The Company currently provides call-reorigination services, including transparent call-reorigination. The Company is permitted to provide call-reorigination in France without a license. Although it does not currently provide such services, under current law, the Company may lease circuits and provide switched voice services to CUGs in France without a license. Until January 1, 1998, the Company may not provide Voice Telephony to the public in France. The Company anticipates that it will migrate CUGs and other customers to forms of call-through other than call-reorigination prior to January 1, 1998. The Company anticipates providing a range of enhanced telecommunications services and switched voice services to business users, including to CUGs, by routing traffic via the international switched networks of competitors to the ITO. The Company has not received assurances from the ITO or from the regulatory authority that it will not be allowed to be offering Voice Telephony prior to the expiration of the ITO's monopoly on such services.

    A new telecommunications law, passed in 1996 to implement the Full Competition Directive, establishes a licensing regime and an independent regulator and imposes various interconnection and other requirements designed to facilitate competition. Depending on the establishment of rules to implement this new law, the Company expects to be in a position to expand its services to include, for example, call-through and facilities-based services in France. After January 1, 1998, if it decides to provide switched voice services to the public, including call-through services, or to own facilities, the Company will have to apply for a license from the Minister of Telecommunications. There can be no guarantee, however, that the Company will be able to obtain necessary licenses, permits, or interconnection arrangements to fully take advantage of such liberalization. The lack of timely liberalization or the Company's inability to take advantage of such liberalization could have a material adverse impact on the Company's ability to expand its services as planned.

    Switzerland. In Switzerland, the Company is currently providing call-reorigination services, but anticipates that it will migrate CUGs and other customers to forms of call-through other than call-reorigination prior to January 1, 1998. The Company anticipates providing a range of enhanced telecommunications services and switched voice services to business users, including to CUGs, by routing traffic via the international switched networks of competitors to the ITO. The Company has not received assurances from the ITO or from the regulatory authority that it will not be allowed to be offering Voice Telephony prior to the expiration of the ITO's monopoly on such services. The Company's existing services are subject to the Federal Law on Telecommunications of June 21, 1991 ("LTC"). Although Switzerland is not an EU member state, the Swiss government has expressed its intention to maintain Swiss telecommunications regulations in line with EU directed liberalization. Towards that end, on October 1, 1996, the Swiss federal government published a draft law (the "Draft Law") designed to increase competition in the telecommunications industry and to guarantee "universal" services for the entire Swiss population at reasonable prices. Upon deregulation of the Swiss telecommunications market and subject to FCC rules, the Company plans to expand operations in Switzerland through the installation of additional switching facilities in Zurich and other metropolitan areas of Switzerland connected via international private leased circuits ("IPLCs") to its international gateway switching center to provide international and national long distance services with switched and dedicated access. Under the Draft Law, the Company would not be required to obtain a license unless it controls the infrastructure over which its services are carried. Accordingly, the Company's provision of its existing and intended services would require the Company only to deliver notification of such services to the government. There can be no assurance that the Draft Law as currently proposed will be adopted. See "Risk Factors--Substantial Government Regulation."

  Pacific Rim. Regulation of the Company varies in the Pacific Rim, depending upon the particular country involved. The Company's ability to provide switched voice services is significantly constrained in all countries where the Company provides service except Australia and New Zealand. In Australia and New Zealand, regulation of the Company's provision of telecommunications services is relatively permissive, although enrollment (in Australia) or registration (in New Zealand) with the regulator is required in both countries for ISR. The Company's subsidiary has enrolled in Australia as a Supplier of Eligible International Services. In Japan, the Company may not provide basic switched voice services to the public. The Company may provide basic switched voice services to CUGs and a wide array of international value-added services in Japan after registering with the local regulatory authority. The Japanese government has indicated that it will permit carriers such as the Company to apply for ISR authority sometime in 1997. In Hong Kong, the Company may provide transparent call-reorigination under its existing license. Public international telephone services currently may only be provided by HKTI, the ITO, however, there have been reports in the Hong Kong press that the Hong Kong regulatory authority has entered into discussions with HKTI on the possibility of the early termination of HKTI's exclusive license, which will expire on October 1, 2006. In all other Pacific Rim countries, the Company is strictly limited in its provision of public voice and value added services.

  While some countries in the Pacific Rim oppose call-reorigination, the Company generally has not faced significant regulatory impediments. China, Indonesia, and the Philippines have specifically informed the FCC that call-reorigination is illegal in those countries. Australia, New Zealand, Japan and Hong Kong permit call-reorigination.

    Australia. In Australia, the provision of the Company's services is currently subject to federal regulation pursuant to the Telecommunications Act 1991 of Australia (the "Telecom Act") and federal regulation of anticompetitive practices pursuant to the Trade Practices Act 1974. In addition, other federal legislation, various regulations pursuant to delegated authority and legislation, ministerial declarations, codes, directions, licenses, statements of Commonwealth Government policy and court decisions affecting telecommunications carriers also apply to the Company. There can be no assurance that future declarations, codes, directions, licenses, regulations, and judicial and legislative changes will not have a material adverse effect on the Company's business, financial condition and results of operations.

    The Australian Telecommunications Authority ("AUSTEL"), Australia's federal telecommunications regulatory authority, currently has control over a broad range of issues affecting the operation of the Australian telecommunications industry, including the licensing of carriers, the promotion of competition, consumer protection and technical matters. Under the 1997 Act, AUSTEL's authority will be divided between the Australian Communications Authority and the Australian Competition and Consumer Commission.

    The Company owns and operates a switch in Sydney that is connected to the New York international gateway switch via leased lines. On December 9, 1996, the Company's subsidiary, Telegroup Network Services pty Limited, was enrolled as a Supplier of Eligible International Services ("Class License") under Section 226 of the Telecom Act, which allows the Company to resell national, local and long distance service, cellular service, and international service, including to engage an ISR. Under the Telecom Act, the Company's Australian subsidiary must comply with the conditions of the ISP's Class License until the 1997 Act comes into effect on July 1, 1997. Under the 1997 Act, the Company's subsidiary will be subject to certain service provider rules, including an obligation to provide certain operator services, directory assistance services and itemized billing for customers of the subsidiary. It is currently expected that the Australian Government will allow additional carriers, including the Company, to own transmission facilities in July 1997. The Company intends to become a carriage service provider which would entitle the Company to purchase IRUs for the Australian portion of the underseas fiber-optic cable between Sydney and New York, as well as Auckland, New Zealand. The Company will be required to comply with the rules applicable to carriage service providers. If the Company or its affiliate purchases or constructs a link between places in Australia (e.g., to provide an extension to its international services), it will be required to apply with AUSTEL for a carrier license. It would then be subject to the terms of its own license and would be subject to greater regulatory controls such as in areas of regulation of connectivity, provision of access to service providers, land access and contributions to the net cost of universal service throughout Australia (to provide telecommunications services at reasonable prices to remote sections of that country) applicable to licensed facilities-based carriers.

    Since Australia is not recognized by the FCC as an "equivalent" country, the Company is not authorized by the FCC to use the Australian ISR license between the U.S. and Australia, as is allowed in the United Kingdom. Although the Company anticipates that such authorization will be forthcoming in the near future, especially given the passage of the 1997 Act, there is no guarantee that the FCC will find Australia to be "equivalent." In the absence of such authorization, the Company's plans to expand in Australia would be adversely affected. The Company has requested that the FCC grant a waiver allowing the Company to deviate from the existing, FCC-approved $0.22 per minute settlement rate and allow the Company to contract at $0.05 per minute, pursuant to an agreement with its subsidiary in Australia. The Company has not initiated service pursuant to this agreement, and will not begin providing such services unless and until the arrangement is approved by the FCC.

    There can be no assurance that a change in government, in government policy in relation to telecommunications or competition, or in AUSTEL's enforcement of the Telecom Act or in the enforcement of the 1997 Act, will not have a material adverse effect on the Company's business, financial condition and results of operations. For example, both Telstra and Optus have requested that the Australian government defer such date, and there can be no assurance that the deregulatory process will proceed in accordance with the government's announced timetable. Any delay in such deregulatory process or in the granting of licenses to other entities interested in developing their own transmission facilities in Australia could delay potential price reductions anticipated in a more competitive marketplace, thereby delaying the Company's access to potentially less expensive transmission and access facilities.

    Hong Kong. The Company acts as a wholesale carrier in Hong Kong, utilizing its switch collocated at the facility of one or more local facilities-based carrier in Hong Kong to provide international services to such carriers. The Company carries a substantial amount of such local carriers' international business on a transparent call-reorigination basis. The Company operates under a PNETS license granted in 1995 and renewable on an annual basis. The Company's PNETS license was most recently renewed in March 1997. The license permits the Company to provide a personal identification and routing service and facsimile communication service (generally referred to as "callback" service). The Company's PNETS License will likely be renewed unless there has been a material breach of one of the License conditions.

    The telecommunications market in Hong Kong for the provision of public telephone services can be categorized into two primary areas: international long distance services and local telephone services. HKTI currently holds an exclusive license until September 30, 2006 to provide a variety of international services including the right to operate an international gateway for the handling of all outgoing and incoming international calls. However, there have been reports in the Hong Kong press in recent months of talks between the Hong Kong Government and NKTI over the possibility of NKTI relinquishing its monopoly on a range of international telecommunications services (including public international long distance calls) by terminating its existing exclusive licenses, which is not due to expire until October 1, 2006.

    Prior to June 1995, the Hong Kong Telephone Company Limited was the sole operator of local fixed network telephone services. Subsequently, the market was liberalized and the Hong Kong government granted licenses to Hutchison, New World and New T & T to provide fixed local telephone network services. All four fixed local telephone network operators each currently hold a Fixed Telecommunications Network Services license ("FTNS") issued by the Hong Kong government. The Company plans to apply for a FTNS License if and when the Hong Kong government decides to grant additional FTNS licenses, which, the Hong Kong government has indicated, will be no earlier than 1998. Despite the fact that HKTI has the exclusive right under its license to provide international telephone services, all three of the other local fixed network operators have in recent years gained a significant share of the international long distance call market (approximately 30% to 40% according to the Company's estimates) by utilizing U.S. and Canada-based call-reorigination services. See "Risk Factors--Substantial Government Regulation" and "The International Telecommunications Industry--Competitive Opportunities and Advances in Technology." The Company has wholesale agreements with two of the four local providers in Hong Kong to carry a portion of their international traffic. Effective July 1, 1997, control of Hong Kong will revert back to the Peoples Republic of China, and it is unclear as to what effect, if any, this will have on the Company's operations in Hong Kong. See "Risk Factors--Substantial Government Regulation."

    Japan. The Company owns and operates an international gateway switching center in Tokyo that is connected to the New York international gateway switching center by international private leased circuits leased by the Company currently for the purpose of transmitting signals from Japan to the United States to trigger call-reorigination service. In Japan, the Company offers traditional call-reorigination services, and anticipates offering call-through as well as customized calling card and debit calling card services. In addition, to reduce transmission costs associated with leasing private lines and to provide additional capacity between the United States and Japan, the Company is exploring the acquisition of one or more IRUs for the transmission of international traffic between its Tokyo switching facility and the Company's international gateway switching center, subject to the rules of the Japanese government and the FCC. The Company's services in Japan are subject to regulation by the Ministry of Post and Telecommunications (the "Japanese Ministry") under the Telecommunications Business Law (the "Japanese Law"). The Company has filed notice with the Japanese Ministry as a General Type II carrier which permits it to provide its current services. The Company is in the process of seeking a Special Type II registration which will permit the Company to provide additional services in Japan. There can be no assurance that the Company will be able to register with the Japanese Ministry as a Special Type II carrier. The Company's failure to obtain rights as a Special Type II carrier, could have a material adverse effect on the Company's ability to

                                     67--1
  expand its operations in Japan and could materially adversely effect the Company's business, financial condition and results of operations.

EMPLOYEES

  As of March 31, 1997, the Company had 372 full-time and 115 part-time employees. None of the Company's employees are covered by a collective bargaining agreement. Management believes that the Company's relationship with its employees is satisfactory.

AGREEMENTS WITH INDEPENDENT AGENTS

  Independent Agents. The Company's agreements with its independent agents (other than Country Coordinators) typically provide for a two-year term and require the agents to offer the Company's services at rates prescribed by the Company and to abide by the Company's marketing and sales policies and rules. Independent agent compensation is paid directly by the Company and is based exclusively upon payment for the Company's services by customers obtained for Telegroup by the independent agents. The commission paid to independent agents ranges between five to twelve percent of revenues received by the Company and varies depending on individual contracts, the exclusivity of the agent and the type of service sold. Commissions are paid each month based on payments received during the prior month from customers obtained by independent agents. Independent agents are held accountable for customer collections and are responsible for up to 40% of bad debt attributable to customers they enroll. The Company may change commissions on any of its services with 30 days written notice to the independent agent.

  As of March 31, 1997, approximately one-third of the Company's retail revenues were derived from customers enrolled by agents who are contractually prohibited from offering competitive telecommunications services to their customers during the term of their contract and typically for a period of two years thereafter. Contracts with independent agents entered into by the Company after to July 1996 typically provide for such exclusivity. As earlier agreements expire, the Company has generally required its independent agents to enter into such new agreements. In the past, certain independent agents have elected to terminate their relationships with the Company in lieu of entering into new independent agent agreements. In the event that independent agents transfer a significant number of customers to other service providers or that a significant number of agents decline to renew their contracts under the new terms and move their customers to another carrier, either of such events would have a material adverse effect on the Company's business, financial condition and results of operations.

  Country Coordinators. In significant international markets, Telegroup appoints Country Coordinators. Country Coordinators are typically self-financed, independent agents, with contracts that bind them exclusively to Telegroup. Country Coordinators also have additional duties beyond marketing Telegroup services, including the responsibility in a country or region to coordinate the activities of Telegroup independent agents including training and recruitment, customer service and collections. As of March 31, 1997, Telegroup had 31 Country Coordinators who were responsible for sales, marketing, customer service and collections in 48 countries. Telegroup has begun to vertically integrate its operations by opening offices in Germany and the U.K. which provide Country Coordinator services and, in August 1996, acquired the business operations of its Country Coordinator in France.

  Country Coordinators offer the Company's services at rates prescribed by the Company, and enforce standards for all advertising, promotional, and customer training materials relating to Telegroup's services that are used or distributed in the applicable country or region. Country Coordinators review all proposed marketing or advertising material submitted to them by the independent agents operating in their country or region and ensure such agents' compliance with the Company's standards and policies. The Company's agreements with its independent Country Coordinators typically have a two-year term and include an exclusivity provision restricting the County Coordinator's ability to offer competing telecommunication services. Such agreements typically entitle the Country Coordinator to an override based on a percentage of revenues collected by Telegroup from customers within the Country Coordinator's country or region, as well as a commission similar to the commission paid to independent agents with respect to customers obtained directly by the Country Coordinator. See "Risk Factors--Dependence on Independent Agents."

LEGAL MATTERS

  The Company makes routine filings and is a party to customary regulatory proceedings with the FCC relating to its operations. The Company is not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on the Company's business, financial condition and results of operations.

  In June 1996, Macrophone Worldwide (PTY) Ltd. (the "Plaintiff"), a former Country Coordinator for South Africa, filed a complaint (the "Complaint") against the Company in the United States District Court for the Southern District of Iowa (the "Action") alleging, among other things, breach of contract, wrongful termination and intentional interference with contractual relations. The Complaint requests compensatory and exemplary damages. Although the Company is vigorously defending the Action, Management believes that the Company will ultimately prevail and does not believe the outcome of the Action, if unfavorable, will have a material adverse effect on the Company's business, financial condition or results of operations, although there can be no assurance that this will be the case.

INTELLECTUAL PROPERTY AND PROPRIETARY INFORMATION

  Intellectual Property. The Company owns U.S. registration number 1,922,458, for the mark TELEGROUP GLOBAL ACCESS(R) for international long distance telecommunications services. The Company also owns a U.S. application for registration of its service mark TELEGROUP (SM) No. 74/692,511, for domestic and international long distance telephone telecommunications services and electronic transmission of messages and data. In addition, the Company owns several foreign applications and registrations for the marks TELEGROUP, TELEGROUP TECHNOLOGIES, INTELLIGENT GLOBAL NETWORK, TELEGROUP INTELLIGENT GLOBAL NETWORK, SPECTRA, GLOBAL ACCESS, TELEGROUP GLOBAL ACCESS, TELECARD, and the TELEGROUP logo. The Company relies primarily on common law rights to establish and protect its intellectual property, its name, products, and long distance services. There can be no assurance that the Company's measures to protect its intellectual property will deter or prevent the unauthorized use of the Company's intellectual property. If the Company is unable to protect its intellectual property rights, including existing trademarks and service marks, it could have a material adverse effect upon the Company's business, financial condition and results of operations.

  Proprietary Information. To protect rights to its proprietary know-how and technology, the Company requires certain of its employees and consultants to execute confidentiality and invention agreements that prohibit the disclosure of confidential information to anyone outside the Company. These agreements also require disclosure and assignment to the Company of discoveries and inventions made by such persons while employed by the Company. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's confidential information will not otherwise become known or be independently developed by competitors or others.

PROPERTY

  The Company leases certain office space under operating leases and subleases that expire at various dates through October 31, 2001, including the Company's principal headquarters in Fairfield, Iowa. The principal offices currently leased or subleased by the Company are as follows:

LOCATION                                        SQUARE FOOTAGE LEASE EXPIRATION
--------                                        -------------- ----------------
Fairfield, Iowa (Corporate Headquarters)......      31,632      January 2001
Fairfield, Iowa (Various Offices).............      35,000      Various
Coralville, Iowa (Network Operations Center)..       7,200      October 2001
Dusseldorf, Germany (Sales and Customer Serv-       21,000
 ice Office)..................................                  April 1999
London, England (Sales and Customer Service         12,000
 Office)......................................                  April 2001
Paris, France (Sales and Customer Service Of-        1,600
 fice)........................................                  September 1999

  The Company's switches in New York City, Australia, France, Japan, Hong Kong, the Netherlands and the U.K. are located in various facilities pursuant to separate collocation agreements. The Company's aggregate rent expense for its domestic and international operations, excluding costs relating to collocation agreements, was $682,630 in 1996.

  The Company recently purchased 39 acres in Fairfield, Iowa, on which it intends to build its new corporate headquarters. The Company also has an option to purchase an adjacent 26 acres.

                                  MANAGEMENT

  The following table sets forth certain information regarding the Company's directors and executive officers.

NAME                      AGE POSITION
----                      --- --------
Fred Gratzon.............  51 Chairman of the Board and Director
Clifford Rees ...........  45 President, Chief Executive Officer and Director
John P. Lass.............  46 Senior Vice President and Chief Operating Officer
Ronald B. Stakland.......  44 Senior Vice President, International Marketing and
                               Operations and Director
Douglas A. Neish.........  41 Vice President--Finance, Chief Financial Officer,
                               Treasurer and Director
Stanley Crowe............  51 Vice President--North America
Richard P. DeAngelis.....  41 Vice President--Sales and Marketing
Michael Lackman..........  46 Vice President--Intelligent Networks
Eric E. Stakland.........  45 Vice President--Global Carrier Services

  Within 90 days following completion of the Offering, the Company intends to elect two additional persons to the Company's Board of Directors who will be independent directors. Such independent directors will not be employees of the Company.

  Fred Gratzon, a co-founder of the Company, has served as Chairman of the Company's Board of Directors and a Director since its formation in 1989. Mr. Gratzon founded The Great Midwestern Ice Cream Company in Fairfield, Iowa, in 1979 and served as its Chairman from 1979 to 1988. Mr. Gratzon received a BA in fine arts from Rutgers University in 1968.

  Clifford Rees, a co-founder of the Company, has served as President and a Director of the Company since its formation in 1989 and as Chief Executive Officer since April 1997. Prior to co-founding Telegroup, Mr. Rees was a co-founder of Amerex Petroleum Corporation, a multinational oil brokerage company. Mr. Rees has been a member of the Board of Directors of the Telecommunications Resellers Association ("TRA") since its inception, and was the founding chairman of the TRA's International Resale Council, which advises the TRA Board of Directors on issues concerning the expansion of telecommunications resale throughout the world. Mr. Rees received a BA, summa cum laude, in biochemistry from Michigan State University in 1974.

  John P. Lass has served as Senior Vice President and Chief Operating Officer of the Company since January 1, 1997. Prior to joining the Company, from November 1987 through December 1996, Mr. Lass served as Director and President of Capital Management Partners, Inc., an NASD-registered broker-dealer firm. During the same period, Mr. Lass was also Director and President of Everest Asset Management, Inc., an investment management firm. From 1983 to 1987, Mr. Lass served as Investment Manager for the Zimmerman Capital Group and from 1982 to 1983, Mr. Lass was a consultant with the Boston Consulting Group. Mr. Lass received an MBA from Harvard Business School in 1982, where he graduated as a Baker Scholar. Mr. Lass received a BA from the University of Washington in 1972.

  Ronald B. Stakland has served as Senior Vice President of International Marketing and Operations of the Company since 1992 and as a Director since April 1997. Prior to joining the Company, Mr. Stakland was a broker for Prime Energy, Inc., an oil brokerage company from January 1988 to August 1992. Prior to his position with Prime Energy, he was telemarketing manager for the Beckley Group in Fairfield, Iowa. Mr. Stakland received a BFA from the University of Minnesota in 1975.

  Douglas A. Neish has served as Vice President of Finance of the Company since November 1995, Treasurer since October 1996 and Chief Financial Officer and a Director since April 1997. From 1990 to 1995, Mr. Neish served as Deputy Treasurer for Canada Mortgage and Housing Corporation and from 1988 to 1990 as Vice President of Canada Development Investment Corporation ("CDIC"). Prior to his position with CDIC, from 1979 to 1988, Mr. Neish was employed by Export Development Corporation where he served in a number of positions including Senior Treasury Officer and Manager of Marketing. Mr. Neish received a BA from Acadia University, Nova Scotia, Canada in 1976 and an MBA from Dalhousie University, Nova Scotia, Canada in 1979.

  Stanley Crowe has served as Vice President of North America of the Company since 1993. Prior to joining the Company, Mr. Crowe was a manager for Mall Network Services, a telecommunications consulting and management firm from 1990 to 1993. Prior to his position with Mall Network Services, Mr. Crowe served as Vice President of Marketing of Guild Investment Management, a national investment management firm, from 1988 to 1990 and President of Stanley Crowe & Associates (predecessor to Oakwood Corp.), a real estate development and brokerage firm, from 1979 to 1986. Mr. Crowe received a BA from the University of California in 1968.

  Richard P. DeAngelis has served as Vice President of Sales and Marketing of the Company since 1993. Prior to joining the Company, Mr. DeAngelis was president of DeAngelis Management Services, a managed commodities brokerage firm from 1989 to 1993. Mr. DeAngelis received a BA in Business Administration from Maharishi University of Management (formerly Maharishi International University) in 1979.

  Michael Lackman has served as Vice President of Intelligent Networks of the Company since 1994. Mr. Lackman served as Senior Manager at MCI from 1991 to 1994, where he was responsible for managing global development projects for MCI and its alliance partners. He received his BS in Computer Science from the University of Oregon in 1975.

  Eric E. Stakland has served as Vice President of Global Carrier Services since 1995. Prior to joining the Company, Mr. Stakland was Chief Executive Officer of Impact Solutions, Inc. (also known as Fiberflex, Inc.), a golf club manufacturing and marketing company based in Fairfield, Iowa from July 1993 to October 1994. Prior to May 1993, Mr. Stakland was Chief Operating Officer of USA Global Link, a telecommunications company. Mr. Stakland received a BSCI from Maharishi European Research University in 1983 and an MBA from Maharishi University of Management in 1985.

  All directors of the Company currently hold office until the next annual meeting of the Company's shareholders or until their successors are elected and qualified. Immediately prior to completion of the Offering, the Company's Board of Directors will be divided into three classes serving staggered three-year terms. See "Risk Factors--Antitakeover Considerations." At each annual meeting of the Company's shareholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. See "Description of Capital Stock--Certain Provisions of the Company's Articles and Bylaws."

  Except for Eric E. Stakland and Ronald B. Stakland, who are brothers, there are no family relationships among any of the directors and executive officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. After completion of the Offering, the Board of Directors will establish an Audit Committee. The Audit Committee will be comprised solely of independent directors and will be charged with recommending the engagement of independent accountants to audit the Company's financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of the Company's management and independent accountants pertaining to the Company's financial statements and performing such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors.

  Compensation Committee. After completion of the Offering, the Board of Directors will establish a Compensation Committee. The Compensation Committee will be comprised solely of "disinterested persons" or "Non-Employee Directors" as such term is used in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "outside directors" as such term is used in Treasury Regulation Section 1.162-27(c)(3) promulgated under the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee will be responsible for reviewing general policy matters relating to compensation and benefits of employees and officers, determining the total compensation of the officers and directors of the Company and administering the Company's Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors did not have a Compensation Committee during fiscal year 1996. As a result, Messrs. Gratzon and Rees, executive officers and the only members of the Board of Directors in 1996, participated in deliberations concerning executive officer compensation, including their own compensation. After completion of the Offering, the Board of Directors will establish a Compensation Committee comprised of directors who are not executive officers or employees of the Company.

DIRECTOR REMUNERATION

  After completion of the Offering, directors who are not employees of the Company will receive an annual fee, a meeting fee for every board meeting attended and each committee meeting held separately and a fee for each telephonic board meeting or telephonic committee meeting held separately. The Company is in the process of determining such fees. All directors will be reimbursed for out-of-pocket expenses incurred in connection with attendance at board and committee meetings. The Company may, from time to time and in the sole discretion of the Company's Board of Directors, grant options to directors under the Company's Stock Option Plan.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning compensation for services in all capacities awarded to, earned by or paid to, the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company, whose aggregate cash and cash equivalent compensation exceeded $100,000 (collectively, the "Named Officers"), with respect to the year ended December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                                                                COMPENSATION
                                   ANNUAL COMPENSATION             AWARDS
                          ------------------------------------- ------------
                                                                 SECURITIES
 NAME OF INDIVIDUAL AND                          OTHER ANNUAL    UNDERLYING     ALL OTHER
   PRINCIPAL POSITION     SALARY ($) BONUS ($) COMPENSATION ($) OPTIONS (#)  COMPENSATION ($)
 ----------------------   ---------- --------- ---------------- ------------ ----------------
Clifford Rees...........   $690,000  $250,000        --               --              --
 Chief Executive Officer
Fred Gratzon............    600,000   250,000        --               --              --
 Chairman of the Board
Ronald B. Stakland......    250,000    71,417        --               --         $184,016(1)
 Senior Vice President-
 International Services
Michael Lackman.........    111,000    38,000        --               --              --
 Vice President-Intelli-
 gent Networks
Richard P. DeAngelis....     44,418    85,147        --            27,000        $183,732(1)
 Vice President-Sales &
 Marketing

--------
(1)Represents payments by the Company to such individuals for earned commissions.

STOCK OPTION GRANTS

  The following table sets forth certain information regarding grants of options to purchase Common Stock made by the Company during the fiscal year ended December 31, 1996, to each of the Named Officers. No stock appreciation rights were granted during 1996.

                             OPTION GRANTS IN 1996
                               INDIVIDUAL GRANTS

                                                                         POTENTIAL REALIZABLE VALUE AT
                         NUMBER OF    PERCENT OF                         ASSUMED ANNUAL RATES OF STOCK
                         SECURITIES  TOTAL OPTIONS                          PRICE APPRECIATION FOR
                         UNDERLYING   GRANTED TO   EXERCISE                   OPTION TERM ($) (2)
                          OPTIONS    EMPLOYEES IN    PRICE   EXPIRATION -------------------------------
  NAME                    GRANTED    1996 (%) (1)  ($/SHARE)    DATE      (0%)      (5%)       (10%)
  ----                   ----------  ------------- --------- ---------- --------- --------- -----------
Richard P. DeAngelis....   13,500        4.54%       $7.20     1/1/06   $ 486,540 $ 792,520 $ 1,261,959
                           13,500(3)     4.54         7.20     1/1/06     486,540   792,520   1,261,959

--------
(1) The Company granted options to purchase a total of 297,637 shares of Common Stock in 1996.
(2) Represents amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (0%, 5% and 10%) on the Common Stock over the terms of the options. These assumptions do not reflect the Company's estimate of future stock price appreciation. Actual gains, if any, on the stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the option holder.
(3) Represents performance based options conditioned upon reaching certain sales objectives. Such sales objectives were met during the fourth quarter of 1996.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth certain information as of December 31, 1996, regarding options to purchase Common Stock held by each of the Named Officers. None of the Named Officers exercised any stock options or stock appreciation rights during fiscal year 1996.

                      FISCAL 1996 YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                              OPTIONS AT FISCAL YEAR-  "IN-THE-MONEY" OPTIONS AT
                                      END (#)           FISCAL YEAR-END ($) (1)
                             ------------------------- -------------------------
                             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                             ----------- ------------- ----------- -------------
   Richard P. DeAngelis.....   27,000         --        $973,080        --

--------
(1) Options are "in the money" if the fair market value of the underlying securities exceeds the exercise price of the options. The amounts set forth represent the difference between $43.24 per share, the market value of the Common Stock issuable upon exercise of options at December 31, 1996 (as determined by the Board of Directors), and the exercise price of the option, multiplied by the applicable number of shares underlying the options.

EMPLOYMENT AGREEMENTS

  On April 7, 1997, the Company entered into employment agreements (the "Employment Agreements") with each of Mr. Gratzon and Mr. Rees pursuant to which Mr. Gratzon has agreed to serve as Chairman of the Board and Mr. Rees has agreed to serve as President and Chief Executive Officer of the Company. The Employment Agreements provide for an annual base salary for each of Mr. Gratzon and Mr. Rees of $500,000 and incentive compensation of up to $500,000. The incentive compensation component of the Employment

Agreements will be calculated and shared equally between Mr. Gratzon and Mr. Rees as follows: (i) a total of $1 million if EBT (as defined below) for the immediately preceding year is $1 million or less; (ii) $1 million plus the excess of EBT over $1 million if EBT for the immediately preceding year is between $1 million and $2 million; and (iii) $2 million if EBT for the immediately preceding year is $2 million or greater. As defined more particularly in the Employment Agreements "EBT" is equal to the sum of net income of the Company and its subsidiaries, plus any provision for income taxes deducted in computing net income. The Employment Agreements provide that any additional annual base salary and incentive compensation will be at the discretion of the Compensation Committee, will be commensurate with bonuses paid to other employees of the Company and will take into account total compensation paid to executives of competitors of the Company.

  The Employment Agreements expire on December 31, 2000, unless earlier terminated in accordance with their terms. In addition, the Employment Agreements contain a non-competition covenant which prohibits Mr. Rees and Mr. Gratzon from, during the term of their employment with the Company and for a period of one year following the termination of the Employment Agreements in most circumstances, working for any company that competes with the Company as of the date of termination, without the written consent of the Company.

  Prior to the completion of the Offering, the Company anticipates entering into additional employment agreements with certain executive officers.

AMENDED AND RESTATED STOCK OPTION PLAN

  On April , 1997, the Board of Directors of the Company adopted and the shareholders of the Company approved the Amended and Restated 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant to officers, key employees and directors of the Company and its subsidiaries of both "incentive stock options" within the meaning of Section 422 of the Code, and stock options that are non-qualified for federal income tax purposes. The total number of shares for which options may be granted pursuant to the Stock
Option Plan is     and the maximum number of shares for which options may be
granted to any person is     shares, subject to certain adjustments to reflect
changes in the Company's capitalization. The Stock Option Plan is currently administered by the Company's Board of Directors. Upon the completion of the Offering, the Stock Option Plan will be administered by the Compensation Committee. The Compensation Committee will determine, among other things, which officers, employees and directors will receive options under the plan, the time when options will be granted, the type of option (incentive stock options, non-qualified stock options, or both) to be granted, the number of shares subject to each option, the time or times when the options will become exercisable, and, subject to certain conditions discussed below, the option price and duration of the options. Members of the Compensation Committee are not eligible to receive options under the Stock Option Plan, but are entitled to receive options as directors.

  The exercise price of incentive stock options are determined by the
Compensation Committee, but may not be less than    if granted prior to the
Offering or the fair market value of the Common Stock on the date of grant if granted after the Offering and the term of any such option may not exceed ten years from the date of grant. With respect to any participant in the Stock Option Plan who owns stock representing more than 10% of the voting power of all classes of the outstanding capital stock of the Company or of its subsidiaries, the exercise price of any incentive stock option may not be less than 110% of the fair market value of such shares on the date of grant and the term of such option may not exceed five years from the date of grant.

  The exercise price of non-qualified stock options are determined by the Compensation Committee on the date of grant. In the case of non-qualified stock options granted on or before the earliest of (i) the expiration or termination of the Plan; (ii) the material modification of the Plan; (iii) the issuance of all options under the Plan; or (iv) the first meeting of shareholders at which Directors are elected occurring after the year 2000 (the "Reliance Period"), the exercise price of such options may not be less than
$   if granted prior to the Offering or the fair market value of the Common
Stock on the date of grant if granted after the Offering. In the case of non-qualified stock options granted after the Reliance Period, the exercise price of such options may not be less than the fair market value of the Common Stock on the date of grant. In either case, the term of such options may not exceed ten years from the date of grant.

  Payment of the option price may be made in cash or, with the approval of the Compensation Committee, in shares of Common Stock having a fair market value in the aggregate equal to the option price. Options granted pursuant to the Stock Option Plan are not transferable, except by will or the laws of descent and distribution. During an optionee's lifetime, the option is exercisable only by the optionee.

  The Compensation Committee has the right at any time and from time to time to amend or modify the Stock Option Plan, without the consent of the Company's shareholders or optionees; provided, that no such action may adversely affect options previously granted without the optionee's consent, and provided further that no such action, without the approval of a majority of the shareholders of the Company, may increase the total number of shares of Common Stock which may be purchased pursuant to options under the plan, increase the total number of shares of Common Stock which may be purchased pursuant to options under the plan by any person, expand the class of persons eligible to receive grants of options under the plan, decrease the minimum option price, extend the maximum term of options granted under the plan, extend the term of the plan or change the performance criteria on which the granting of options is based. The expiration date of the Stock Option Plan after which no option may be granted thereunder, is April 1, 2007.

  Promptly after the completion of the Offering, the Company expects to file with the Securities and Exchange Commission a registration statement on Form S-8 covering the shares of Common Stock underlying options granted under the Stock Option Plan.

  As of December 31, 1996, options to purchase an aggregate of 296,887 shares of Common Stock were granted and outstanding under the original 1996 Stock Option Plan and a total of 90,940 shares of Common Stock remained available for future grants under such Plan. The outstanding options were held by 320 individuals and were exercisable at $7.20 per share. The Company determined the fair value of its Common Stock at the date of grant for the purpose of determining the exercise price of the options granted pursuant to the Stock Option Plan. As a result, the Company has not recognized compensation expense with respect to any option grants because option exercise prices reflect the fair value at the respective option grant dates. Shares subject to options granted under the plan that have lapsed or terminated may again be subject to options granted under the plan.

  Certain Federal Income Tax Consequences. The following discussion is a summary of the principal United States federal income tax consequences under current federal income tax laws relating to option grants to employees under the Stock Option Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

  An optionee will not recognize any taxable income upon the grant of a non-qualified option and the Company will not be entitled to a tax deduction with respect to such grant. Generally, upon exercise of a non-qualified option, the excess of the fair market value of the Common Stock on the exercise date over the exercise price will be taxable as compensation income to the optionee. Subject to the discussion below with respect to Section 162(m) of the Code and the optionee including such compensation in income or the Company satisfying applicable reporting requirements, the Company will be entitled to a tax deduction in the amount of such compensation income. The optionee's tax basis for the Common Stock received pursuant to such exercise will equal the sum of the compensation income recognized and the exercise price. Special rules may apply in the case of an optionee who is subject to Section 16 of the Exchange Act.

  In the event of a sale of Common Stock received upon the exercise of a non-qualified option, any appreciation or depreciation after the exercise date generally will be taxed to the optionee as capital gain or loss and will be long-term capital gain or loss if the holding period for such Common Stock was more than one year.

  Subject to the discussion below, an optionee will not recognize taxable income at the time of grant or exercise of an "incentive stock option" and the Company will not be entitled to a tax deduction with respect to such grant or exercise. The exercise of an "incentive stock option" generally will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

  Generally, a sale or other disposition by an optionee of shares acquired upon the exercise of an "incentive stock option" more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the "incentive stock option" will result in any difference between the amount realized and the exercise price being treated as long-term capital gain or loss to the optionee, with no deduction being allowed to the Company. Generally, upon a sale or other disposition of shares acquired upon the exercise of an "incentive stock option" within one year after the transfer of the shares to the optionee or within two years after the date of grant of the "incentive stock option," any excess of (i) the lesser of (a) the fair market value of the shares at the time of exercise of the option and (b) the amount realized on such sale or other disposition over (ii) the exercise price of such option will constitute compensation income to the optionee. Subject to the discussion below with respect to Section 162(m) of the Code and the optionee including such compensation in income or the Company satisfying applicable reporting requirements, the Company will be entitled to a deduction in the amount of such compensation income. The excess of the amount realized on such sale or disposition over the fair market value of the shares at the time of the exercise of the option generally will constitute short-term or long-term capital gain and will not be deductible by the Company.

  Section 162(m) of the Code disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1,000,000 in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the corporation on the last day of the taxable year. Under regulations promulgated under Section 162(m), the deduction limitation of Section 162(m) does not apply to any compensation paid pursuant to a plan that existed during the period in which the corporation was not publicly held, to the extent the prospectus accompanying the initial public offering disclosed information concerning such plan that satisfied all applicable securities laws. However, the foregoing exception may be relied upon only for awards made before the earliest of (i) the expiration of the plan; (ii) the material modification of the plan; (iii) the issuance of all stock allocated under the plan; or (iv) the first meeting of shareholders at which directors are elected occurring after the close of the third calendar year following the calendar year in which the initial public offering occurs (the "Reliance Period"). The compensation attributable to awards granted under the Company's Stock Option Plan during the Reliance Period is not subject to the deduction limitation of Section 162(m). The Company has structured and implemented the Stock Option Plan in a manner so that compensation attributable to awards made after the Reliance Period will not be subject to the deduction limitation.

                             CERTAIN TRANSACTIONS

SUBORDINATED NOTE PRIVATE PLACEMENT

  On November 27, 1996, Telegroup issued $20 million in aggregate principal amount of 12% Senior Subordinated Notes to Greenwich Street Capital Partners, L.P. and its affiliated funds. The Company intends to use a portion of the net proceeds of the Offering to prepay in full the Senior Subordinated Notes.

  In connection with the Senior Subordinated Note private placement (the "Subordinated Note Private Placement"), the Company also issued warrants (the "Warrants") to the holders of the Senior Subordinated Notes to purchase 4.0% of the issued and outstanding shares of Common Stock on a fully diluted basis, exercisable at a nominal exercise price at any time prior to November 28, 2003. In the event that the Company does not complete the Offering prior to July 2, 1997 or January 2, 1998, the holders of the Warrants will have the right to acquire up to an additional 0.5% and 1.0%, respectively, of the issued and outstanding shares of Common Stock on a fully diluted basis on such dates, less certain excluded shares. The Warrants provide that excluded shares include the following: (i) shares of Common Stock issued in a qualified public offering; (ii) shares of Common Stock issued, other than in a qualified public offering, at fair market value; (iii) shares of Common Stock that are (a) issued or issuable pursuant to options that have fair market value exercise prices and (b) granted to employees of the Company (other than to Messrs. Gratzon or Rees), but only up to 7.5% of the sum of shares issued in (i) and
(ii) above; and (iv) shares of Common Stock that are (a) issued or issuable pursuant to options that have fair market value exercise prices, (b) granted to employees of the Company (other than to Messrs. Gratzon or Rees) and (c) issued after a qualified public offering, but only up to the excess of 90,125 over the number of shares of Common Stock granted to employees in respect of options prior to the closing of a qualified initial public offering.

  The Warrants contain certain customary antidilution protection in the event of stock splits, stock dividends, reorganizations and other similar events.

  Pursuant to a registration rights agreement with the Company (the "Warrant Shares Registration Rights Agreement"), a majority of the holders of the Warrants are entitled to demand registration of their shares once in each of the two years following the Offering, provided that any exercise must include at least twenty percent (20%) of the shares into which the Warrants are exercisable (the "Warrant Shares").

  The holders of the Warrants also have piggyback registration rights with respect to all registrations by the Company (other than a registration statement filed on Form S-4 or S-8), including the Offering, pursuant to the following priority rules: (i) in the case of Offering, the Company has first priority, the holders of the Warrants have second priority (with respect to up to fifty percent (50%) of the outstanding Warrant Shares), other shareholders have third priority (up to four percent (4%) of the issued and outstanding shares of Common Stock prior to the Offering), and thereafter the holders of the Warrants and other shareholders share on a one-third and two-thirds basis, respectively; (ii) in the case of all other underwritten offerings the Company has first priority, and the holders of the Warrants and other shareholders (with rights to participate in the offering) have second priority, pro rata with their holdings; and (iii) in all other offerings, the Company has first priority, other shareholders with demand registration rights have second priority, and the holders of the Warrants and all holders of piggyback registration rights have third priority, pro rata with their holdings.

  Pursuant to the terms of the Warrant Shares Registration Rights Agreement, the Company has agreed to (i) pay all fees and expenses incurred with any registration, except for all underwriting discounts and commissions relating to the Common Stock sold on behalf of such holders which will be borne by the holders thereof, and (ii) indemnify the holders of the Warrants in connection with any registration effected pursuant to the Warrant Shares Registration Rights Agreement, including liabilities under the Securities Act.

PRINCIPAL SHAREHOLDERS REGISTRATION RIGHTS AGREEMENT

  Prior to completion of the Offering, the Company and Clifford Rees and Shelly Gratzon (the "Principal Shareholders") will enter into a registration rights agreement (the "Principal Shareholders Registration Right,

Agreement") granting Messrs. Gratzon and Rees demand and incidental registration rights in connection with their ownership of shares of Common Stock. See "Description of Capital Stock--Registration Rights--Principal Shareholders."

ACQUISITION OF COUNTRY COORDINATOR'S OPERATIONS

  The Company acquired substantially all of the assets of Telegroup South Europe, Inc., a Pennsylvania corporation ("TGSE") and Telecontinent, S.A., a French company ("Telecontinent"). George Apple, the Company's Country Coordinator in France, owned all of the issued and outstanding shares of TGSE and substanially all of the shares of Telecontinent. Pursuant to separate agreements, the Company paid Mr. Apple aggregate consideration of $1,031,547 in cash and 47,832 shares of the Company's Class A Common Stock for TGSE and Telecontinent, S.A.

LOANS TO CERTAIN EXECUTIVE OFFICERS

  The Company has from time to time made various personal loans to Messrs. Gratzon and Rees, the Chairman of the Board and President, respectively. Mr. Gratzon received loans from the Company, during 1996, in the aggregate amount of $162,318, at an interest rate equal to 12% per annum, all of which were repaid in full by Mr. Gratzon in November 1996. The largest aggregate amount of indebtedness owed by Mr. Gratzon to the Company at any time during 1996 was $162,318.

  Mr. Rees received loans from the Company during 1994 and 1995, and in October 1996 in the aggregate amount of $135,878, at interest rates equal to 12% per annum. These loans were repaid in full by Mr. Rees in November 1996. The largest aggregate amount of indebtedness owed by Mr. Rees to the Company at any time during 1996 was $135,878.

MANAGEMENT AGREEMENT

  During 1994, 1995 and a portion of 1996, the Company had a management agreement with an affiliate of the Company owned by Messrs. Gratzon and Rees pursuant to which it paid a management fee, determined annually, plus an incentive fee based upon performance, to Messrs. Gratzon and Rees. Amounts paid to Messrs. Gratzon and Rees under this agreement totaled $1,155,000, $1,334,000 and $415,000 during 1994, 1995 and 1996, respectively. The management agreement was terminated on May 15, 1996.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 1997 (assuming the Recapitalization had occurred as of the dates presented, except as otherwise indicated) as adjusted to reflect the sale of Common Stock being offered hereby by (i) each person known by the Company to beneficially own five percent or more of any class of the Company's capital stock, (ii) each director of the Company, (iii) each executive officer of the Company (including the Named Officers), (iv) all directors and executive officers of the Company as a group, and (v) each selling shareholder. All information with respect to beneficial ownership has been furnished to the Company by the respective shareholders of the Company.

                            SHARES OF COMMON STOCK                           SHARES OF COMMON STOCK
                          BENEFICIALLY OWNED PRIOR TO                       BENEFICIALLY OWNED AFTER
                                 OFFERING (1)                   SHARES          OFFERING (1)(2)
                          -------------------------------   OF COMMON STOCK ------------------------
BENEFICIAL OWNER               NUMBER         PERCENT (3)    BEING OFFERED  NUMBER       PERCENT (3)
----------------          ---------------    ------------   --------------- ------       -----------
Fred Gratzon (4)........        2,160,000(5)       42.4%
Clifford Rees...........        2,160,000(5)       42.4%
Greenwich Street Capital
 Partners, L.P. ........          211,701(6)        4.2%
Ronald B. Stakland......          142,061(7)        2.8%
Michael Lackman.........           94,707(7)        1.9%
John P. Lass............                0            0
Douglas A. Neish........            6,000            *
Richard P. DeAngelis....                0            0
Stanley Crowe...........                0            0
All directors and execu-
 tive officers as a
 group (8 persons)......        4,562,768          89.6%

--------
  * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.
(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 30, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as owned by them. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Telegroup, Inc., 2098 Nutmeg Avenue, Fairfield, Iowa 52556.
(2) Assumes no exercise of the over-allotment option.
(3) Assumes 4,783,194 shares of Common Stock outstanding prior to the Offering, exercisable warrants of 211,701, and exercisable stock options of 98,001.
(4) Fred and Shelly Gratzon are married; as a consequence, each may be deemed to be the beneficial owner of all the shares listed.
(5) Represents shares of Class A Common Stock which will be converted into Common Stock prior to completion of the Offering pursuant to the Recapitalization. See "Description of Capital Stock--Recapitalization."
(6) The address of Greenwich Street Capital Partners, L.P. is 388 Greenwich Street, New York, New York 10013.
(7) Represents shares of Class B Common Stock which will be converted into Common Stock prior to completion of the Offering pursuant to the Recapitalization. See "Description of Capital Stock--Recapitalization."

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  After completion of the Offering, the authorized capital stock of the
Company shall consist of      shares of Common Stock, no par value, and
shares of Preferred Stock, no par value.

  The statements under this caption are summaries of all material provisions of the Company's Second Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws (the "Bylaws"), relating to the Company's capital stock which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, such documents.

THE RECAPITALIZATION

  Immediately prior to completion of the Offering, the Company will adopt the Articles and the Bylaws. The Articles will provide for the reclassification of the Company's Class A Common Stock and its nonvoting Class B Common Stock, no par value, into a single class of voting Common Stock, no par value, (the "Reclassification"). The Articles will also provide for "blank check" preferred stock. See "Description of Capital Stock." In addition, immediately prior to the completion of the Offering, the Company will effect an
approximately   -for-one stock split of its then existing Common Stock (the
"Stock Split"). The Reclassification and the Stock Split are referred to collectively herein as the "Recapitalization."

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any person to the Board of Directors. Subject to the rights of the holders of shares of any series of Preferred Stock, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. See "Dividends." Holders of shares of Common Stock have no preemptive, conversion, redemption, subscription or similar rights. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share ratably in the assets of the Company which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities of the Company and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of Preferred Stock. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby when issued will be, upon payment therefor, validly issued, fully paid and nonassessable.

  At present there is no established trading market for the Common Stock. Application will be made to have the Common Stock approved for listing on the
Nasdaq National Market under the symbol "   ."

PREFERRED STOCK

  The Company's Board of Directors is authorized to issue from time to time up
to    million shares of Preferred Stock in one or more series and to fix the rights, designations, preferences, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, the terms of any sinking fund, liquidation preferences and the number of shares constituting any series, without any further action by the shareholders of the Company. The issuance of Preferred Stock with voting rights could have an adverse effect on the voting power of holders of Common Stock by increasing the number of outstanding shares. In addition, if the Board of Directors authorizes Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased up to the amount authorized under the Articles. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. Any such issuance could also have the effect of delaying, deterring or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Board of Directors does not currently intend to issue any shares of Preferred Stock.

WARRANTS

  As of December 31, 1996, there were outstanding Warrants granting the holders of the Warrants the right to acquire up to 211,701 shares of Common Stock subject to the right of the holders of the Warrants to acquire up to an additional 0.5% and 1.0%, respectively, of the issued and outstanding shares of the Company on a fully diluted basis if the Company does not complete the Offering prior to July 2, 1997 or January 2, 1998. The Warrants are exercisable at any time prior to November 28, 2003. The Warrants are entitled to certain antidilution protection in the event of additional issuances of Common Stock, stock splits, stock dividends, reorganizations and other similar events. The shares of Common Stock issued pursuant to the exercise of the Warrants are entitled to certain registration rights described below. As a result of the Stock Split, the holders of Warrants will have the right to
acquire    shares of Common Stock.

REGISTRATION RIGHTS

  Holders of the Warrants. The holders of the Warrants were granted registration rights pursuant to the Warrant Shares Registration Rights Agreement with the Company. Under the Warrant Shares Registration Rights Agreement, a majority of the holders of the Warrants will be entitled to demand registration of their shares once in each of the two years following the Offering, provided that any exercise must include at least twenty percent (20%) of the shares into which the Warrants are exercisable (the "Warrant Shares").

  The holders of the Warrants have piggyback registration rights with respect to all registrations by the Company (other than a registration statement filed on Form S-4 or S-8), including the Offering, pursuant to the following priority rules: (i) in the case of the Offering, the Company has first priority, the holders of the Warrants have second priority (with respect to up to fifty percent (50%) of the Warrant Shares then held by such holders of the Warrants), other shareholders have third priority (up to four percent (4%) of the issued and outstanding shares of Common Stock prior to the Offering), and thereafter the holders of the Warrants and other shareholders share on a one-third to two-thirds basis; (ii) in the case of all other underwritten offerings the Company has first priority, and the holders of the Warrants and other shareholders (with rights to participate in the offering) have second priority, pro rata with their holdings; and (iii) in all other offerings, the Company has first priority, other shareholders with demand registration rights have second priority, and the holders of the Warrants and all holders of piggyback registration rights have third priority, pro rata with their holdings.

  Pursuant to the terms of the Warrant Shares Registration Rights Agreement, the Company agreed to (i) pay all fees and expenses incurred with any registration, except for all underwriting discounts and commissions relating to the Common Stock sold by such holders, which will be borne by the holders thereof, and (ii) indemnify the holders in connection with any registration effected pursuant to the Warrant Shares Registration Rights Agreement, including liabilities under the Securities Act.

  Principal Shareholders. Prior to completion of the Offering, the Principal Shareholders will be granted registration rights pursuant to the Principal Shareholders Registration Rights Agreement. Under the Principal Shareholders Registration Rights Agreement, the Principal Shareholders are entitled to demand registration of their shares once in each of the two years following the date the Company is eligible to file a registration statement on Form S-3, provided that any such demand must include at least twenty percent (20%) of the shares beneficially owned by the Principal Shareholders on the date of such demand.

  The Principal Shareholders have piggyback registration rights with respect to all other registrations by the Company (other than a registration statement filed on Form S-4 or S-8), pursuant to the following priority rules: (i) in the case of any underwritten registration on behalf of the Company, the Company has first priority, and the Principal Shareholders and other shareholders (with rights to participate in the offering) have second priority, pro rata with their holdings; and (ii) in any underwritten secondary registration on behalf of the Company's shareholders other than the Principal Shareholders, the other shareholders with priority demand registration rights have first priority, and the Principal Shareholders and all holders of incidental registration rights have second priority, pro rata with their holdings.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES AND BYLAWS

  The Company's Articles contain a provision that eliminates the personal liability of the Company's directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except (i) for liability for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for any transactions from which the director derived an improper personal benefit, or
(iv) for unlawful distributions in violation of Section 490.833 of the Iowa Business Corporation Act. Any repeal or amendment of this provision by the shareholders of the Corporation will not adversely affect any right or protection of a director existing at the time of such repeal or amendment.

  In addition, the Company's Bylaws provide that the Company will indemnify directors and officers of the Company to the fullest extent permitted by the Iowa Business Corporation Act.

  The Articles and Bylaws include certain provisions which are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of the directors and management more difficult.

  The Articles provide that the Board of Directors of the Company be divided into three classes serving staggered three-year terms. The Articles and Bylaws have also been amended to include restrictions on who may call a special meeting of shareholders, to provide that shareholders may only act at an annual or special meeting or by unanimous written consent. The Company's Bylaws contain an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of shareholders of the Company. In general, notice must be received by the Company not less than 90 days prior to the meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

  The Articles and Bylaws contain provisions requiring the affirmative vote of the holders of at least two-thirds of the voting stock of the Company to amend the foregoing provisions of the Articles and Bylaws.

  The Articles contain provisions restricting certain "Business Combinations". The Articles require the affirmative vote of at least 80% of the outstanding shares of voting stock of the Company for the approval of certain material transactions between the Company and any individual, corporation, partnership or other person or entity which, together with its affiliates and associates beneficially owns in the aggregate 20% or more of the outstanding voting stock of the Company ("Substantial Shareholder") unless one of the following is true: (1) 2/3 of the "Continuing Directors" on the Board (a) have approved in advance the acquisition that caused the Substantial Shareholder to become a Substantial Shareholder or (b) have approved the Business Combination prior to the Substantial Shareholder involved in the Business Combination having become a Substantial Shareholder; (2) the Business Combination is solely between the Company and one of its wholly-owned subsidiaries; or (3) the Business Combination is a merger or consolidation and the consideration per share by holders of Common Stock of the Company in the Business Combination satisfies the "fair price" requirements in the Articles. In general, a "fair-price" is not less than the greater of (a) the highest per share price paid by the Substantial Shareholder in acquiring any of it shares of stock of the Company or (b) an amount which bears the same or greater percentage relationship to the market price of the Common Stock of the Company immediately prior to the announcement of the Business Combination equal to the highest percentage relationship that any per share price theretofore paid by the Substantial Shareholder for any of its holdings of Common Stock of the Company bore to the market price of the Common Stock of the Company immediately prior to commencement of the acquisition by the Substantial Shareholder.

  "Continuing Director" means, with respect to a particular Substantial Shareholder, a member of the Company's Board of Directors who was (1) a member prior to the date on which a Substantial Shareholder became a Substantial Shareholder or (2) designated as a Continuing Director by a majority of the whole board, but only if a majority of the whole board shall then consist of Continuing Directors, or if a majority of the whole board does not then consist of Continuing Directors, by a majority of the then Continuing Directors.

  "Business combinations" subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, certain dispositions to a Substantial Shareholder of voting stock of the Company, or any reclassification, including reverse stock splits, recapitalization or merger of the Company with its subsidiaries, which increases the percentage of voting stock owned beneficially by a Substantial Shareholder.

  The "Business Combination" provisions of the Articles may not be repealed or amended in any respect, unless such action is approved by the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock of the Company; provided, that if an amendment is recommended to shareholders by 2/3 of the whole board of directors when a majority of the members of the board of directors acting upon such matters are Continuing Directors then the affirmative vote of the holders of not less than 50% of the outstanding shares of voting stock of the Company is required.

IOWA BUSINESS CORPORATION ACT; ANTITAKEOVER EFFECTS

  Under Chapter 502 of the Iowa Code a person making a "takeover offer," defined as an offer to acquire any equity securities of a "target company" (defined as a public company with substantial assets in Iowa that is at least 20% owned by Iowa residents) from an Iowa resident pursuant to a tender offer is required to file a registration statement with the designated Iowa public official if the bidder would then own 10% of any class of outstanding equity securities. Chapter 502 contains antifraud provisions and prohibits the acquisition of equity securities from an Iowa resident within two years following a takeover offer unless the holders are afforded a reasonable opportunity to sell to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

  The Iowa Business Corporation Act provides that in considering acquisition proposals, directors may consider the effects on the Company's employees, suppliers, creditors, customers and the communities in which it operates, as well as the long-term and short-term interests of the Company. Consideration of any or all community interest factors is not a violation of the business judgment rule, even if the directors reasonably determine that effects on a community or other factors outweigh the financial or other benefits to the Company or a shareholder or group of shareholders. The Act also includes authorization of "poison pills" which include, without limitation, provisions that preclude or limit the exercise, transfer or receipt of stock rights by persons owning or offering to acquire a specified number or percentage of a corporation's outstanding shares. Unlike most states, Iowa does not presently have a "business combination" law prohibiting business combinations with a stockholder who holds over a specified percentage of stock for less than a specified period after crossing the threshold. See "--Certain Provisions of the Company's Articles and Bylaws."

  The foregoing provisions of state law could have the effect of delaying, deferring or preventing a change in control of the Company if the Board of Directors determines that a change of control is not in the best interest of the Company, its shareholders and other constituencies. In addition, the regulatory restrictions on acquisition of securities of the Company may also deter attempts to effect, or prevent the consummation of, a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

  First Chicago Trust Company of New York will serve as transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have
approximately   outstanding shares of Common Stock, and options exercisable
for an aggregate of   shares of Common Stock, of which options with respect
to   shares will then be exercisable at a weighted average of $    per share.

  Of the Common Stock outstanding upon completion of the Offering,
the   shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, and the regulations promulgated thereunder (an "Affiliate"), or persons who have been Affiliates within the preceding
three months. The remaining approximately     outstanding shares of Common
Stock will be "restricted securities" as that term is defined in Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 as described below.

  Pursuant to the Principal Shareholders Registration Rights Agreement, the Principal Shareholders or their permitted transferees are entitled to certain piggyback registration rights, and, in the event the Company becomes eligible to use a Form S-3 registration statement, two demand registration rights. These rights are generally subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances. The Principal Shareholders Registration Rights Agreement obligates the Company to pay all expenses of any such registration, other than underwriting discounts and commissions relating to the shares being sold on behalf of any Principal Shareholders and to indemnify the Principal Shareholders against certain liabilities, including liabilities under the Securities Act.

  Sales of restricted securities in the public market or the perception that such sales could occur could adversely affect the market price of the Common Stock.

  The Company, its officers and directors, and certain stockholders of the Company have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144 or Rule 701 under the Securities Act, or otherwise, shares subject to lock-up agreements will not be saleable until such agreements expire. Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market, subject to the
volume and other restrictions of Rule 144, will be as follows: (i)   shares
will be eligible for immediate sale as of the date of this Prospectus and
(ii)    shares will be eligible for sale beginning 180 days after the date
hereof. The remaining   shares will not be eligible for sale pursuant to Rule
144 until the expiration of the applicable holding period.

  Following the expiration of the lock-up agreements, the shares of Common Stock issued pursuant to the Company's Stock Option Plan will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of such shares in reliance upon Rule 144, but without compliance with certain restrictions, including the holding period requirement, of Rule 144.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for the applicable holding period (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the then outstanding shares of
Common Stock (approximately     shares of Common Stock immediately after
completion of the Offerings) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Effective April 29, 1997, the manner of sale restrictions of Rule 144 will be eliminated and the holding period under Rule 144 will be reduced by one year.

  In addition, the Company intends to register on Form S-8 under the
Securities Act approximately     shares of Common Stock issuable under options
subject to the Company's Stock Option Plan. Shares issued under the Stock Option Plan (other than shares issued to affiliates) generally may be sold immediately in the public market, subject to vesting requirements and the lock-up agreements described below under "Underwriters."

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
                                OF COMMON STOCK

  General. The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock applicable to holders of such shares of Common Stock who are not U.S. persons. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of United States federal income and estate taxation and does not address any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular investor. Accordingly, prospective investors are urged to consult their tax advisors regarding the current and possible future United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

  In general, a "Non-U.S. Holder" is any beneficial owner of Common Stock that is not (i) a citizen or resident, as specifically defined for U.S. federal income tax purposes, of the United States, (ii) a corporation, partnership or any entity treated as a corporation or partnership for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any State thereof, (iii) any other entity, including an estate, whose income is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust.

  Dividends. In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate as may be specified by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, and (ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or, if a tax treaty applies, attributable to such permanent establishment will generally not be subject to withholding (if the Non-U.S. Holder files certain forms annually with the payor of the dividend) but will generally be subject to United States federal income tax on a net income basis at regular graduated individual or corporate rates. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The branch profits tax may not apply if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

  To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury Regulations to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. However, under proposed regulations, in the case of dividends paid after December 31, 1997 or December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to United States withholding tax at a 31-percent rate under the backup withholding rules described below, rather than at a 30-percent rate or at a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Under current regulations, the Company must report annually to the United States Internal Revenue Service (the "IRS") and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides.

  A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

  Sale of Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax, by withholding or otherwise, on any gain realized upon the sale or other disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home" (as specifically defined for U.S. federal income tax purposes) in the United States (unless the gain from disposition is attributable to an office or other fixed place of business maintained by such non-U.S. Holder in a foreign country and a foreign tax equal to at least 10% of such gain has been paid to a foreign country), or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates, or
(iv) the Company is or has been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes (which the Company does not believe that it has been, currently is or is likely to become) and, assuming that the Common Stock is deemed for tax purposes to be "regularly traded on an established securities market," the Non-U.S. Holder held, at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than five percent of the Common Stock.

  Estate Tax. Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

  Backup Withholding and Information Reporting. As a general rule, under current United States federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting requirements apply to the actual and constructive payments of dividends. The United States backup withholding tax and information reporting requirements generally, under current regulations, will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States that are either subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding, unless the payer has knowledge that the payee is a U.S. person. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not recipients that are entitled to an exemption, as discussed above and that fail to provide in the manner required certain identifying information. However, under proposed regulations, in the case of dividends paid after December 31, 1997, a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

  The payment of the proceeds from the disposition of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require (i) backup withholding if the broker has actual knowledge that the owner is not a Non-U.S. Holder, and (ii) information reporting on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.-related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The IRS recently proposed regulations addressing the withholding and information reporting rules which could affect the treatment of the payment of proceeds discussed above. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the possible application of the proposed regulations addressing the withholding and information reporting rules.

  Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, if any, and provided that such holder furnishes the IRS with the information entitling such holder to an exemption from or reduced rate of withholding, such holder would be entitled to a refund.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the U.S. Underwriting Agreement dated the date of this Prospectus, each of the underwriters of the United States and Canadian offering of Common Stock named below (the "U.S. Underwriters"), for whom Smith Barney Inc., Alex. Brown & Sons Incorporated and Cowen & Company are acting as Representatives (the "Representatives"), has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to each U.S. Underwriter, the number of shares of Common Stock set forth opposite the name of such U.S. Underwriter below.

                                                                        NUMBER
      U.S. UNDERWRITER                                                 OF SHARES
      ----------------                                                 ---------
      Smith Barney Inc. ..............................................
      Alex. Brown & Sons Incorporated.................................
      Cowen & Company.................................................
                                                                          ---
        Total.........................................................
                                                                          ===

  Upon the terms and subject to the conditions stated in the International Underwriting Agreement dated the date of this Prospectus, each of the managers of the concurrent International Offering of Common Stock named below (the "Managers" and, together with the U.S. Underwriters, the "Underwriters"), for whom Smith Barney Inc., Alex. Brown & Sons Incorporated and Cowen & Company are acting as lead managers (the "Lead Managers"), has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to each Manager, the number of shares of Common Stock set forth opposite the name of such Manager below:

                                                                        NUMBER
      MANAGER                                                          OF SHARES
      -------                                                          ---------
      Smith Barney Inc................................................
      Alex. Brown & Sons Incorporated.................................
      Cowen & Company.................................................
                                                                          ---
        Total.........................................................
                                                                          ===

  Each of the U.S. Underwriting Agreement and the International Underwriting Agreement provides that the obligations of the several U.S. Underwriters and the several Managers to pay for and accept delivery of the shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions. The U.S. Underwriters and the Managers are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The U.S. Underwriters and the Managers initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at
a price that represents a concession not in excess of $     per share below
the public offering price. The U.S. Underwriters and the Managers may allow,
and such dealers may reallow, a concession not in excess of $     per share to
the other U.S. Underwriters or Managers, respectively, or to certain other dealers.

After the initial public offering, the public offering price and such concessions may be changed by the U.S. Underwriters and the Managers. The Representatives of the U.S. Underwriters have advised the Company that the U.S. Underwriters do not intend to confirm a sale of any shares to any accounts over which they exercise discretionary authority.

  The Selling Stockholders have granted to the U.S. Underwriters and the Managers options, exercisable for 30 days from the date of this Prospectus, to
purchase from such Selling Stockholders up to an aggregate of     additional
shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less underwriting discounts and commissions. The U.S. Underwriters and the Managers may exercise such options solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such options are exercised, each U.S. Underwriter and Manager will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each U.S. Underwriter's or each Manager's name in the preceding tables bears to the total number of shares listed in such tables.

  In connection with the Offering and in compliance with applicable law, the U.S. Underwriters and the Managers may overallot (i.e., sell more of the Common Stock than the total amount shown on the list of U.S. Underwriters and Managers and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above rather than by open market purchases. In addition, the contractual arrangements among the U.S. Underwriters and the Managers include a provision whereby, if, prior to termination of price and trading restrictions, the Representatives or the Lead Managers purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular U.S. Underwriter, Manager or member of the selling group, the underwriting syndicate may require the U.S. Underwriter, Manager or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the U.S. Underwriter, Manager or selling group member in question the selling concession applicable to the securities in question. The U.S. Underwriters and the Managers are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  The U.S. Underwriters and the Managers have entered into an Agreement Between the U.S. Underwriters and the Managers pursuant to which each U.S.
Underwriter has agreed that, as part of the distribution of the     shares
offered in the U.S. Offering (plus the U.S. Underwriters' portion of the over-allotment option): (i) it is not purchasing any such shares for the account of anyone other than a U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares outside the United States or Canada to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the
distribution of the     shares offered in the International Offering (plus the
Managers' portion of the over-allotment option): (i) it is not purchasing any such shares for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares in the United States or Canada or to any U.S. or Canadian Person. Each Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement Between the U.S. Underwriters and the Managers, including: (i) certain purchases and sales between the U.S. Underwriters and the Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as a Manager or by a Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or any estate or trust the income of which is subject to U.S. or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person.

  Any offer of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the relevant province of Canada in which such offer is made.

  Each Manager has represented and agreed that (i) it will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which will not involve an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 ("the Regulations"); (ii) it will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom; and (iii) it will only issue or pass on to any person in the United Kingdom any document received by it in connection with the offer of the shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction by the Company or the Managers that would permit an offering to the general public of the shares offered hereby in any jurisdiction other than the United States.

  Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this Prospectus.

  Pursuant to the Agreement between the U.S. Underwriters and the Managers, sales may be made between the U.S. Underwriters and the Managers of such number of shares as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for shares being sold by the U.S. Underwriters and the Managers, less all or any part of the selling concessions, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between the U.S. Underwriters and the Managers, the number of shares initially available for sale by the U.S. Underwriters and by the Managers may be more or less than the number of shares appearing on the front cover of this Prospectus.

  Prior to the Offering, there has not been any public market for the Common Stock. Consequently, the initial public offering price for the shares of Common Stock included in the Offering has been determined by negotiations among the Company, the Selling Stockholders, the Representatives and the Lead Managers. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and abroad and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

  The Company, the Selling Stockholders, the U.S. Underwriters and the Managers have agreed to indemnify each other against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act.

  Certain affiliates of Smith Barney Inc., a Representative and Lead Manager in connection with the Offering, hold the Company's outstanding Senior Subordinated Notes and will receive collectively in excess of 10% of the net proceeds of the Offering in connection with the repayment of the Senior Subordinated Notes upon consummation of the Offering. See "Use of Proceeds." Accordingly, the Offering will be conducted in accordance with Section 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), which requires that when more than ten percent of the net proceeds of a public offering are paid to a member of the NASD participating in the offering or to an affiliate of that member, the price at which an equity security is offered to the public may not be higher than the price recommended by a Qualified Independent Underwriter which has participated in the preparation of the Registration Statement and performed
its usual standard of due diligence with respect thereto.     has agreed to
act as Qualified Independent Underwriter for the Offering, and the public offering price of the Common Stock will not be higher than that recommended by
   .

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Swidler & Berlin, Chartered, Washington, D.C. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Chadbourne & Parke LLP.

                                    EXPERTS

  The consolidated financial statements of Telegroup, Inc. and subsidiaries as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996 have been included in this Prospectus and Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a registration statement on Form S-1 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such contract or document. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

  The Company is not currently subject to the informational requirements of the Exchange Act. As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports with the Commission. In addition, the Company will furnish its shareholders with annual reports containing audited financial statements certified by its independent public accounts and quarterly reports for he first three quarters of each fiscal year containing unaudited summary financial information.

                               GLOSSARY OF TERMS

  accounting or settlement rate--The per minute rate negotiated between carriers in different countries for termination of international long distance traffic in, and return traffic to, the carriers' respective countries.

  call-reorigination

    traditional call-reorigination (also known as "callback")--A form of dial up access that allows a user to access a telecommunications company's network by placing a telephone call, hanging up, and waiting for an automated callback. The callback then provides the user with dial tone which enables the user to initiate and complete a call.

    transparent call-reorigination--Technical innovations have enabled telecommunications carriers to offer a "transparent" form of call reorigination without the usual "hang up" and "callback" whereby the call is automatically and swiftly processed by a programmed switch.

  call-through--The provision of international long distance service through conventional long distance or "transparent" call-reorigination.

  CLEC--Competitive Local Exchange Carrier.

  core markets--The Company's "core markets" include the U.S., Germany, the U.K., France, Switzerland, Hong Kong, Japan, the Netherlands, Australia and Sweden.

  Country Coordinators--Persons in the Company's markets responsible for coordinating Telegroup's operations, including sales, marketing, customer service and independent agent support. Telegroup currently has 31 Country Coordinators responsible for providing such support in 48 countries.

  CUG (Closed User Group)--A group of specified users, such as employees of a company, permitted by applicable regulations to access a private voice or data network, which access would otherwise be denied to them as individuals.

  dedicated or direct access--A means of accessing a network through the use of a permanent point-to-point circuit typically leased from a facilities-based carrier. The advantage of dedicated access is simplified premises-to-anywhere calling, faster call set-up times and potentially lower access and transmission costs (provided there is sufficient traffic over the circuit to generate economies of scale).

  dial-up access--A form of service whereby access to a network is obtained by dialing an international toll-free number or a paid local access number.

  distributed intelligence--The proprietary architecture supporting the TIGN which allows customer information, such as credit limits, language selection, waiting voice-mail and faxes, and speed dial numbers to be distributed to customers cost-effectively over a parallel data network wherever.

  European Union--Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, and the United Kingdom.

  facilities-based carrier--A carrier which transmits a significant portion of its traffic over owned transmission facilities.

  fiber-optic--A transmission medium consisting of high-grade glass fiber through which light beams are transmitted carrying a high volume of telecommunications traffic.

  IPLC (International Private Line Circuits)--Point-to-point permanent connections which can carry voice and data. IPLCs are owned and maintained by ITOs or third party resellers.

  IRU (Indefeasible Rights of Use)--The rights to use a telecommunications system, usually an undersea cable, with most of the rights and duties of ownership, but without the right to control or manage the facility and, depending upon the particular agreement, without any right to salvage or duty to dispose of the cable at the end of its useful life.

  ISDN (Integrated Services Digital Network)--A hybrid digital network capable of providing transmission speeds of up to 128 kilobits per second for both voice and data.

  ISR (International Simple Resale)--The use of international leased lines for the resale of switched telephony services to the public, by-passing the current system of accounting rates.

  ITO (Incumbent Telecommunications Operator)--The dominant carrier or carriers in each country, often, but not always, government-owned or protected (alternatively referred to as the Postal, Telephone and Telegraph Company, or PTT).

  LEC (Local Exchange Carrier)--Companies from which the Company and other long distance providers must purchase "access services" to originate and terminate calls in the U.S.

  local connectivity--Physical circuits connecting the switching facilities of a telecommunications services provider to the interexchange and transmission facilities of a facilities-based carrier.

  local exchange--A geographic area determined by the appropriate regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

  node--A specially configured multiplexer which provides the interface between the local PSTN where the node is located and the TIGN switch. A node collects and concentrates call traffic from its local area and transfers it to TIGN switches via private line for call processing. Nodes permit Telegroup to extend its network into a new geographic locations by accessing the local PSTN without requiring the deployment of a switch.

  operating agreement--An agreement that provides for the exchange of international long distance traffic between correspondent international long distance providers that own facilities in different countries. These agreements provide for the termination of traffic in, and return traffic from, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the corresponding long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate.

  PBX (Public Branch Exchange)--Switching equipment that allows connection of a private extension telephone to the PSTN or to a private line.

  PSTN (Public Switched Telephone Network)--A telephone network which is accessible by the public through private lines, wireless systems and pay phones.

  private line--A dedicated telecommunications connection between end user locations.

  resale--Resale by a provider of telecommunications services of services sold to it by other providers or carriers on a wholesale basis.

  Switching facility--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

  TIGN--The Telegroup Intelligent Global Network.

  Value-Added Tax (VAT)--A consumption tax levied on end-consumers of goods and services in applicable jurisdictions.

  Voice Telephony--A term used by the EU, defined as the commercial provision for the public of the direct transport and switching of speech in real-time between public switched network termination points, enabling any user to use equipment connected to such a network termination point in order to communicate with another termination points.

                        TELEGROUP, INC. AND SUBSIDIARIES

                               TABLE OF CONTENTS

Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996.............. F-3
Consolidated Statements of Operations for the years ended December 31,
 1994, 1995 and 1996...................................................... F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1994, 1995 and 1996................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995 and 1996...................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Telegroup, Inc.:

  We have audited the accompanying consolidated balance sheets of Telegroup, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telegroup, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Lincoln, Nebraska
March 28, 1997

                        TELEGROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996

                                                            1995        1996
                                                         ----------- ----------
                         ASSETS
Current assets:
  Cash and cash equivalents............................. $ 4,591,399 14,155,013
  Accounts receivable and unbilled services, less
   allowance for credit losses of $2,100,000 in 1995 and
   $3,321,119 in 1996...................................  23,196,743 32,288,507
  Income tax recoverable................................         --   1,796,792
  Deferred taxes (note 8)...............................   1,134,730  1,392,058
  Prepaid expenses......................................     110,325    245,271
  Receivables from shareholders.........................      75,952     14,974
  Receivables from employees............................      87,895     85,539
                                                         ----------- ----------
    Total current assets................................  29,197,044 49,978,154
                                                         ----------- ----------
Net property and equipment (note 5).....................   3,979,039 11,256,139
                                                         ----------- ----------
Other assets:
  Deposits and other assets.............................     282,378    376,614
  Goodwill, net of amortization of $22,768 in 1996......         --   1,001,841
  Capitalized software..................................     117,051  1,906,655
  Debt issuance costs, net of amortization (note 2).....         --   1,437,004
                                                         ----------- ----------
                                                             399,429  4,722,114
                                                         ----------- ----------
    Total assets........................................ $33,575,512 65,956,407
                                                         =========== ==========
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................... $16,479,564 30,719,562
  Accrued expenses......................................   6,990,053  8,561,041
  Unearned revenue......................................         --      64,276
  Income taxes payable..................................   3,526,900        --
  Note payable..........................................   2,000,000        --
  Customer deposits.....................................     515,434    602,940
  Current portion of long-term debt (note 2)............         --     232,596
  Current portion of capital lease obligations (note
   6)...................................................     137,114    138,309
  Due to shareholders...................................      25,881        --
                                                         ----------- ----------
    Total current liabilities...........................  29,674,946 40,318,724
Deferred taxes (note 8).................................     269,630    756,891
Capital lease obligations (note 6)......................     483,489    301,393
Long-term debt (note 2).................................         --  11,216,896
Shareholders' equity (note 7):
  Class A common stock, no par or stated value;
   10,000,000 shares authorized, 4,320,000 and 4,367,832
   shares issued and outstanding in 1995 and 1996,
   respectively.........................................         --         --
  Class B non-voting common stock, no par or stated
   value; 5,000,000 shares authorized, 178,594 and
   415,362 shares issued and outstanding in 1995 and
   1996, respectively...................................         --         --
  Additional paid-in capital............................       4,595 10,765,176
  Retained earnings.....................................   3,142,852  2,597,327
                                                         ----------- ----------
    Total shareholders' equity..........................   3,147,447 13,362,503
Commitments and contingencies (note 9)
                                                         ----------- ----------
    Total liabilities and shareholders' equity.......... $33,575,512 65,956,407
                                                         =========== ==========

          See accompanying notes to consolidated financial statements.

                        TELEGROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                            1994         1995         1996
                                         -----------  -----------  -----------
Revenues:
  Retail................................ $68,713,965  128,138,947  179,146,795
  Wholesale.............................         --       980,443   34,060,714
                                         -----------  -----------  -----------
    Total revenues......................  68,713,965  129,119,390  213,207,509
Cost of revenues........................  49,512,724   83,100,708  150,536,859
                                         -----------  -----------  -----------
    Gross profit........................  19,201,241   46,018,682   62,670,650
                                         -----------  -----------  -----------
Operating expenses:
  Selling, general and administrative
   expenses.............................  19,914,168   39,221,849   59,651,857
  Depreciation and amortization.........     300,784      654,966    1,881,619
  Stock option based compensation.......         --           --     1,032,646
                                         -----------  -----------  -----------
    Total operating expenses............  20,214,952   39,876,815   62,566,122
                                         -----------  -----------  -----------
    Operating income (loss).............  (1,013,711)   6,141,867      104,528
                                         -----------  -----------  -----------
Other income (expense):
  Interest expense......................    (112,152)    (120,604)    (578,500)
  Interest income.......................     102,836      193,061      377,450
  Foreign currency transaction gain
   (loss)...............................      31,024     (101,792)    (147,752)
  Other.................................     105,303      298,627      118,504
                                         -----------  -----------  -----------
Earnings (loss) before income taxes.....    (886,700)   6,411,159     (125,770)
Income tax benefit (expense) (note 8)...     348,300   (2,589,700)       7,448
                                         -----------  -----------  -----------
    Net earnings (loss)................. $  (538,400)   3,821,459     (118,322)
                                         ===========  ===========  ===========


          See accompanying notes to consolidated financial statements.

                        TELEGROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                              CLASS B
                              CLASS A        NON-VOTING                              TOTAL
                            COMMON STOCK    COMMON STOCK  ADDITIONAL  RETAINED   SHAREHOLDERS'
                          ---------------- --------------  PAID-IN    EARNINGS      EQUITY
                           SHARES   AMOUNT SHARES  AMOUNT  CAPITAL    (DEFICIT)    (DEFICIT)
                          --------- ------ ------- ------ ----------  ---------  -------------
Balances at January 1,
 1994...................  4,320,000 $ --   178,594 $ --        4,595    384,793      389,388
Net loss................        --    --       --    --          --    (538,400)    (538,400)
                          --------- -----  ------- -----  ----------  ---------   ----------
Balances at December 31,
 1994...................  4,320,000   --   178,594   --        4,595   (153,607)    (149,012)
Dividends...............        --    --       --    --          --    (525,000)    (525,000)
Net earnings............        --    --       --    --          --   3,821,459    3,821,459
                          --------- -----  ------- -----  ----------  ---------   ----------
Balances at December 31,
 1995...................  4,320,000   --   178,594   --        4,595  3,142,852    3,147,447
Dividends...............        --    --       --    --          --    (425,000)    (425,000)
Net loss................        --    --       --    --          --    (118,322)    (118,322)
Issuance of Class B com-
 mon stock..............        --    --   236,768   --       52,366        --        52,366
Notes receivable from
 shareholders for Class
 B common stock.........        --    --       --    --      (52,366)       --       (52,366)
Shares issued in connec-
 tion with business com-
 binations (note 3).....     47,832   --       --    --      573,984        --       573,984
Compensation expense in
 connection with stock
 option plan (note 7)...        --    --       --    --    1,032,646        --     1,032,646
Warrants issued in con-
 nection with the Pri-
 vate Offering
 (note 7)...............        --    --       --    --    9,153,951        --     9,153,951
Change in foreign cur-
 rency translation......        --    --       --    --          --     (2,203)       (2,203)
                          --------- -----  ------- -----  ----------  ---------   ----------
Balances at December 31,
 1996...................  4,367,832 $ --   415,362 $ --   10,765,176  2,597,327   13,362,503
                          ========= =====  ======= =====  ==========  =========   ==========


          See accompanying notes to consolidated financial statements.

                        TELEGROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                            1994         1995         1996
                                         -----------  -----------  -----------
Cash flows from operating activities:
 Net earnings (loss).................... $  (538,400)   3,821,459     (118,322)
 Adjustments to reconcile net earnings
  (loss) to net cash provided by operat-
  ing activities:
 Depreciation and amortization..........     300,784      654,966    1,881,619
 Deferred income taxes..................    (198,200)    (937,200)     229,933
 Loss on sale of equipment..............       4,422      261,241          --
 Provision for credit losses on ac-
  counts receivable.....................   1,056,781    3,981,525    5,124,008
 Accretion of debt discount.............         --           --        48,077
 Stock option based compensation ex-
  pense.................................         --           --     1,032,646
 Changes in operating assets and liabil-
  ities, excluding the effects of busi-
  ness combinations:
 Accounts receivable....................  (8,450,053) (14,571,500) (14,199,095)
 Prepaid expenses.......................       1,603      145,656     (134,946)
 Deposits and other assets..............      28,669      157,762      (80,001)
 Accounts payable and accrued ex-
  penses................................   8,860,164    8,375,566   16,292,448
 Income taxes...........................         --     3,526,900   (5,323,692)
 Unearned revenue.......................         --           --        64,276
 Customer deposits......................     298,418      144,961       87,506
                                         -----------  -----------  -----------
   Net cash provided by operating activ-
    ities...............................   1,364,188    5,561,336    4,904,457
                                         -----------  -----------  -----------
Cash flows from investing activities:
 Purchases of equipment.................  (1,056,430)  (2,651,823)  (9,067,923)
 Proceeds from sale of equipment........      13,815        9,543          --
 Capitalization of software.............         --      (117,051)  (1,789,604)
 Cash paid in business combinations, net
  of cash acquired......................         --           --      (468,187)
 Net change in receivables from share-
  holders and employees.................     342,416      (58,464)      63,334
                                         -----------  -----------  -----------
   Net cash used in investing activi-
    ties................................    (700,199)  (2,817,795) (11,262,380)
                                         -----------  -----------  -----------
Cash flows from financing activities:
 Net payments on notes payable..........         --           --    (2,000,000)
 Proceeds from issuance of Private Of-
  fering................................         --           --    20,000,000
 Debt issuance costs....................         --           --    (1,450,281)
 Dividends paid.........................         --           --      (950,000)
 Net proceeds from long-term
  borrowings............................   1,000,000          --       530,803
 Payments on capital lease obligations..     (42,926)    (112,863)    (180,901)
 Net change in due to shareholders......         --        (2,119)     (25,881)
                                         -----------  -----------  -----------
   Net cash (used in) provided by fi-
    nancing activities..................     957,074     (114,982)  15,923,740
                                         -----------  -----------  -----------
Effect of exchange rate changes on
 cash...................................         --           --        (2,203)
                                         -----------  -----------  -----------
Net increase in cash and cash equiva-
 lents..................................   1,621,063    2,628,559    9,563,614
Cash and cash equivalents at beginning
 of year................................     341,777    1,962,840    4,591,399
                                         -----------  -----------  -----------
Cash and cash equivalents at end of
 year................................... $ 1,962,840    4,591,399   14,155,013
                                         ===========  ===========  ===========
Supplemental cash flow disclosures:
 Dividends declared..................... $       --       525,000      425,000
                                         ===========  ===========  ===========
 Common stock issued in connection with
  business combinations................. $       --           --       573,984
                                         ===========  ===========  ===========
 Common stock issued in consideration
  for notes receivable.................. $       --           --        52,366
                                         ===========  ===========  ===========
 Equipment acquired under capital
  lease................................. $   480,007       87,553          --
                                         ===========  ===========  ===========
 Interest paid.......................... $   112,152      120,604      356,270
                                         ===========  ===========  ===========
 Taxes paid............................. $       --           --     5,164,634
                                         ===========  ===========  ===========

          See accompanying notes to consolidated financial statements.

                       TELEGROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1994, 1995 AND 1996

(1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  Telegroup, Inc. and subsidiaries (the Company) is an alternative provider of domestic and international telecommunications services. Telegroup's revenues are derived from the sale of telecommunications to retail customers, typically residential users and small- to medium-sized business and wholesale customers, typically telecommunications carriers. The Company's customers are principally located in the United States, Europe and the Pacific Rim which consists of Asia, Australia and New Zealand. In both the retail and wholesale aspects of its business, the Company extends credit to customers on an unsecured basis with the risk of loss limited to outstanding amounts.

  The Company markets its services through a worldwide network of independent agents and supervisory "country coordinators". The Company extends credit to its sales representatives and country coordinators on an unsecured basis with the risk of loss limited to outstanding amounts, less commissions payable to the representatives and coordinators.

  A summary of the Company's significant accounting policies follows:

 Basis of Presentation

  The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, and include the accounts of the Company and its wholly-owned subsidiaries.

  All significant intercompany accounts and transactions have been eliminated in consolidation.

 Cash Equivalents

  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 1996, cash equivalents consisted of a certificate of deposit in the amount of $60,000. There were no cash equivalents at December 31, 1995.

 Property and Equipment

  Property and equipment are stated at cost. Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. Depreciation is provided using the straight-line method over the useful lives of the assets owned and the related lease term for equipment held under capital leases.

 Capitalized Software Development Costs

  The Company capitalizes software costs incurred in the development of its telecommunications switching software, billing systems and other support platforms. The Company capitalizes only direct labor costs incurred in the development of internal use software. Capitalization begins at achievement of technological feasibility and ends when the software is placed in service. Amortization of capitalized software will be provided using the straight-line method over the software's estimated useful life, which ranges from 3 to 5 years. There was no amortization during 1995 or 1996 as the software had not yet been placed in service.

                       TELEGROUP, INC. AND SUBSIDIARIES

 Stock-Based Compensation

  The Company accounts for its stock-based employee compensation plan using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretation (APB No. 25). The Company has provided pro forma disclosures as if the fair value based method of accounting for these plans, as prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), had been applied.

 Impairment of Long-Lived Assets

  Effective January 1, 1996, the Company adopted SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS No. 121), which requires that the long-lived assets and certain identifiable intangibles, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to be generated by the asset is less than its carrying value. Measurement of the impairment loss is based on the fair value of the asset, which is generally determined using valuation techniques such as the discounted present value of expected future cash flows. The adoption of SFAS No. 121 had no effect on the consolidated financial statements of the Company.

 Other Assets

  Goodwill results from the application of the purchase method of accounting for business combinations. Amortization is provided using the straight-line method over a maximum of 15 years. Impairment is determined pursuant to the methodology in SFAS No. 121.

 Income Taxes

  The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

 Business and Credit Concentration

  Financial instruments which potentially expose the Company to a concentration of credit risk, as defined by SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of accounts receivable. At December 31, 1996, the Company's accounts receivable balance from customers in countries outside of the United States was approximately $18,100,000 with an associated reserve for credit losses of $2,400,000. At December 31, 1996, approximately 3% of the international accounts receivable balance is collateralized by deposits paid by a portion of its international customers upon the initiation of service.

                       TELEGROUP, INC. AND SUBSIDIARIES

 Foreign Currency Contracts

  During 1996, the Company began to use foreign currency contracts to hedge foreign currency risk associated with its international accounts receivable balances. Gains or losses pursuant to these foreign currency contracts are reflected as an adjustment of the carrying value of the hedged accounts receivable. At December 31, 1996, the Company had no material deferred hedging gains or losses.

 Revenue and Commissions Expense

  Revenue from retail telecommunications services is recognized when customer calls are completed. Revenue from wholesale telecommunications services is recognized when the wholesale carrier's customers' calls are completed. Commissions paid to acquire customer call traffic are expensed in the period when associated call revenues are recognized.

 Prepaid Phone Cards

  Substantially all the prepaid phone cards sold by the Company have an expiration date of 24 months after issuance or six months after last use. The Company records the net sales price as deferred revenue when cards are sold and recognizes revenue as the ultimate consumer utilizes calling time. Deferred revenue relating to unused calling time remaining at each card's expiration is recognized as revenue upon the expiration of such card.

 Foreign Currency Translation

  The functional currency of the Company is the United States (U.S.) dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for each wholly-owned foreign subsidiary. Assets and liabilities of its foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the combined statements of operations and the Company's share of the results of operations of its foreign subsidiaries are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment is recorded as a separate component of equity.

 Fair Value of Financial Instruments

  The fair values of cash and cash equivalents, receivables, accounts payable and lease obligations are estimated to approximate carrying value due to the short-term maturities of these financial instruments. The carrying value of the long-term debt approximates fair value as the debt was secured primarily during November 1996 at rates consistent with those in effect at December 31, 1996.

 Reclassifications

  Certain amounts have been reclassified for comparability with the 1996 presentation.

                       TELEGROUP, INC. AND SUBSIDIARIES

(2) DEBT

  Long-term debt at December 31, 1996 is shown below:

   12% senior subordinated notes, net of discount, unsecured.....  $10,894,126
   8.5% note payable, due monthly through fiscal 2000, secured by
    vehicle......................................................       19,003
   10.8% note payable, due monthly through fiscal 1998, secured
    by equipment financed........................................      160,628
   12.0% note payable, due quarterly through fiscal 1999,
    unsecured....................................................       74,319
   12.0% note payable, due quarterly through fiscal 1999,
    unsecured....................................................      276,853
   6.85% note payable, due monthly through fiscal 1999,
    unsecured....................................................       14,138
   8.00% note payable, due monthly through fiscal 1998,
    unsecured....................................................       10,425
                                                                   -----------
                                                                    11,449,492
   Less current portion..........................................     (232,596)
                                                                   -----------
                                                                   $11,216,896
                                                                   ===========

  There was no long-term debt at December 31, 1995.

  On November 27, 1996, the Company completed a private placement (Private Offering) of 12% Senior Subordinated Notes (Note) for gross proceeds of $20,000,000 which is due and payable on November 27, 2003. Net proceeds from the Private Offering, after issuance costs of $1,450,281, were $18,549,719. In connection with the Private Offering, the Company issued 20,000 warrants to purchase 211,701 of the Company's Class A common stock (see note 7).

  The Note was originally recorded at $10,846,049 (a yield of 26.8%), which represents the $20,000,000 in proceeds less the $9,153,951 value assigned to the detachable warrants, which is included in additional paid-in capital. The value of the warrants was based on a valuation performed by the Company's independent financial advisors. The value assigned to the warrants is being accreted to the debt using the interest method over 7 years. The accretion of the value assigned to the warrants is included in interest expense in the accompanying consolidated financial statements.

  The Company may redeem the Note in whole or in part, at the redemption prices set forth in the agreement plus unpaid interest, if any, and a prepayment penalty of $1,400,000, if applicable, at the date of redemption. The Note indenture contains certain covenants which provide for limitations on indebtedness, dividend payments, changes in control, and certain other business transactions.

  The Company has a credit agreement with a bank which provides for up to $5,000,000 in committed credit at December 31, 1996. There were no borrowings under the line at December 31, 1996. The credit line terminates June 30, 1997, and is collateralized by substantially all of the Company's assets.

  The following is a schedule by years of future minimum debt service requirements as of December 31, 1996:

   YEAR ENDING DECEMBER 31:
   ------------------------
     1997.......................................................... $   232,596
     1998..........................................................     229,684
     1999..........................................................      91,271
     2000..........................................................       1,815
     2001..........................................................         --
     Later years...................................................  20,000,000
                                                                    -----------
                                                                     20,555,366
     Less unaccreted discount on the 12% note......................  (9,105,874)
                                                                    -----------
                                                                    $11,449,492
                                                                    ===========

                       TELEGROUP, INC. AND SUBSIDIARIES

(3) BUSINESS COMBINATIONS

  On August 21, 1996, the Company purchased TeleContinent, S.A. for $200,000. Also on August 21, 1996, the Company purchased Telegroup South Europe, Inc. Consideration for the purchase was $1,031,547 and 47,832 Class A common stock of the Company valued at $573,984, for total consideration of $1,605,531. The value of the Class A common stock was determined by management based on information obtained from the Company's independent financial advisors.

  The acquisitions have been accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations are included in the consolidated financial statements from the date of acquisition. The aggregate purchase price of the acquisitions was allocated based on fair values as follows:

      Current assets................................................ $  794,452
      Property and equipment........................................     54,571
      Goodwill......................................................  1,024,609
      Current liabilities...........................................    (68,101)
                                                                     ----------
        Total....................................................... $1,805,531
                                                                     ==========

  Pro forma operating results of the Company, assuming these acquisitions were consummated on January 1, 1994, do not significantly differ from reported amounts.

(4) RELATED PARTIES

  During 1994, 1995, and a portion of 1996, the Company had a management agreement with an affiliate owned by certain shareholders of the Company whereby it paid a management fee, determined annually, plus an incentive fee based upon performance. Amounts paid under this agreement totaled $1,155,000, $1,334,000 and $415,000 during 1994, 1995 and 1996, respectively. The management agreement was terminated on May 15, 1996.

(5) PROPERTY AND EQUIPMENT

  Property and equipment, including assets owned under capital leases of $813,790 and $674,741 in 1995 and 1996, respectively, is comprised of the following:

                                                       DECEMBER 31
                                                  --------------------- USEFUL
                                                     1995       1996    LIVES
                                                  ---------- ---------- ------
   Land.......................................... $   34,290     88,857   --
   Building and improvements.....................        --     298,483  2-20
   Furniture, fixtures and office equipment......    172,016    327,368   5-7
   Computer equipment............................  2,363,954  5,021,884     5
   Network equipment.............................  2,409,848  8,344,824     5
   Automobiles...................................     62,055    104,260     5
                                                  ---------- ----------
                                                   5,042,163 14,185,676
   Less accumulated depreciation, including
    amounts applicable to assets acquired under
    capital leases of $338,665 in 1995 and
    $269,098 in 1996.............................  1,063,124  2,929,537
                                                  ---------- ----------
     Net property and equipment.................. $3,979,039 11,256,139
                                                  ========== ==========

                       TELEGROUP, INC. AND SUBSIDIARIES

  Property and equipment includes approximately $800,000 of equipment which has not been placed in service at December 31, 1996 and, accordingly, is not being depreciated. The majority of this amount is related to new network construction.

(6) LEASES

  The Company leases certain network equipment under capital leases and leases office space under operating leases. Future minimum lease payments under these lease agreements for each of the next five years are summarized as shown on the following page.

                                                             CAPITAL   OPERATING
                                                              LEASES    LEASES
                                                             --------  ---------
Year ending December 31:
   1997....................................................  $187,421    860,777
   1998....................................................   164,626    527,175
   1999....................................................   143,120    437,981
   2000....................................................    43,149    437,160
   2001....................................................       --     106,630
   Thereafter..............................................       --         --
                                                             --------  ---------
     Total minimum lease payments..........................   538,316  2,369,723
                                                                       =========
   Less amount representing interest.......................   (98,614)
                                                             --------
                                                             $439,702
                                                             ========

  As operating leases expire, it is expected that they will be replaced with similar leases. Rent expense under operating leases totaled $224,504, $306,933 and $682,630 for the years ended December 31, 1994, 1995 and 1996, respectively.

(7) SHAREHOLDERS' EQUITY

 Common Stock

  The Company has two classes of common stock, Class A and Class B. Each share of Class A stock entitles the holder to one vote. Class B stock holds no voting privileges but is identical to Class A in all other respects.

 Stock Option Plan

  On January 1, 1996, the Company adopted a stock option plan (1996 Stock Option Plan) pursuant to which the Company's Board of Directors may grant unqualified and performance-based options to employees. The 1996 Stock Option Plan authorizes grants of option to purchase up to 387,827 shares of authorized but unissued Class B common stock. All stock options have a ten-year term and become fully exercisable on the date of grant or in increments over a three-year vesting period. Stock option activity is summarized below:

Outstanding at January 1, 1996                                       --     --
  Granted....................................................... 297,637  $7.20
  Canceled......................................................    (750)   --
  Exercised.....................................................     --     --
                                                                 -------  -----
Outstanding at December 31, 1996................................ 296,887  $7.20
                                                                 =======  =====
Exercisable at December 31, 1996................................  98,001  $7.20
                                                                 =======  =====

                       TELEGROUP, INC. AND SUBSIDIARIES

  The Company applies the intrinsic value method prescribed by ABP Opinion No. 25 in accounting for its 1996 Stock Option Plan and, accordingly, compensation costs of $1,032,646 has been recognized for its stock options for the year ended December 31, 1996. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been:

                                           1996
                                   ---------------------
                                   AS REPORTED PRO FORMA
                                   ----------- ---------
            Net loss..............  $118,322    79,767

  Under SFAS No. 123, the per-share minimum value of stock options granted in 1996 was $3.34. The minimum value, estimated as of the grant date does not take into account the expected volatility of the underlying stock as is prescribed by SFAS No. 123 for privately held companies. Input variables used in the model included an interest free rate of 6.43%, no expected dividend yields, and an estimated option life of 10 years. The pro forma impact on income assumes no options will be forfeited.

  Options granted during 1996 included performance based options. The compensation expense recorded for these performance based options under ABP Opinion No. 25 was greater than the expense recorded if the Company had determined compensation cost under SFAS No. 123.

 Warrants

  In connection with the Private Offering, the Company issued 20,000 warrants to purchase 211,701 of the Company's Class A common stock. At the time of closing, 211,701 shares represented four percent of the Company's Class A fully diluted common stock. The warrants are currently exercisable, carry an exercise price of $.01 per share, and expire November 27, 2003. As of December 31, 1996, all of these warrants remain outstanding. If the Company has not consummated an initial public offering (IPO) prior to July 2, 1997, the holder of the warrants will receive additional shares equal to one-half percent of the outstanding shares on a fully diluted basis. If the Company has not consummated an IPO prior to January 2, 1998, the holder of the warrants will receive an additional amount equal to one-half percent of the outstanding shares on a fully diluted basis.

 Stock Split

  In January 1996, the Company executed a 20,000 for 1 stock split on its Class A and Class B common stock. In conjunction with the stock split, the Company increased the authorized number of Class A common stock shares to 10,000,000 and the authorized number of Class B common stock shares to 5,000,000. Share amounts have been retroactively adjusted in the accompanying financial statements.

(8) INCOME TAX MATTERS

  Income tax expense (benefit) for the years ended December 31 is comprised of the following:

                                                   1994       1995       1996
                                                 ---------  ---------  --------
      Current................................... $(150,100) 3,526,900  (237,381)
      Deferred..................................  (198,200)  (937,200)  229,933
                                                 ---------  ---------  --------
                                                 $(348,300) 2,589,700    (7,448)
                                                 =========  =========  ========

                       TELEGROUP, INC. AND SUBSIDIARIES

  Income tax expense differs from the amount computed by applying the federal income tax rate of 34% to earnings (loss) before taxes, as follows:

                                                  1994       1995      1996
                                                ---------  --------- ---------
   Expected federal income tax (benefit)......  $(301,500) 2,180,000   (42,762)
   State income tax (benefit), net of federal
    effect....................................    (53,200)   384,700    (1,344)
   Environmental tax..........................        --      10,200       --
   Other nondeductible expenses, net..........      6,400     14,800    36,658
                                                ---------  --------- ---------
                                                $(348,300) 2,589,700    (7,448)
                                                =========  ========= =========

  The tax effect of significant temporary differences giving rise to deferred income tax assets and liabilities as of December 31 are shown below:

                                                  1994       1995      1996
                                                ---------  --------- ---------
   Deferred income tax liabilities:
     Property and equipment, principally de-
      preciation adjustments..................  $ 148,200    269,630   502,711
     Capitalized software.....................        --         --    669,160
     Basis in subsidiaries....................        --         --     32,898
     Cumulative adjustment, change in account-
      ing for income tax purposes.............    153,600        --        --
                                                ---------  --------- ---------
       Total gross deferred tax liabilities...  $ 301,800    269,630 1,204,769
                                                ---------  --------- ---------
   Deferred income tax assets:
     Allowance for credit losses..............    130,000    840,000 1,151,172
     Accrued compensation.....................     19,200    294,730   447,878
     Net operating loss carryforward..........     44,900        --        --
     Charitable contribution carryforward.....     35,600        --    107,729
     Unearned revenue.........................        --         --     22,558
     Unearned foreign exchange difference.....        --         --      4,543
     Other....................................        --         --    106,056
                                                ---------  --------- ---------
       Total gross deferred tax assets........    229,700  1,134,730 1,839,936
                                                ---------  --------- ---------
       Net deferred tax asset (liability).....  $ (72,100)   865,100   635,167
                                                =========  ========= =========

  No valuation allowance for deferred taxes at December 31, 1994, 1995 and 1996 was necessary.

(9) COMMITMENTS AND CONTINGENCIES

 Commitments with Telecommunications Companies

  The Company has an agreement with Sprint Communications Company L.P. with net monthly usage commitments of $1,500,000. The agreement extends through December 1997.

  The Company has an agreement with Mercury Communications, Ltd. with net monthly usage commitments of 850,000 British pounds, which approximates $500,000 at December 31, 1996. The agreement extends through September 30, 1997.

                       TELEGROUP, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

 Retirement Plan

  Effective January 1, 1996, the Company adopted the Telegroup, Inc. 401(k) Retirement Savings Plan (the Plan). The Plan is a defined contribution plan covering all employees of the Company who have one year of service and have attained the age of 21. Participants may contribute up to 15% of their base pay in pretax dollars. The Company will match employee contributions on a discretionary basis. Vesting in Company contributions is 100% after 5 years in the Plan. The Company made no contributions to the Plan in 1996.

 Litigation

  In June 1996, Macrophone Worldwide (PTY) Ltd. (the "Plaintiff"), a former Country Coordinator for South Africa, filed a complaint (the "Complaint") against the Company in the United States District Court for the Southern District of Iowa (the "Action") alleging, among other things, breach of contract, wrongful termination and intentional interference with contractual relations. The Complaint requests compensatory and exemplary damages. Although the Company is vigorously defending the Action, mamagement believes that the Company will ultimately prevail and does not believe the outcome of the Action, if unfavorable, will have a material adverse effect on the Company's business, financial condition or results of operations, although there can be no assurance that this will be the case.

  The Company is a party to certain other litigation which has arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a significant effect on the financial statements of the Company.

(10) BUSINESS SEGMENT

  The Company operates in a single industry segment. For the years ended December 31, 1994, 1995 and 1996, substantially all of the Company's revenues were derived from traffic transmitted through switch facilities in New York and the United Kingdom. The geographic origin of revenue is as follows:

                                                   YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                                1994        1995        1996
                                             ----------- ----------- -----------
   United States............................ $29,490,585  35,154,246  60,360,882
   Europe...................................  12,306,408  41,173,425  81,137,404
   Pacific Rim..............................   8,485,055  22,613,550  42,185,403
   Other....................................  18,431,917  30,178,169  29,523,820
                                             ----------- ----------- -----------
                                             $68,713,965 129,119,390 213,207,509
                                             =========== =========== ===========

  All revenue was derived from unaffiliated customers.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS, OR BY ANY OF THE UNDERWRIT-ERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                                  -----------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................
Risk Factors.............................................................
Use of Proceeds..........................................................
Dividend Policy..........................................................
Dilution.................................................................
Capitalization...........................................................
Selected Consolidated Financial and Operating Data.......................
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................
The International Telecommunications Industry............................
Business.................................................................
Management...............................................................
Certain Transactions.....................................................
Principal and Selling Shareholders.......................................
Description of Capital Stock.............................................
Shares Eligible for Future Sale..........................................
Certain United States Federal Income Tax Considerations for Non-U.S.
 Holders of Common Stock.................................................
Underwriting.............................................................
Legal Matters............................................................
Experts..................................................................
Additional Information...................................................
Glossary of Terms........................................................
Index to Consolidated Financial Statements............................... F-1

Until    , 1997 (25 days after the date of this Prospectus), all dealers ef-
fecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        SHARES

                                TELEGROUP, INC.

                                  COMMON STOCK

                                    -------

                                   PROSPECTUS

                                       , 1997

                                    -------

                               SMITH BARNEY INC.

                               ALEX. BROWN & SONS
                                  INCORPORATED

                                COWEN & COMPANY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                    SUBJECT TO COMPLETION, DATED     , 1997

PROSPECTUS
                                     SHARES

                                TELEGROUP, INC.

                                  COMMON STOCK

                                   --------

  Of the     shares of Common Stock, no par value (the "Common Stock"), offered
hereby,    shares are being offered in the United States and Canada (the "U.S.
Offering") by the U.S. Underwriters (as defined) and     shares are being
offered in a concurrent international offering (the "International Offering" and, together with the U.S. Offering, the "Offering") outside the United States and Canada by the Managers (as defined). The initial public offering price and the aggregate underwriting discount per share are identical for both offerings.

  Of the     shares offered hereby,    shares are being issued and sold by
Telegroup, Inc. (the "Company") and     shares are being sold by certain
existing shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

  Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price of the
Common Stock will be between $   and $    per share. See "Underwriting" for
information relating to the factors considered in determining the initial public offering price. Application will be made to approve the shares of Common
Stock for quotation on The Nasdaq National Market under the symbol "   ."

                                   --------

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR A DISCUSSION OF RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                             PRICE TO    DISCOUNTS AND  PROCEEDS TO   SELLING
                              PUBLIC     COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share                      $              $             $           $
--------------------------------------------------------------------------------
Total(3)                      $              $             $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 (1) The Company and the Selling Shareholders have agreed to indemnify the
     U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
 (2) Before deducting estimated expenses of $   , all of which will be paid by
     the Company.
 (3) Certain Selling Shareholders have granted the U.S. Underwriters and the Managers a 30-day option to purchase up to an additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions, and
     Proceeds to Selling Shareholders will be $   , $   , and $   ,
     respectively. See "Underwriting." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders pursuant to the over-allotment option.

                                   --------

  The shares of Common Stock are being offered by the several U.S. Underwriters and the several Managers named herein, subject to prior sale, when, as and if received and accepted by them and subject to certain conditions. It is expected that certificates for shares of Common Stock will be available for delivery on or about , 1997 at the offices of Smith Barney Inc., 333 W. 34th Street, New York, New York 10001.

                                   --------

SMITH BARNEY INC.
                               ALEX. BROWN & SONS
                                 INTERNATIONAL
                                                                 COWEN & COMPANY
     , 1997

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS, OR BY ANY OF THE UNDERWRIT-ERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                                  -----------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................
Risk Factors.............................................................
Use of Proceeds..........................................................
Dividend Policy..........................................................
Dilution.................................................................
Capitalization...........................................................
Selected Consolidated Financial and Operating Data.......................
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................
The International Telecommunications Industry............................
Business.................................................................
Management...............................................................
Certain Transactions.....................................................
Principal and Selling Shareholders.......................................
Description of Capital Stock.............................................
Shares Eligible for Future Sale..........................................
Certain United States Federal Income Tax Considerations for Non-U.S.
 Holders of Common Stock.................................................
Underwriting.............................................................
Legal Matters............................................................
Experts..................................................................
Additional Information...................................................
Glossary of Terms........................................................
Index to Consolidated Financial Statements............................... F-1

Until    , 1997 (25 days after the date of this Prospectus), all dealers ef-
fecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        SHARES

                                TELEGROUP, INC.

                                  COMMON STOCK

                                    -------

                                   PROSPECTUS

                                       , 1997

                                    -------

                               SMITH BARNEY INC.

                               ALEX. BROWN & SONS
                                 INTERNATIONAL

                                COWEN & COMPANY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The table below sets forth the expenses to be incurred by the Company in connection with the issuance and distribution of the shares registered for offer and sale hereby, other than underwriting discounts and commissions. All amounts shown represent estimates except the Securities Act registration fee and the NASD filing fee.

      Registration fee under the Securities Act of 1933................ $43,561
      NASD filing fee..................................................  14,875
      Nasdaq National Market fee.......................................
      Printing expenses................................................    *
      Registrar and Transfer Agent's fees and expenses.................    *
      Accountants' fees and expenses...................................    *
      Legal fees and expenses (not including Blue Sky).................    *
      Blue Sky fees and expenses.......................................    *
      Miscellaneous....................................................    *
                                                                        -------
          Total........................................................ $  *
                                                                        =======

--------
  * To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Iowa Business Corporation Act confers broad powers upon corporations incorporated in Iowa with respect to indemnification of any person against liabilities incurred by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another Corporation or other business entity. These provisions are not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement or otherwise.

  The Company's Articles contain a provision that eliminates the personal liability of the Company's directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except (i) for liability for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for any transaction from which the director derived an improper personal benefit, or
(iv) for unlawful distributions in violation of Section 490.833 of the Iowa Business Corporation Act. Any repeal or amendment of this provision by the shareholders of the Corporation will not adversely affect any right or protection of a director existing at the time of such repeal or amendment.

  The Company's Bylaws contain a provision entitling officers and directors to be indemnified and held harmless by the Company against expenses, liabilities and costs (including attorneys' fees) actually and reasonably incurred by such person, to the fullest extent permitted by the Iowa Business Corporation Act.

  The Company intends to apply for a director and officer liability policy, under which each director and certain officers of the Company would be insured against certain liabilities. In addition, prior to the effectiveness of the Offering, the Company will enter into indemnity agreements with each of its officers and directors.

  Prior to completion of the Offering, the Company intends to enter into indemnification agreements with certain of its executive officers and directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following paragraphs of this Item 15 describe all offers and sales of securities by the Company within the last three years which were not registered under the Securities Act of 1933, other than securities issued in connection with stock reclassifications, stock dividends or stock splits:

    On April 23, 1996, the Company issued 94,707 shares of Class B Common Stock to Michael Lackman for the aggregate consideration of $20,946.53 paid by Mr. Lackman with a promissory note in the principal amount of $20,946.53.

    On April 26, 1996, the Company issued 142,061 shares of Class B Common Stock to Ronald Stakland for the aggregate consideration of $31,419.80 paid by Mr. Stakland with a promissory note in the principal amount of $31,419.80.

    On August 21, 1996, in connection with the Plan and Agreement of Reorganization between the Company, George Apple and Telegroup South Europe, Inc. ("TGSE"), the Company issued 47,832 shares of Class A Common Stock and made a cash payment to George Apple in exchange for substantially all of the assets of TGSE.

  Amended and Restated 1996 Telegroup, Inc. Stock Option Plan. See "Management--Amended and Restated 1996 Telegroup, Inc. Stock Option Plan" incorporated by reference herein from the Prospectus included in Part I of this Registration Statement.

  November 27, 1996 Issuance of Senior Subordinated Notes and Warrants. On November 27, 1996, the Company completed a $20 million private placement of its 12.0% Senior Subordinated Notes, together with warrants to purchase 4.0% of the Company's fully-diluted Common Stock. See "Certain Transactions-- Subordinated Note Placement" and "Description of Capital Stock--Warrants."

  Each issuance of securities described above was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16(A). EXHIBITS.

 EXHIBIT                                                        SEQUENTIALLY
 NUMBER                       DESCRIPTION                       NUMBERED PAGE
 -------                      -----------                       -------------
   *1.1  Form of Underwriting Agreement
   *2.1  Plan and Agreement of Reorganization Between the
          Company, George Apple and Telegroup South Europe,
          Inc. Dated September 6, 1996
   *3.1  Second Restated Articles of Incorporation of
          Telegroup, Inc.
   *3.2  Amended and Restated Bylaws of Telegroup, Inc.
   *4.1  Form of Common Stock Certificate of Telegroup, Inc.
   *4.2  Form of Lock-up Agreement
   *4.3  Registration Rights Agreement among Telegroup, Inc.,
          Greenwich Street Capital Partners, L.P., Greenwich
          Street Capital Offshore Fund, Ltd., TRV Employees
          Fund, L.P., The Travelers Insurance Company and The
          Travelers Life and Annuity Company Dated as of
          November 27, 1996
   *4.4  Form of Registration Rights Agreement between the
          Company, Shelley Gratzon and Clifford Rees
   *4.5  Form of Warrant to Purchase Class A Common Stock of
          Telegroup, Inc.
   *5.1  Opinion of Swidler & Berlin, Chartered
  *10.1  Loan Agreement Dated as of March 28, 1997 by and
          between the Company and American National Bank and
          Trust Company of Chicago

 EXHIBIT                                                          SEQUENTIALLY
 NUMBER                        DESCRIPTION                        NUMBERED PAGE
 -------                       -----------                        -------------
  *10.2  Amended and Restated 1996 Telegroup, Inc. Stock Option
          Plan
  *10.3  Employment Agreement between the Company and Fred
          Gratzon
  *10.4  Employment Agreement between the Company and Clifford
          Rees
  *11.1  Statement Regarding Computation of Per Share Earnings
  *21.1  Subsidiaries of Telegroup, Inc.
   23.2  Consent of KPMG Peat Marwick, LLP
  *23.3  Consent of Swidler & Berlin, Chartered (to be included in Exhibit 5.1 to this Registration Statement)
   24.1  Power of Attorney (included on signature page)


   27.1  Financial Data Schedule

--------
* To be filed by amendment.

ITEM 16(B). FINANCIAL STATEMENT SCHEDULES.

  II--Valuation and Qualifying Accounts

  All other schedules are omitted either because they are not applicable or are not material, or the information presented therein is contained in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWN OF FAIRFIELD, STATE OF IOWA, ON APRIL 11 , 1997.

                                          Telegroup, Inc.

                                                     /s/ Clifford Rees
                                          By: _________________________________
                                             CLIFFORD REES PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Douglas A. Neish and Charles Johanson, and each of them acting individually, as his attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON APRIL 11, 1997.

              SIGNATURE                                 TITLE

          /s/ Fred Gratzon                Chairman of the Board and Director
-------------------------------------
            FRED GRATZON

          /s/ Clifford Rees               Chief Executive Officer, President
-------------------------------------      and Director (Principal Executive
            CLIFFORD REES                  Officer)

        /s/ Douglas A. Neish              Vice President--Finance, Chief
-------------------------------------      Financial Officer, Treasurer and
          DOUGLAS A. NEISH                 Director (Principal Financial
                                           Officer)

            /s/ Gary Korf                 Director of Finance and Controller
-------------------------------------      (Principal Accounting Officer)
              GARY KORF

                                          Senior Vice President, International
-------------------------------------      Services and Director
         RONALD B. STAKLAND

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Telegroup, Inc.:

  Under date of March 28, 1997, we reported on the consolidated balance sheets of Telegroup, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

  In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG Peat Marwick LLP

Lincoln, Nebraska
March 28, 1997

                        TELEGROUP, INC. AND SUBSIDIARIES
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                               ADDITIONS  DEDUCTIONS
                                    BALANCE AT CHARGED TO    FROM     BALANCE
                                    BEGINNING  COSTS AND  ALLOWANCE   AT END
            DESCRIPTION              OF YEAR    EXPENSES     (A)      OF YEAR
Year ended December 31, 1994,
 Allowance deducted from asset ac-
 counts,
 allowance for doubtful receiv-
 ables............................. $  100,000 1,056,781    831,781    325,000
                                    ========== =========  =========  =========
Year ended December 31, 1995,
 Allowance deducted from asset ac-
 counts,
 allowance for doubtful receiv-
 ables............................. $  325,000 3,981,525  2,206,525  2,100,000
                                    ========== =========  =========  =========
Year ended December 31, 1996,
 Allowance deducted from asset ac-
 counts,
 allowance for doubtful receiv-
 ables............................. $2,100,000 5,124,008  3,902,889  3,321,119
                                    ========== =========  =========  =========

(a) Customers' accounts written-off, net of recoveries.

                                 EXHIBIT INDEX

 EXHIBIT                                                          SEQUENTIALLY
 NUMBER                        DESCRIPTION                        NUMBERED PAGE
 -------                       -----------                        -------------
   *1.1  Form of Underwriting Agreement
   *2.1  Plan and Agreement of Reorganization Between the
          Company, George Apple and Telegroup South Europe,
          Inc. Dated September 6, 1996
   *3.1  Second Restated Articles of Incorporation of
          Telegroup, Inc.
   *3.2  Amended and Restated Bylaws of Telegroup, Inc.
   *4.1  Form of Common Stock Certificate of Telegroup, Inc.
   *4.2  Form of Lock-up Agreement
   *4.3  Registration Rights Agreement among Telegroup, Inc.,
          Greenwich Street Capital Partners, L.P., Greenwich
          Street Capital Offshore Fund, Ltd., TRV Employees
          Fund, L.P., The Travelers Insurance Company and The
          Travelers Life and Annuity Company Dated as of
          November 27, 1996
   *4.4  Form of Registration Rights Agreement between the
          Company, Shelley Gratzon and Clifford Rees
   *4.5  Form of Warrant to Purchase Class A Common Stock of
          Telegroup, Inc.
   *5.1  Opinion of Swidler & Berlin, Chartered
  *10.1  Loan Agreement Dated as of March 28, 1997 by and
          between the Company and American National Bank and
          Trust Company of Chicago
  *10.2  Amended and Restated 1996 Telegroup, Inc. Stock Option
          Plan
  *10.3  Employment Agreement between the Company and Fred
          Gratzon
  *10.4  Employment Agreement between the Company and Clifford
          Rees
  *11.1  Statement Regarding Computation of Per Share Earnings
  *21.1  Subsidiaries of Telegroup, Inc.
   23.2  Consent of KPMG Peat Marwick, LLP
  *23.3  Consent of Swidler & Berlin, Chartered (to be included in Exhibit 5.1 to this Registration Statement)
   24.1  Power of Attorney (included on signature page)
   27.1  Financial Data Schedule

--------
* To be filed by amendment.